
12027169

Northwest Bancorporation, Inc.

2011 Annual Report

INB PERFORMING ARTS CENTER

Financial Highlights

Dollars in thousands, except per-share data

	2011	2010	2009	2008	2007
FOR THE YEAR					
Net income applicable to common shareholders	$(1,423)	$267	$(3,872)	$(275)	$2,638
PER COMMON SHARE					
Net income	$(0.46)	$0.10	$(1.63)	$(0.12)	$1.10
Equity (book value)	$8.30	$8.12	$9.75	$11.37	$11.58
Shares outstanding	3,084,548	3,076,848	2,380,793	2,367,246	2,361,746
AT DECEMBER 31					
Loans, net of reserves	$258,586	$274,416	$314,153	$334,305	$274,713
Deposits	$332,134	$346,237	$337,777	$316,054	$272,539
Assets	$385,733	$394,575	$393,702	$400,231	$343,716
Shareholders' equity	$36,399	$35,687	$33,806	$26,919	$27,346
FINANCIAL RATIOS					
Return on average assets	-0.36%	0.07%	-0.97%	-0.07%	0.85%
Return on average equity	-3.89%	0.76%	-11.42%	-0.98%	10.24%
GROWTH RATIOS					
Loans	-5.8%	-12.6%	-6.0%	21.7%	27.7%
Deposits	-4.1%	2.5%	6.9%	16.0%	29.2%
Assets	-2.2%	0.2%	-1.6%	16.4%	23.2%
Shareholders' equity	2.0%	5.6%	25.6%	-1.6%	11.5%

Letter to Shareholders

After making a small profit in 2010, we are disappointed to show a loss in 2011. The road to full recovery from the worst recession in our lifetimes is indeed a bumpy one, and your Board of Directors greatly appreciates your patience as we work our way through the legacy loans that became troubled as a result of the Great Recession. In the three years of 2006, 2007 and 2008, Inland Northwest Bank (the "Bank" or "INB") made $587 million in loans. In the next three years, INB made $189 million in loans and charged off $15.1 million. Those net charge-offs in 2009, 2010 and 2011 represent 2.6% of the loans booked in the three years leading up to the recession.

There may still be some problem loans that may result in losses from those years of rapid loan growth, but we believe the magnitude will begin to decline in 2012. While our level of losses is frustrating, limiting the loss rate to 2.6% during the worst recession of our lifetimes is an accomplishment reflecting the hard work of our team.

Northwest Bancorporation, Inc. (the "Company") is reporting a consolidated loss of $1.4 million, or ($0.46) per fully diluted share, for 2011. This is after the accrual of dividends on preferred stock and related accretion adjustments totaling $677 thousand. The Bank's portion of the 2011 consolidated loss was $421 thousand. When one considers the fact that the Bank charged off $7.0 million in loans in 2011, it is notable that the Bank's loss was just $421 thousand, and it speaks well for the Bank's core earnings and the potential for the Bank to show substantial profits once the disproportionate loan losses are behind us.

Despite the loan losses and disappointing earnings, there were a number of very positive occurrences for your Company in 2011.

Highlights of 2011

- Continued growth in revenue. Total revenue was $19.3 million in 2011, compared to $18.7 million in 2010, and $16.9 million in 2009. The 2011 revenue represents a $630 thousand increase, or 3.4%, over 2010, and 2010 revenue was 10.3% higher than 2009. We believe that steady growth in revenue is an indication of a healthy franchise and a strong brand. *Total revenue for banking companies is defined as net interest income plus noninterest income.*
- Excellent growth in core deposits. Core deposits grew by $20.4 million, or 9.6%, in 2011, following core deposit growth of $48.6 million, or 29.5%, in 2010. In 2009, core deposits grew by $35.2 million, or 27.2%. This represents growth of $104.2 million in core deposits over the last three years, which we believe is more affirmation of INB's improved brand recognition. *Core deposits are defined as all deposits except certificates of deposit.*
- Core earnings were $5.4 million in 2011, compared to $5.0 million in 2010, and $3.7 million in 2009. The 2011 results represent a $411 thousand, or 8.2%, improvement in core earnings year over year and establishes a new record for the Company's core earnings. *Core earnings are defined as pre-tax earnings, before loan loss provisions, gains or losses on the sale of foreclosed real estate, gains or*

Dollars in thousands, except per-share data

TOTAL ASSETS



$500,000
$400,000
$300,000
$200,000
$100,000
$0
2007
2008
2009
2010
2011

TOTAL LOANS (gross)



$400,000
$300,000
$200,000
$100,000
$0
2007
2008
2009
2010
2011

LOAN LOSS RESERVE



$8,000
$6,000
$4,000
$2,000
$0
2007
2008
2009
2010
2011

TOTAL DEPOSITS



$400,000
$300,000
$200,000
$100,000
$0
2007
2008
2009
2010
2011

losses on the sale of securities, and any other non-core or non-recurring income or expense items.

- Net interest income increased from $14.6 million in 2010 to $15.2 million in 2011, an increase of $609 thousand, or 4.2%. Net interest income as a percent of average assets (the "net interest margin" or "NIM") improved by 0.22% in 2011, increasing from 4.07% in 2010 to 4.29% in 2011. The NIM also improved by 0.40% from 2009 to 2010, so the Company has been able to significantly improve its net interest margin the last two years.
- The Bank's non-performing assets ("NPAs"), or loans that are no longer accruing interest, together with foreclosed real estate, were $14.1 million as of December 31, 2011. This is a decrease of $2.5 million, or 15.2%, from $16.7 million for the prior year end. As a percent of total assets, NPAs were 3.7% at year-end 2011, compared to 4.2% at year-end 2010.
- At the end of 2011, the Bank has an unrealized gain of $1.8 million in its investment portfolio compared to the end of 2010 when the Bank had an unrealized loss of $1.1 million.
- Both the Company and the Bank continue to remain well-capitalized. The Bank's Leverage Capital Ratio was 10.2% at year-end, up from 10.1% at the previous year-end. The Bank's Total Risk-based Capital Ratio was 13.4% at the end of 2011, compared to 13.6% at the end of 2010. The regulatory requirements for these ratios to be considered well-capitalized are 5.0% and 10.0%, respectively.
- The Bank launched a new and improved website in June 2011 that we believe is more appealing and easier to use than our previous website. If you have not seen it yet, please check it out at www.inb.com.
- We contracted with SNL Financial Company to manage the "Investor Relations" part of our website. SNL is able to provide better information to our shareholders in a more timely and consistent manner. Once you log into our website, click on the "About Us" tab and then click on "Investor Relations" and you will see all the information that is available to you about the Company and our stock.

Dollars in thousands, except per-share data

CORE DEPOSITS


$250,000
$200,000
$150,000
$100,000
$50,000
$0
2007
2008
2009
2010
2011

REVENUES


$25,000
$20,000
$15,000
$10,000
$5,000
$0
2007
2008
2009
2010
2011

NET INCOME


$4,000
$2,000
$0
$(2,000)
$(4,000)
2007
2008
2009
2010
2011

SHAREHOLDERS' EQUITY


$40,000
$30,000
$20,000
$10,000
$0
2007
2008
2009
2010
2011

CORE EARNINGS


$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2007
2008
2009
2010
2011

FULLY DILUTED EARNINGS (EPS)


$2.00
$1.00
$0
$(1.00)
$(2.00)
2007
2008
2009
2010
2011

The Company's primary challenge continues to be asset quality. With $14.1 million in NPAs and another $15.9 million in restructured loans, there is still much work to be done to get the Company's asset quality back to a more acceptable level. We want to assure you that the management team is very focused on this objective, and the Board monitors the progress closely every month.

As you know, in February 2009, the Company issued $10.5 million in Preferred Stock to the U.S. Treasury (the "Treasury") under the Treasury's Capital Purchase Program. That stock carries a 5.0% dividend until February 2014, at which time the dividend rate increases to 9.0%. In 2010 and 2011, the Company deferred those dividend payments, as it is permitted to do under the terms of the agreement. That dividend liability is being accrued each year, and at the end of 2011, the accrued liability is $1.1 million.

While the infusion of capital from the Treasury has been helpful to the Company during the Great Recession, your Board of Directors is actively engaged in capital planning to assess and determine the best timing and means for buying back the Preferred Stock from the Treasury. It is doubtful the Company will generate sufficient earnings to buy back all of the stock prior to the increase in the dividend rate, so the Board will be evaluating our options as that date approaches.

Company Stock

At the beginning of 2011, the Company's common stock traded at a price of $4.90 per share and ended the year at a price of $5.00 per share, for a modest 10 cent, or 2.0%, increase. Approximately 222 thousand shares of Company stock were traded during 2011, which was more than double the volume in 2010, when about 100 thousand shares traded.

At the beginning of 2011, the book value of the Company was $8.12 per share of common stock and at the end of 2011 book value was $8.30 per share of common stock—an increase of 18 cents, or 2.2%.

We want to point out that effective March 8, 2012, the *Spokesman-Review* newspaper discontinued reporting bid and ask quotes for local over-the-counter stocks, which includes Northwest Bancorporation, Inc. Consequently, if you want to obtain current bid and ask prices in our stock, the best way to obtain them is over the Internet. The best site, in our opinion, is www.bloomberg.com. When you get there, enter our stock symbol, NBCT, in the quote box, and you should see current information on our stock.

Looking Ahead

We believe 2012 will be a better year for the Company than 2011. We believe loan losses will trend down this year, which will allow us to add less to the loan loss reserve. We are hopeful loan demand will pick up, although we are not forecasting a net increase in loan totals in 2012.

However, there are still many uncertainties in the months ahead. In addition to continuing to work on upgrading the asset quality of the Bank, the increased cost of the regulatory burden expected as a result of the Dodd-Frank Act, and its potential negative impact on our noninterest income and noninterest expense, is a major concern for all banks.

We are monitoring these developments closely and, more importantly, are taking proactive steps to position the Company to not only weather the uncertainties, but to thrive in the post-recession environment.

The Board of Directors thanks you for your continued support and cordially invites you to attend our annual meeting scheduled for 5:30 p.m. on Monday, May 14, 2012. **This year we are holding the annual meeting at our Airway Heights Branch located at 11917 West Sunset Highway, Airway Heights, WA.** In the meantime, we encourage you to contact us at any time if you want to share your thoughts about the Company.



Anthony D. Bonanzino
Chairman



Randall L. Fewel
President & CEO

Forward-Looking Statements

This presentation contains forward-looking statements that are not historical facts and that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements about the Company's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts and pertain to the Company's future operating results. When used in this presentation, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Actual results may differ materially from the results discussed in these forward-looking statements, because such statements are inherently subject to significant assumptions, risks and uncertainties, many of which are difficult to predict and are generally beyond the Company's control. These include but are not limited to: the rate of inflation, interest rate levels and market and monetary fluctuations; trade, monetary and fiscal policies and laws, including interest rate policies of the federal government; and the financial condition of the Company's borrowers and lenders. Additional information about risks of the Company achieving results suggested by any forward-looking statements may be found in Company's Annual Report on Form 10-K and other SEC filings incorporated by reference therein under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Unless legally required, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______ to _________

Commission file number 000-24151

NORTHWEST BANCORPORATION, INC.
(Exact name of registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	**91-1574174** (I.R.S. Employer Identification No.)
421 W. Riverside Avenue, Spokane, WA (Address of principal executive offices)	**99201-0403** (Zip Code)

Registrant's telephone number, including area code: **(509) 456-8888**
Securities registered pursuant to Section 12(b) of the Act:

Title of each class
None

Name of each exchange on which registered
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock (No Par Value Per Share)
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by a check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this annual report on Form 10-K or any amendment to this annual report on Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter was $10,985,295.

The number of shares outstanding of the registrant's common stock, as of February 15, 2012, was 3,084,548.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's Annual Meeting of Shareholders to be held on May 14, 2012 (the "2012 Proxy Statement") have been incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this annual report on Form 10-K.

NORTHWEST BANCORPORATION, INC.

ANNUAL REPORT ON FORM 10-K
For the fiscal year ended December 31, 2011

TABLE OF CONTENTS

PART I

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For a discussion of the risks and uncertainties inherent in such statements, see "Business—Forward-Looking Statements" and "Risk Factors."

Item 1. *Business.*

General

Northwest Bancorporation, Inc. (the "Company"), a Washington corporation incorporated in 1991, is a bank holding company registered with and supervised by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). In 1993, the Company became the bank holding company parent of Inland Northwest Bank (the "Bank") by acquiring all the outstanding shares of common stock of the Bank in exchange for an equal number of shares of common stock of the Company. Since commencing operations, the Company's business has consisted primarily of managing and supervising the Bank, and its principal source of income has been derived from the Bank. Although the Company's management continues to consider the possibility of other business opportunities, the Company currently has not established any independent business activity apart from acting as the parent company of the Bank. The Company also owns one-hundred percent of the common stock of Northwest Bancorporation Capital Trust I, a trust established in 2005 for the purpose of issuing trust preferred securities; proceeds received by the trust from the issuance of the trust preferred securities were funded to the Company.

The Bank commenced operations in 1989 as a Washington state-chartered commercial bank and is regulated by the Federal Deposit Insurance Corporation (the "FDIC") and the Washington State Department of Financial Institutions (the "DFI"). The Bank is a full service commercial bank providing a wide range of services to individuals and small to medium-sized businesses in eastern Washington and northern Idaho. The Bank operates seven branch offices in Washington and four branches in Idaho. In November 2011, the Bank formed a wholly-owned subsidiary, Northwest Property LLC, for the sole purpose of holding real estate acquired through foreclosure.

The Company and the Bank are managed as a single entity and not by departments or lines of business. Based on management's analysis, no department or line of business meets the criteria established in Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 280, *Segments Reporting*, for reporting of selected information about operating segments.

The primary asset of the Company is its investment in the common stock of the Bank. The Bank's operating results, financial position, and ability to provide dividends to the Company will directly and materially affect the operating results, financial position and liquidity of the Company. The Bank derives its income principally from interest charged on loans and, to a lesser extent, interest earned on investments and fees received in connection with the origination of loans and for other services. The Bank's principal expenses are interest expense on deposits and borrowings, operating expenses, and the provision for loan losses. Funds for activities of the Bank are provided principally by operating revenues, deposit growth and repayment of outstanding loans and investments. Specific information concerning the effect of these items upon the Bank's operating results for the fiscal years 2011 and 2010 is set forth in Part II, Item 7 of this annual report on Form 10-K. At such time as the Company decides to engage in any other business activities, the success or failure of any new business activities and the associated costs and expenses would be additional factors affecting the operating results, financial position and liquidity of the Company.

Products and Services

The Bank promotes relationship-based products and services to meet the banking needs of its primary market area. The Bank strives to occupy a niche market wherein it specializes in the personalized delivery of depository, cash management, and lending services to individuals, professionals and small to medium-sized businesses.

A full range of deposit products is offered including noninterest bearing demand deposits, money market demand accounts, negotiable order of withdrawal ("NOW") accounts, savings accounts, and time deposits. The flow of deposits is influenced significantly by general economic conditions, changes in prevailing interest rates, pricing of deposits and competition. Our deposits are primarily obtained from areas surrounding our banking offices. We rely on marketing, new products, service and long-standing relationships with customers to attract and retain these deposits. Occasionally, the Bank solicits time deposits through brokers. Broker deposits are placed by brokers acting as an administrator, custodian, agent or trustee for funds placed at financial institutions on behalf of a third-party. Deposits of the Bank are insured by the Deposit Insurance Fund administered by the FDIC up to the maximum amount allowed by law.

Other services offered to the Bank's depositors include: cash management services, wire transfers, ACH origination, merchant bankcard services, electronic bill payment, Internet banking, commercial remote deposit capture, ATM and debit cards, safe deposit boxes, and overdraft protection.

The Bank also engages in a full complement of commercial and consumer lending activities in its market area, with the main focus on commercial lending. The Bank primarily originates commercial real estate secured loans, which include loans secured by nonresidential real property. To a lesser extent, the Bank originates commercial loans not secured by real estate, construction and land development loans, one- to four-family and multifamily residential real estate loans, and other consumer loans. Commercial loans consist of business loans and lines of credit on a secured and unsecured basis. Consumer loans consist of loans for a consumer purpose that are secured by collateral other than real estate, such as automobiles, recreational vehicles and boats, however such loans may also be made on an unsecured basis. The Bank also originates first mortgage residential loans, a majority of which are sold to the secondary mortgage market.

Market Area and Competition

The Bank's primary market area is Spokane County, Washington, and Kootenai County, Idaho. Based on population estimates by the U.S. Census Bureau from data collected in the 2010 Census, the population of Spokane County is 471,221 and the population of Kootenai County is 138,494.

The Bank encounters vigorous competition in its primary market area for the attraction of retail deposits and the origination of loans. Our most direct competition for depositors has historically come from locally owned and out-of-state commercial banks, thrift institutions and credit unions operating in our primary market area. Our competition for loans also comes from banks, thrifts and credit unions in addition to mortgage bankers and brokers. With liberalization of interstate banking limitations and other financial institution regulations, increased competition and consolidation in the overall financial services industry, it is anticipated that competition will continue to increase in the future.

Regulation and Supervision

General. Bank holding companies and banks are extensively regulated under both federal and state law. The following information describes certain aspects of regulations applicable to the Company and the Bank, but does not purport to be complete and is qualified in its entirety by reference to the particular provisions of these regulations. In addition, federal and state regulations are subject to future changes that may have significant impact on the way in which bank holding companies and their subsidiaries (including banks) may conduct business. The likelihood and potential effects of such changes cannot be predicted. Legislation enacted in recent years has substantially increased the level of competition among commercial banks, savings banks, thrift institutions and non-banking companies, including insurance companies, securities brokerage firms, mutual funds, investment banks and major retailers. Recent legislation also has broadened the regulatory powers of the federal banking agencies in a number of areas.

The Company. As a bank holding company, the Company is subject to various regulations, including the following, some of which may have a material impact upon the Company's future financial performance.

Bank Holding Company Act. The Company is subject to the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and related federal statutes, and is subject to supervision, regulation and inspection by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of San Francisco (collectively, the "Federal Reserve"). The Company is required to file with the Federal Reserve an annual report and any additional information that the Federal Reserve may require pursuant to the BHC Act. The Federal Reserve possesses cease and desist powers over bank holding companies and their non-bank subsidiaries if their actions represent unsafe or unsound practices.

Bank Acquisitions. With some limited exceptions, the BHC Act requires a bank holding company to obtain prior approval from the Federal Reserve if the Company proposes to: (1) acquire all or substantially all of the assets of any bank, (2) acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank, or (3) merge or consolidate with any other bank holding company. The BHC Act currently permits bank holding companies from any state to acquire banks and bank holding companies located in any other state, subject to certain conditions, including certain nationwide and state-imposed concentration limits. The establishment of new interstate branches also will be possible in those states with laws that expressly permit it. Interstate branches will be subject to certain laws of the states in which they are located. Competition may increase further as banks branch across state lines and enter new markets.

Non-Bank Acquisitions. The BHC Act also prohibits a bank holding company, with certain exceptions, from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company, and from engaging in any activities other than those of banking, managing or controlling banks, or activities which the Federal Reserve has determined to be so closely related to the business of banking or managing or controlling banks as to be a proper incident thereto.

Change in Bank Control Act. The acquisition of 10% or more of the Company's outstanding shares by any person or group of persons may, in certain circumstances, be subject to the provisions of the Change in Bank Control Act of 1978, as amended, and the acquisition of control of the Company by another company would be subject to regulatory approval under the BHC Act.

Source of Strength Policy. Under Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each such bank. Consistent with its "source of strength" policy for subsidiary banks, the Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the corporation's capital needs, asset quality and overall financial condition.

Sarbanes-Oxley Act. The Sarbanes-Oxley Act of 2002 requires the Company to comply with the internal controls and procedures for reporting companies established by Section 404.

Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Financial Modernization Act (the "GLB") authorizes a bank holding company to apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain activities deemed financial in nature, such as securities brokerage, insurance underwriting, and merchant banking. The Company has not made this application and is not currently engaged in such activities.

Legislative Initiatives to Address Financial and Economic Crisis. In response to unprecedented market turmoil and the financial crises affecting the overall banking system and financial markets in the United States, the Emergency Economic Stabilization Act of 2008 ("EESA") was enacted in October 2008. On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was enacted, which among other things augmented certain provisions of EESA. EESA authorized the United States Department of Treasury (the "Treasury") to establish the Troubled Asset Relief Program ("TARP") to purchase "troubled assets" held by financial institutions.

In October 2008, the Treasury announced terms of the TARP Capital Purchase Program (the "Capital Purchase Program"), through which the Treasury has made capital investments in banking institutions by purchasing senior preferred shares. The purpose of this program is to restore confidence and stability to the financial markets and to encourage the flow of credit within the financial system. Only institutions determined to be eligible for the Capital Purchase Program by the Treasury and the financial institution's primary federal regulator were allowed to participate.

The Company elected to participate in the Capital Purchase Program and received $10.5 million through the issuance and sale of 10,500 shares of Series A preferred stock and 525 shares of Series B preferred stock to the Treasury. Terms of the Capital Purchase Program include: (1) dividends on the Series A preferred stock of 5% per year for the first five years, resetting to 9% per year after five years, and dividends on the Series B preferred stock of 9% per year; (2) common stock dividends cannot be increased for three years while the Treasury is an investor unless preferred stock is redeemed or consent from the Treasury is received; (3) after three years, the preferred shares may be redeemed by the Company at their issue price, plus all accrued and unpaid dividends, and, subject to approval by the Company's banking regulators, the preferred shares may also be redeemed at any time if the Company chooses to replace them with newly raised equity capital; (4) dividends on the Series A and Series B preferred stock must be paid before other dividends can be paid; and, (5) compliance with executive compensation standards and restrictions established by the Treasury and the ARRA. Additional disclosure regarding the details of this transaction, the agreements and other documents related to the transaction have been filed with the Securities and Exchange Commission (the "SEC") and can be found on the SEC's website at www.sec.gov. Additional details regarding the Capital Purchase Program can be found on the Treasury's website at www.treas.gov/initiatives/financial-stability.

Securities and Exchange Commission. The Company is under the jurisdiction of the SEC and certain state securities commissions for matters relating to the offering and sale of our securities. The Company is subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as administered by the SEC.

The Bank. As a Washington state-chartered commercial bank, with deposits insured by the Deposit Insurance Fund of the FDIC, the Bank is subject to various regulations, including the following:

Bank Regulation. The Bank is subject to supervision, regulation and examination by the Divisions of Banking of the States of Washington and Idaho and by the FDIC. The Bank is subject to various requirements and restrictions under federal and state law, including (1) requirements to maintain reserves against deposits, (2) restrictions on the types, amount and terms and conditions of loans that may be granted, (3) limitations on the types of investments that may be made, the activities that may be engaged in, and the types of services that may be offered, and (4) standards relating to asset quality, earnings, and employee compensation.

The approval of a Bank's primary regulator is required prior to any merger or consolidation or the establishment or relocation of any office. Various consumer laws and regulations also affect the operations of the Bank.

Affiliate Transactions. The Bank is subject to federal laws that limit the transactions by subsidiary banks with or on behalf of their parent company and with or on behalf of any non-bank subsidiaries. Such transactions by a subsidiary bank to its parent company or to any non-bank subsidiary are limited to 10% of a bank subsidiary's capital and surplus and, with respect to such parent company and all such non-bank subsidiaries, to an aggregate of 20% of such bank subsidiary's capital and surplus. Further, loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also prohibits banks from purchasing "low quality" assets from affiliates.

Deposit Insurance. The deposits of the Bank are insured up to prescribed limits for each depositor by the FDIC's Deposit Insurance Fund ("DIF") and are subject to deposit insurance assessments to maintain the DIF. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the maximum deposit insurance amount has been permanently increased from $100,000 to $250,000 per depositor and temporary unlimited deposit insurance coverage on noninterest bearing transaction accounts was extended from December 31, 2010 through December 31, 2012. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

The DIF is funded by risk-based insurance premium assessments on insured depository institutions. Assessments are based upon several factors, including the level of regulatory capital and the results of regulatory examinations. The FDIC may adjust assessments if the insured institution's risk profile changes or if the size of the DIF declines in relation to the total amount of insured deposits. Since 2008, there have been higher levels of bank failures which has dramatically increased resolution costs of the FDIC and depleted the DIF. In order to maintain a strong funding position and restore reserve ratios of the DIF, the FDIC has increased assessment rates of insured institutions and may continue to do so in the future. In 2009, the FDIC instituted an additional special assessment totaling $180 thousand for the Bank. Also in 2009, the FDIC required institutions to prepay their assessments for 13 quarters, beginning with the fourth quarter of 2009 through the fourth quarter of 2012. The Bank paid $2.8 million for this prepaid assessment, which will be applied toward actual quarterly assessments until exhausted; any funds remaining after June 30, 2013 will be returned to the Bank.

The Dodd-Frank Act requires the FDIC to take future steps to increase the reserve ratio of the DIF from 1.15% to 1.35% of insured deposits by September 30, 2020. In setting the assessments, the FDIC is required to offset the effect of the higher reserve ratio against insured depository institutions with total consolidated assets of less than $10 billion. The Dodd-Frank Act also broadens the base for FDIC insurance assessments so that assessments will be based on the average consolidated total assets less average tangible equity capital of the financial institution, whereas assessments were previously based on an institution's insured deposits.

In addition to the FDIC assessments, all FDIC-insured depository institutions must pay a quarterly assessment to the FDIC to fund interest payments on bonds issued by the Financing Corporation ("FICO"), an agency of the Federal government established to recapitalize the Federal Savings and Loan Insurance Corporation. These assessments will continue until the FICO bonds mature in 2017 through 2019.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional financial institution failures or if the FDIC otherwise determines, we may be required to pay even higher FDIC premiums than the recently increased levels. Any future increases in FDIC insurance premiums may have a material and adverse effect on our earnings.

In October 2008, the FDIC announced the Temporary Liquidity Guarantee Program (the "TLGP") to strengthen confidence and encourage liquidity in the banking system. The TLGP consists of two components: a temporary guarantee of newly issued senior unsecured debt (the "Debt Guarantee Program") and a temporary unlimited guarantee of funds in noninterest bearing transaction accounts at FDIC-insured institutions (the "Transaction Account Guarantee Program" or "TAGP"). The Company elected to participate in the TAGP, which is set to expire on December 31, 2012.

Capital Requirements. The FDIC has adopted risk-based capital guidelines to which the Bank is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. The Bank is required to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of such regulatory capital to regulatory risk-weighted assets is referred to as the "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0% to 100%, with the higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide a bank's capital into two tiers. The first tier ("Tier 1") primarily includes common shareholders' equity, retained earnings, and qualifying preferred stock, less goodwill and other disallowed intangibles. Supplementary ("Tier 2") capital includes, among other items, partial recognition of increases in the market value of qualifying equity securities, certain cumulative and limited-life preferred stock, qualifying subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions as prescribed by regulation. Banks are required to maintain a total risk-based capital ratio of at least 8% and a Tier 1 risk-based capital ratio of at least 4%.

In addition, the FDIC has established regulations prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted average assets as specified in the regulations). These regulations provide for a minimum Tier 1 leverage ratio of 3% for banks that meet certain specified criteria, including that such banks have the highest examination rating, the bank is not anticipating or experiencing significant growth and has well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings, and in general, a strong banking organization, and receiving the highest rating under the Uniform Financial Institutions Rating System established by the Federal Financial Institutions Examination Council. For all but the most highly rated institutions meeting the conditions set forth above, the minimum leverage capital ratio is 4%. The FDIC may, however, set higher capital requirements when particular circumstances warrant.

In December 2010, the Basel Committee on Banking Supervision (the "Basel Committee") published new capital standards commonly referred to as "Basel III." The standards will, when implemented, among other things, impose more restrictive eligibility requirements for Tier 1 and Tier 2 capital; increase the minimum Tier 1 common equity ratio to 4.5%, net of regulatory deductions, and introduce a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets, raising the target minimum common equity ratio to 7%; increase the minimum Tier 1 capital ratio to 8.5% inclusive of the capital conservation buffer; increase the minimum total capital ratio to 10.5% inclusive of the capital buffer; and introduce a countercyclical capital buffer of up to 2.5% of common equity or other fully loss absorbing capital for periods of excess credit growth. Basel III also introduces a non-risk adjusted Tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets, and new liquidity standards. U.S. banking regulators have not yet released proposed rules to implement the Basel III requirements, and it is uncertain at this time whether the proposed rules, when released, will apply Basel III's requirements to the Bank.

Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a bank to a variety of enforcement remedies available to federal bank regulatory agencies, including the termination of deposit insurance by the FDIC and seizure of the institution.

Prompt Corrective Action. Federal banking agencies possess broad powers to take corrective action as deemed appropriate for an insured depository institution and its holding company. The extent of these powers depends on whether the institution in question is considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." The required Tier 1 capital to average assets ratio, Tier I capital to risk-weighted assets ratio and total capital to risk-weighted assets ratio for classification as "adequately capitalized" are 4.0%, 4.0% and 8.0%, respectively. The required Tier 1 capital to average assets ratio, Tier l capital to risk-weighted assets ratio and total capital to risk-weighted assets ratio for classification as "well capitalized" are 5.0%, 6.0% and 10.0%, respectively. As of December 31, 2011, the Bank exceeded the required Tier 1 capital to average assets ratio, Tier 1 capital to risk-weighted assets ratio and total capital to risk-weighted assets ratio for classification as "well capitalized," with ratios of 10.2%, 12.2% and 13.4%, respectively.

Reserve Requirements. The Federal Reserve Board of Governors requires all depository institutions to maintain reserves against their net transaction deposit accounts. Within limits specified by law, the Board of Governors has sole authority over changes in reserve requirements. As of December 31, 2011, the Bank is required to maintain reserves of 3% against net transaction accounts greater than $11.5 million and up to $71.0 million, and reserves of 10% must be maintained against net transaction accounts in excess of $71.0 million.

Environmental Regulations. Our business is affected from time to time by federal and state laws and regulations relating to hazardous substances. Under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), owners and operators of properties containing hazardous substances may be liable for the costs of cleaning up the substances. CERCLA and similar state laws can affect us both as an owner of branches and other properties used in our business and as a lender holding a security interest in property found to contain hazardous substances. While CERCLA contains an exemption for holders of security interests, the exemption is not available if the holder participates in the management of a property, and some courts have broadly defined what constitutes participation in management of property. Moreover, CERCLA and similar state statutes can affect our decision as to whether or not to foreclose on a property. When appropriate, before foreclosing on commercial real estate, our general policy is to obtain an environmental report, thereby increasing the costs of foreclosure. In addition, the existence of hazardous substances on a property securing a troubled loan may cause us to elect not to foreclose on the property, thereby reducing our flexibility in handling the loan.

Gramm-Leach-Bliley Act. In addition to other consumer privacy provisions, the GLB Act restricts the use by financial institutions of customers' nonpublic personal information. At the inception of the customer relationship and annually thereafter, the Bank is required to provide its customers with information regarding its policies and procedures with respect to handling of customers' nonpublic personal information. The GLB Act generally prohibits a financial institution from providing a customer's nonpublic personal information to unaffiliated third parties without prior notice and approval by the customer.

U.S.A. Patriot Act. The U.S.A. Patriot Act ("the Patriot Act") facilitates the sharing of information among government entities and financial institutions to combat terrorism and money laundering. The Patriot Act imposes an obligation on financial institutions to establish and maintain anti-money laundering policies and procedures, including a customer identification program.

The Company and the Bank. As a bank holding company and state-chartered bank, the Company and the Bank are also subject to the following further regulation:

Dodd-Frank Act. On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law. The Dodd-Frank Act is intended to effect a fundamental restructuring of federal banking regulation. Although the statute will have a greater impact on larger institutions than community institutions such as the Company, many of its provisions will apply to us. Among other things, the Dodd-Frank Act:

- centralizes responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, responsible for implementing, examining and enforcing compliance with federal consumer financial laws;
- changes the capital requirements for bank holding companies and would require less favorable capital treatment for future issuances of trust preferred securities (although our existing trust preferred securities are grandfathered and therefore not subject to the new rules);
- permanently increases the maximum deposit insurance amount to $250,000 per depositor and extends unlimited deposit insurance to noninterest bearing transaction accounts through December 31, 2012;
- broadens the FDIC insurance assessment base to be calculated on the average consolidated total assets less tangible equity capital of a financial institution and increased the reserve ratio for the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020;
- repeals the federal statutory prohibition on the payment of interest on demand deposits, thereby permitting financial institutions to pay interest on business and other accounts;
- raises prudential standards by requiring, for instance, annual internal stress testing and establishment of independent risk committees for banks with $10 billion or more in assets;
- grants the FDIC back-up supervisory authority with respect to depository institution holding companies that engage in conduct that poses a foreseeable and material risk to the Deposit Insurance Fund, and heightens the Federal Reserve's authority to examine, prescribe regulations and take action with respect to all subsidiaries of a bank holding company;
- prohibits insured state-chartered banks from engaging in derivatives transactions unless the chartering state's lending limit laws take into consideration credit exposure to derivative transactions;
- specifies that a bank holding company may acquire control of an out of state bank only if it is "well capitalized" and well managed, and does not allow interstate merger transactions unless the resulting and would be "well capitalized" and well managed after the transaction;
- subjects financial institutions to data and information gathering by a newly created Office of Financial Research;
- requires retention of 5% of the credit risk in assets transferred, sold or conveyed through issuances of asset-backed securities, with the risk-retention obligation spread between securitizers and originators;
- imposes limits on debit card interchange fees that may be charged by card issuers with $10 billion or more in assets and contains provisions on mortgage-related matters such as steering incentives, determinations as to a borrowers' ability to repay and prepayment penalties; and
- mandates and allows certain changes regarding corporate governance and executive compensation such as shareholder proxy access for publicly-traded banks' director nominations, clawback of incentive-based compensation from executive officers and increased disclosure on compensation arrangements.

Some aspects of the Dodd-Frank Act are effective immediately, though most will be phased in gradually. In addition, the statute in many instances calls for future rulemaking to implement its provisions, so the precise contours of the law and its effects on the Company cannot yet be fully understood. The provisions of the Dodd-Frank Act and the subsequent exercise by regulators of their revised and expanded powers thereunder could materially impact the profitability of our business, the value of assets we hold or the collateral available for our loans, require changes to business practices or force us to discontinue businesses and expose us to additional costs, taxes, liabilities, enforcement actions and reputational risk. Legislators and regulators are also considering a wide range of proposals beyond the Dodd-Frank Act that, if enacted, could result in major changes to the way banking operations are regulated.

Incentive Compensation. In June 2010, the FDIC issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation practices of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (1) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (2) be compatible with effective internal controls and risk management, and (3) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. As part of its regular, risk-focused examination process, the FDIC will review incentive compensation arrangements of banking organizations, such as the Company, that are not large, complex banking organizations. The FDIC's findings will be incorporated into the organization's supervisory ratings, which can affect an organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Restrictions on Dividends and Other Capital Distributions. Federal and state banking regulations place restrictions on dividends paid by the Bank and by the Company. In April 2010, the Bank agreed with the FDIC and the DFI, its primary regulators, that the Bank would obtain written approval from the FDIC prior to paying dividends or any other form of payment or distribution representing a reduction of Bank capital. In April 2010, the Company also agreed with the Federal Reserve Bank, the Company's primary regulator, that the Company would obtain written approval from the Federal Reserve Bank prior to the Company: (a) declaring or paying dividends, (b) making payments on trust preferred securities, or (c) making any other capital distributions.

Under terms of the Capital Purchase Program, for so long as any preferred stock issued by the Company under the Capital Purchase Program remains outstanding, the Company is prohibited from increasing dividends on its common stock for three years while the Treasury is an investor unless preferred stock is redeemed or consent from the Treasury is received. The terms of our preferred stock and junior subordinated debentures also limit our ability to pay dividends on our common stock. If we are not current in our payment of dividends on our preferred stock or in our payment of interest on our junior subordinated debentures, we may not pay dividends on our common stock.

Consumer Protection Regulations. Retail activities of banks are subject to a variety of statutes and regulations designed to protect consumers. The Dodd-Frank Act established the Consumer Financial Protection Bureau (the "CFPB") that, together with the statute's changes to consumer protection laws such as limits on debit card interchange fees and provisions on mortgage-related matters, will likely increase the compliance costs of consumer banking operations. Interest and other charges collected or contracted for by banks are subject to state usury laws and federal laws concerning interest rates. In January 2012, a director was appointed to lead the CFPB and the CFPB began exercising its full range of powers. The CFPB has exclusive authority to require reports and conduct examinations, for purposes of ensuring compliance with federal consumer financial laws and related matters, of insured depository institutions with more than $10 billion of assets. For insured depository institutions with assets of $10 billion or less, the CFPB can require reports and conduct examinations on a sample basis.

Community Reinvestment Act. Bank holding companies and their subsidiary banks are also subject to the provisions of the Community Reinvestment Act of 1977, as amended (the "CRA"). Under the terms of the CRA, a bank's record in meeting the credit needs of the community served by the bank, including low-income and moderate-income neighborhoods, is assessed by the bank's primary federal regulator. When a bank holding company applies for approval to acquire a bank or other bank holding company, the Federal Reserve will review the assessment of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application. As of December 31, 2011, the Bank was rated "Satisfactory" with respect to compliance with the CRA.

Other Regulations. The policies of regulatory authorities, including the Federal Reserve and the FDIC, have had a significant effect on the operating results of financial institutions in the past and are expected to do so in the future. An important function of the Federal Reserve is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishment of the discount rate on bank borrowings and changes in reserve requirements against bank deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government. Supervision, regulation or examination of the Company by these regulatory agencies is not intended for the protection of the Company's shareholders.

Employees

The Bank employed 125 employees, representing 114 full-time equivalent positions as of December 31, 2011. The Company, separate from the Bank, does not have any compensated employees; however, the Company reimburses the Bank for time that Bank employees spend on Company business. In 2011, the Company reimbursed the Bank $87,084 for work performed by Bank employees. None of the Bank's employees are represented by a union or covered under a collective bargaining agreement. Management of the Bank considers their employee relations to be excellent.

Forward-Looking Statements

From time to time, the Company and its senior managers have made and will make forward-looking statements that are not historical facts and that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements about the Company's plans, objectives, expectations, strategies and intentions and other statements contained in this report that are not historical facts and pertain to the Company's future operating results and capital position. When used in this report, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Management may make forward-looking statements regarding projected sources of funds, use of proceeds, availability of acquisition and growth opportunities, ability to repay government funds, payment of dividends, adequacy of the Company's allowance for loan losses and provision for loan losses, the Company's real estate portfolio and subsequent charge-offs. Such statements may be contained in this report and in other documents that the Company files with the SEC. Such statements may also be made by the Company and its senior managers in oral or written presentations to analysts, investors, the media and others.

Actual results may differ materially from the results discussed in these forward-looking statements, because such statements are inherently subject to significant assumptions, risks and uncertainties, many of which are difficult to predict and are generally beyond the Company's control. These include but are not limited to:

- the inflation, interest rate levels and market and monetary fluctuations;
- trade, monetary and fiscal policies and laws, including interest rate policies of the federal government;
- applicable laws and regulations and legislative or regulatory changes;
- the timely development and acceptance of new products and services of the Company;
- the willingness of customers to substitute competitors' products and services for the Company's products and services;
- the financial condition of the Company's borrowers and lenders;
- the Company's success in gaining regulatory approvals, when required;
- technological and management changes;
- growth and acquisition strategies;
- the Company's critical accounting policies and the implementation of such policies;
- lower-than-expected revenue or cost savings or other issues in connection with mergers and acquisitions;
- changes in consumer spending and saving habits;
- the strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations; and
- the Company's success at managing the risks involved in the foregoing.

Other factors that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements may be found under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" below, as updated periodically in the Company's filings with the SEC. Unless legally required, the Company disclaims any obligation to update any forward-looking statements. You should consider any forward-looking statements in light of this explanation, and we caution you about relying on forward-looking statements.

Available Information

The Company files reports with the SEC. The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC Internet site is www.sec.gov. The Company maintains a corporate website at www.inb.com, and electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports can be found at http://investors.inb.com. We will also provide printed copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports at no charge upon written request. Requests should be made to Northwest Bancorporation, Inc., 421 W. Riverside Ave., Suite 113, Spokane, WA 99201, Attention: Lisa Sanborn, Corporate Secretary.

Item 1A. ***Risk Factors.***

An investment in our common stock is subject to risks inherent to our business. The material risks and uncertainties that management believes affect us are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks or uncertainties actually occur, our financial condition, results of operations or cash flows could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly, and you could lose all or part of your investment.

We incurred significant losses over the last three quarters, and may continue do so in the future, and we are unable to estimate when we will be profitable.

Cumulatively, since the second quarter of 2011, we have incurred a net loss available to common shareholders of $1.3 million, or a loss of $0.60 per common share, primarily due to increased provision for loan losses. In light of the current economic environment, significant additional provisions for loan losses may be necessary to supplement the allowance for loan losses in the future. As a result, we may incur significant loan costs throughout 2012, which would continue to have an adverse impact on our financial condition and results of operations and the value of our common stock. Additional loan losses or impairment charges could cause us to incur a net loss in the future and could adversely affect the price of, and market for, our common stock.

Our business has been adversely affected by conditions in the local economies where we operate as well as by the national economy and financial markets.

Our success significantly depends upon the growth in population, income levels, deposits and housing starts in our primary and secondary markets as well as economic and political conditions at the local and national level. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally continue to be unfavorable, our business may not succeed. We are currently experiencing adverse economic conditions in some of our market areas, which affect the ability of our customers to repay their loans to us and generally negatively affect our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies and are thus disproportionately impacted. Conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond our control may adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings.

Capital and credit markets have experienced unprecedented levels of volatility and disruption for more than two years. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. In addition, the market value of the real estate securing our loans as collateral has been adversely affected by the weak economy and unfavorable economic conditions in our market areas and could be further adversely affected in the future. As of December 31, 2011, approximately 78% of our loans receivable were secured by real estate. Any sustained period of increased payment delinquencies, foreclosures or losses caused by the adverse market and economic conditions, including the downturn in the real estate market in Eastern Washington and Northern Idaho, will adversely affect the value of our assets, our revenues, results of operations and financial condition. Currently, our market is experiencing such an economic downturn, and if market conditions continue to worsen, they would likely have adverse effects on us and other financial institutions. In particular, we may face the following risks in connection with these events:

- The processes we use to estimate inherent losses may no longer be reliable, because they rely on complex judgments, including forecasts of economic conditions, which may no longer be capable of accurate estimation.
- Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite our customers become less predictive of future charge-offs.
- The values of our real estate collateral supporting many construction, land acquisition, multifamily and commercial loans and home mortgages have declined and may continue to decline.
- Our ability to borrow from other financial institutions or to engage in securitization funding transactions on favorable terms or at all could be adversely affected by further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations.
- We may be required to pay significantly higher FDIC premiums, because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.
- Competition in our industry for deposits and quality loans has increased significantly and could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.
- We expect to face increased regulation of our industry. Compliance with such regulation may increase our costs, limit our ability to pursue business opportunities, and increase compliance challenges.
- Market developments may affect consumer confidence levels and may cause declines in credit use and adverse changes in payment patterns, causing increases in delinquencies and default rates.

We remain subject to certain agreements entered into with our regulators and are uncertain when they will be lifted.

In April 2010, the Company executed a memorandum of understanding ("MOU") with the Federal Reserve Bank of San Francisco (the "Reserve Bank"). The MOU is an informal administrative agreement pursuant to which the Company has agreed to take various actions and comply with certain requirements to facilitate improvement in its financial condition. In accordance with the MOU, the Company agreed, among other things, to (a) utilize financial and managerial resources to function in a safe and sound manner; (b) obtain prior written approval from the Reserve Bank before receiving dividends or any other form of payment or distribution from the Bank; (c) refrain from paying any dividends, payments on trust preferred securities or make other capital distributions without prior regulatory approval; (d) refrain from incurring, increasing, renewing or guaranteeing any existing debt, or issuing any trust preferred securities without prior regulatory approval; (e) refrain from purchasing, redeeming or otherwise acquiring any of its stock without prior regulatory approval; (f) refrain from appointing any new director or senior executive officer or changing the responsibilities of any senior officer without prior regulatory approval; (g) comply with restrictions on indemnification and severance payments; (h) submit written progress reports detailing the Company's compliance with the MOU within 30 days after the end of each quarter.

In addition, during April 2010, the Bank executed an MOU with the FDIC and the DFI pursuant to which the Bank has agreed, among other things, to (a) provide prior notice to, and receive prior approval from, the

FDIC and the DFI prior to appointing any new director or senior executive officer or changing the responsibilities of any senior officer; (b) eliminate or correct all violations of law and contraventions and take steps to ensure future compliance with all applicable laws and regulations; (c) have and maintain its Tier 1 capital equal to or above 10% of the Bank's adjusted total assets and maintain capital ratios above "well capitalized" thresholds without causing a deduction from the Bank's allowance for loan losses; (d) maintain a fully funded allowance for loan losses; (e) refrain from paying dividends or otherwise reducing the Bank's capital without prior regulatory approval; (f) refrain from engaging in any transactions, without prior regulatory approval, that would materially change the balance sheet composition, including growth in total assets of five percent or more or significant changes in funding sources; (g) formulate and implement a written three-year profit plan that includes goals and strategies for improving and sustaining the earnings of the Bank; (h) eliminate by charge-off or collection, all assets classified as "Loss"; (i) reduce the dollar amount of assets classified as "Substandard"; (j) develop a written plan to reduce the amount of loans for acquisitions, development, construction and commercial real estate; (k) develop and implement a written policy to improve guidance and control over the Bank's lending management function; (l) revise and implement a written liquidity and funds management policy; and (m) submit written progress reports detailing the Bank's compliance with the MOU within 30 days after the end of each quarter.

The MOUs will remain in effect until modified or terminated by the Reserve Bank, the FDIC and the DFI. We cannot assure you whether or when the MOUs will be lifted or terminated. Even if lifted or terminated, we may still be subject to other agreements with regulators that restrict our activities. The requirements and restrictions of the MOUs are judicially enforceable and the failure of the Company or the Bank to comply with such requirements and restrictions may subject the Company and the Bank to additional regulatory restrictions including: the imposition of civil monetary penalties; the issuance of directives to increase capital or enter into a strategic transaction, whether by merger or otherwise, with a third party; the appointment of a conservator or receiver for the Bank; the termination of insurance of deposits; the issuance of removal and prohibition orders against institution-affiliated parties; and the enforcement of such actions through injunctions or restraining orders.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through traditional deposits, brokered deposits, borrowings, the sale of securities or loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

We rely on commercial and retail deposits, brokered deposits, advances from the Federal Home Loan Bank of Seattle ("FHLB") and other borrowings to fund our operations. Although we have historically been able to replace maturing deposits and advances if desired, we might not be able to replace such funds in the future if, among other things, our results of operations or financial condition or the results of operations or financial condition of the FHLB or market conditions were to change. In addition, if we fall below the FDIC's thresholds to be considered "well capitalized," we will be unable to continue with uninterrupted access to brokered funds markets.

Although we consider these sources of funds adequate for our liquidity needs, we may be compelled or elect to seek additional sources of financing in the future. Likewise, we may seek additional debt in the future to achieve our business objectives, in connection with future acquisitions or for other reasons. Additional borrowings, if sought, may not be available to us or, if available, may not be on reasonable terms. Bank and holding company stock prices have been negatively affected by the recent adverse economic trend, as has the ability of banks and holding companies to raise capital or borrow in the debt markets. If additional financing sources are unavailable or not available on reasonable terms, our financial condition, results of operations and future prospects could be materially adversely affected.

We actively monitor the depository institutions that hold our federal funds sold and due from banks cash balances. However, access to our cash equivalents and federal funds sold may be impacted by adverse conditions in the financial markets. Our emphasis is primarily on safety of principal, and we diversify our cash due from banks and federal funds sold among counterparties to minimize exposure to any one of these entities. The financials of the counterparties are routinely reviewed as part of our asset/liability management process. Balances in our accounts with financial institutions in the United States may exceed the FDIC insurance limits. While we monitor and adjust the balances in our accounts as appropriate, these balances could be impacted if the financial institutions fail and could be subject to other adverse conditions in the financial markets.

We are subject to credit risk.

There are inherent risks associated with our lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where we operate as well as those across the United States and abroad. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. We are also subject to various laws and regulations that affect our lending activities. Failure to comply with applicable laws and regulations could subject us to regulatory enforcement action that could result in the assessment of significant civil money penalties against us.

We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan losses. Due to recent economic conditions affecting the real estate market, many lending institutions, including us, have experienced substantial declines in the performance of their loans, including commercial real estate, construction, land development and land loans. The value of real estate collateral supporting many construction and land development loans and commercial loans have declined and may continue to decline. Recent negative developments in the financial industry and credit markets may continue to adversely impact our financial condition and results of operations.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

Our success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan.

Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. As a result, we may experience significant loan losses, which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and nonaccruals, national and local economic conditions and other pertinent information. Our determination of the size of the allowance could be understated due to deviations in one or more of these factors.

If our assumptions are wrong, our current allowance may not be sufficient to cover future loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income, and our allowance may not be adequate to cover future loan losses given current and future market conditions.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different from those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

We have made and hold in our portfolio a significant number of land acquisition and development and construction loans, which pose more credit risk than other types of loans typically made by financial institutions.

Historically, we have offered land acquisition and development and construction loans for builders and developers. As of December 31, 2011, these loans totaled $31 million, or 12%, of our loan portfolio. These land acquisition and development and construction loans are considered more risky than other types of real estate loans. The primary credit risks associated with land acquisition and development and construction lending are underwriting, project risks and market risks. Project risks include cost overruns, borrower credit risk, project completion risk, general contractor credit risk, and environmental and other hazard risks. Market risks are risks associated with the sale of the completed projects. They include affordability risk, which means the risk of affordability of financing by borrowers, product design risk, and risks posed by competing projects. While we believe we have established adequate reserves on our financial statements to cover the credit risk of our land acquisition and development and construction loan portfolio, our losses may exceed our reserves, which could adversely impact our earnings. Given the current environment, we expect that loans in our loan portfolio could result in a material level of charge-offs, which will negatively impact our capital and earnings.

Further deterioration in the housing market may lead to increased losses, delinquencies and nonperforming assets in our loan portfolios. Consequently, our results of operations may be adversely impacted.

There has been substantial industry concern and publicity over asset quality among financial institutions due in large part to issues related to subprime mortgage lending, declining real estate values and general economic concerns. At December 31, 2011, the Bank's nonperforming assets were $12.8 million, representing 3.3% of total assets. Furthermore, housing and residential mortgage markets have experienced a variety of difficulties and changed economic conditions. If market conditions continue to deteriorate, they may lead to additional valuation adjustments on our loan portfolios and real estate owned as we continue to reassess the market value of our loan portfolio, the losses associated with the loans in default and the net realizable value of real estate owned.

The homebuilding industry has experienced a significant and sustained decline in demand for new homes and an oversupply of new and existing homes available for sale in various markets, including some of the markets in which we lend. Our customers who are builders and developers face greater difficulty in selling their homes in markets where these trends are more pronounced. Consequently, we are facing increased delinquencies and nonperforming assets as these builders and developers are forced to default on their loans with us. We do not anticipate that the housing market will improve in the near-term, and accordingly, additional downgrades, provisions for loan losses and charge-offs related to our loan portfolio may occur. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. We anticipate that further declines in the real estate markets in our primary market area would affect our business.

We face regulatory risks related to our commercial real estate loan concentrations.

Commercial real estate is cyclical and poses risks of possible loss due to concentration levels and similar risks of the asset class. As of December 31, 2011, approximately 54% of our loan portfolio consisted of commercial real estate loans. Banking regulators have begun giving commercial real estate lending greater scrutiny and may require banks with higher levels of commercial real estate loans to implement more conservative underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly requiring higher levels of allowances for possible loan losses and capital levels as a result of commercial real estate lending growth and exposures.

Our loan portfolio has commercial and industrial loans that include risks that may be greater than the risks related to residential loans.

Our commercial and industrial loan portfolio was $53 million at December 31, 2011, comprising 20% of loans receivable. Commercial and industrial loans generally carry larger loan balances and involve a greater degree of financial and credit risk than home equity loans or residential mortgage loans. Any significant failure to pay on time by our customers would hurt our earnings. The increased financial and credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. In addition, when underwriting a commercial or industrial loan, we may take a security interest in commercial real estate, and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to potential financial risk for us under applicable environmental laws. If hazardous substances were discovered on any of these properties, we may be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination.

Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flow from the project is reduced, a borrower's ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, we may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or economy.

Our net interest income could be negatively affected by interest rates adjustments by the Federal Reserve, as well as by competition in our primary market area.

As a financial institution, our earnings are significantly dependent upon our net interest income, which is the difference between the interest income that we earn on interest earning assets, such as investment securities and loans, and the interest expense that we pay on interest bearing liabilities, such as deposits and borrowings. Therefore, any change in general market interest rates, including changes resulting from changes in the Federal Reserve's fiscal and monetary policies, affects us more than non-financial institutions and can have a significant effect on our net interest income and total income. Our assets and liabilities may react differently to changes in overall market rates or conditions, because there may be mismatches between the re-pricing or maturity characteristics of the assets and liabilities. As a result, an increase or decrease in market interest rates could have material adverse effects on our net interest margin and results of operations.

Our deposit insurance premiums could be substantially higher in the future, which could have a material adverse effect on our future earnings.

The FDIC insures deposits at the Bank and at other financial institutions. The FDIC charges insured financial institutions premiums to maintain the Deposit Insurance Fund at a certain level. Current economic conditions have caused bank failures and expectations for additional bank failures, in which case the FDIC, through the Deposit Insurance Fund, ensures payments of customer deposits at failed banks up to insured limits. In addition, deposit insurance limits on customer deposit accounts have generally increased to $250,000 from $100,000, and the FDIC adopted the TLGP for noninterest bearing transaction deposit accounts. These developments will cause the premiums assessed by the FDIC to increase and may increase our noninterest expense. An increase in the risk category of the Bank would also cause our premiums to increase. Whether through adjustments to base deposit insurance assessment rates, significant special assessments or emergency assessments under the TLGP, increased deposit insurance premiums could have a material adverse effect on our earnings.

The price of our common stock could decline.

The market price of our common stock could decline in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors' earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as downturns in our economy and recessions.

We may need to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect to raise additional capital. In that regard, a number of financial institutions have recently raised considerable amounts of capital as a result of deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values and other factors. Should we be required by regulatory authorities to raise additional capital, we may seek to do so through the issuance of, among other things, our common stock or preferred stock, which could dilute current shareholders' ownership interest in the Company.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we may not be able to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.

We may be subject to more stringent capital requirements.

As discussed above, the Dodd-Frank Act would require the federal banking agencies to establish stricter risk-based capital requirements and leverage limits to apply to banks and bank holding companies. In addition, the "Basel III" standards recently announced by the Basel Committee, if adopted, could lead to significantly higher capital requirements, higher capital charges and more restrictive leverage and liquidity ratios. The standards would, among other things, impose more restrictive eligibility requirements for Tier 1 and Tier 2 capital; increase the minimum Tier 1 common equity ratio to 4.5%, net of regulatory deductions, and introduce a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets, raising the target minimum common equity ratio to 7%; increase the minimum Tier 1 capital ratio to 8.5% inclusive of the capital conservation buffer; increase minimum total capital ratio to 10.5% inclusive of the capital buffer; and introduce a countercyclical capital buffer up to 2.5% of common equity or other fully loss absorbing capital for periods of excess credit growth. Basel III also introduces a non-risk adjusted Tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets, and new liquidity standards. The new Basel III capital standards are expected to be phased in from January 1, 2013 until January 1, 2019, and it is not yet known how these standards will be implemented by U.S. regulators generally or how they will be applied to community banks of our size. Implementation of these standards, or any other new regulations, may adversely affect our ability to pay dividends, or require us to reduce business levels or raise capital, including in ways that may adversely affect our results of operations or financial condition.

Because of our participation in the Treasury's Capital Purchase Program, we are subject to several restrictions including restrictions on our ability to declare or pay dividends and repurchase our shares.

The terms of the preferred stock the Company issued under the Treasury's Capital Purchase Program could reduce investment returns to the Company's common shareholders by restricting dividends and restricting capital management practices.

Without the prior consent of the Treasury, the Company is prohibited from increasing the Company's common stock dividends for the first three years while the Treasury holds the preferred stock. Also, the Company is required to make quarterly dividend payments on the preferred stock until such time as the stock is redeemed by the Company. Payment of these dividends will decrease funds the Company may otherwise have available to pay dividends on the Company's common stock and to use for general corporate purposes, including working capital. The Company is prohibited from continuing to pay dividends on its common stock unless the Company has fully paid all required dividends on the preferred stock issued to the Treasury. In addition, our ability to repurchase our shares is restricted; the Treasury's consent generally is required for us to make any stock repurchase until the third anniversary of the investment by the Treasury.

Recent changes have created regulatory uncertainty.

Regulation of the financial services industry is undergoing major changes. The Dodd-Frank Act, signed into law on July 21, 2010, significantly revises and expands the rulemaking, supervisory and enforcement authority of federal bank regulators. Although the statute will have a greater impact on larger institutions than community institutions such as the Company, many of its provisions will apply to us. Among other things, the Dodd-Frank Act:

- is changing the capital requirements for bank holding companies and would require less favorable capital treatment for future issuances of trust preferred (although our existing trust preferred are grandfathered and therefore not subject to the new rules);
- raises prudential standards by requiring, for instance, annual internal stress testing and establishment of independent risk committees for banks with $10 billion or more in assets;

- grants the FDIC back-up supervisory authority with respect to depository institution holding companies that engage in conduct that poses a foreseeable and material risk to the Deposit Insurance Fund, and heightens the Federal Reserve's authority to examine, prescribe regulations and take action with respect to all subsidiaries of a bank holding company;

- prohibits insured state-chartered banks from engaging in derivatives transactions unless the chartering state's lending limit laws take into consideration credit exposure to derivative transactions;

- specifies that a bank holding company may acquire control of an out of state bank only if it is well-capitalized and well-managed, and does not allow interstate merger transactions unless the resulting bank would be well-capitalized and well-managed after the transaction;

- changes how the FDIC calculates deposit insurance assessments and effectively requires increases in deposit insurance fees that will be borne primarily by institutions with assets of greater than $10 billion;

- subjects both large and small financial institutions to data and information gathering by a newly created Office of Financial Research;

- requires retention of 5% of the credit risk in assets transferred, sold or conveyed through issuances of asset-backed securities, with the risk-retention obligation spread between securitizers and originators;

- creates a new Consumer Bureau given rulemaking, examination and enforcement authority over consumer protection matters, imposes limits on debit card interchange fees that may be charged by card issuers with $10 billion or more in assets and contains provisions on mortgage-related matters such as steering incentives, determinations as to a borrowers' ability to repay and prepayment penalties; and

- mandates and allows certain changes regarding corporate governance and executive compensation such as shareholder proxy access for publicly-traded banks' director nominations, clawback of incentive-based compensation from executive officers and increased disclosure on compensation arrangements.

Some of these changes are effective immediately, though most will be phased in gradually. In addition, the statute in many instances calls for future rulemaking to implement its provisions, so the precise contours of the law and its effects on us cannot yet be fully understood. The provisions of the Dodd-Frank Act and the subsequent exercise by regulators of their revised and expanded powers thereunder could materially impact the profitability of our business, the value of assets we hold or the collateral available for our loans, require changes to business practices or force us to discontinue businesses and expose us to additional costs, taxes, liabilities, enforcement actions and reputational risk. Legislators and regulators are also considering a wide range of proposals beyond the Dodd-Frank Act that, if enacted, could result in major changes to the way banking operations are regulated.

We could be materially and adversely affected if we or any of our officers or directors fail to comply with bank and other laws and regulations.

The Company and the Bank are subject to laws, regulations, administrative actions and policies that govern financial institutions in each location in which we operate. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Such changes could subject the Company to additional costs, limit the types of financial services and products the Company may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with applicable laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Our profitability depends significantly on economic conditions in the Pacific Northwest.

Our success depends primarily on the general economic conditions in the areas in which we conduct business. Unlike larger banks that are more geographically diversified, we provide banking and financial services to customers primarily in the Inland Northwest. The local economic conditions in our market area have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of collateral securing loans and the stability of our deposit funding sources. Adverse economic conditions unique to the Pacific Northwest could have a material adverse effect on our financial condition and results of operations. Further, a significant decline in general economic conditions caused by inflation, natural disasters, recession, unemployment or other factors beyond our control could affect our local economic conditions and could adversely affect our financial condition and results of operations.

The value of our investment securities portfolio may be negatively affected by interest rate changes or disruptions in securities markets, including the municipal bond markets and we may realize losses on our investment securities in future periods.

The market for some of the investment securities held in our portfolio experienced extreme volatility over the past two years. Volatile market conditions may detrimentally affect the value of these securities, such as through reduced valuations due to the perception of heightened credit and liquidity risks. Declines in market value associated with these disruptions may result in other-than-temporary or permanent impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income, capital levels and liquidity.

In addition, we held $25 million of municipal bonds as of December 31, 2011. The current economic downturn has impacted the credit worthiness of a number of municipalities and some municipalities are struggling to meet financial obligations. We have certain municipal investment securities that are subject to credit risk if the municipalities are unable to meet their obligations. A continued or further decline in the economy could result in credit ratings downgrades for the municipalities that have issued the bonds held by us, which could negatively impact the value of the bonds. Although we believe the municipalities will be able to meet their obligations, there can be no certainty in this regard, and a significant decline in the value of these securities could have a material adverse effect on the Company's results of operations.

A decline in the value of our FHLB common stock may occur, resulting in an other-than-temporary impairment charge that would cause our earnings and shareholders' equity to decrease.

We own common stock of the FHLB in order to qualify for membership in the FHLB system, which enables us to borrow funds under the FHLB advance program. The carrying value of our FHLB common stock was approximately $1.3 million as of December 31, 2011. The FHLB has experienced losses from credit-related charges associated with projected losses on its investments in private-label mortgage-backed securities, and is currently unable to repurchase or redeem capital stock or to pay dividends. Consequently, for this and other reasons, there is a risk that our investment in the common stock of the FHLB could be deemed other-than-temporarily impaired at some time in the future, which would adversely affect our earnings, our shareholders' equity and the value of our common stock.

The Bank may be required to repurchase mortgage loans in some circumstances, which could harm our liquidity, results of operations and financial condition.

When the Bank sells mortgage loans, we are required to make certain representations and warranties to the purchaser about the loans and the manner in which they were originated. Our sales agreements require us to repurchase mortgage loans in the event we breach any of these representations or warranties. In addition, we may be required to repurchase mortgage loans as a result of borrower fraud or in the event of early payment default of the borrower on a mortgage loan. If repurchase and indemnity demands increase, our liquidity, results of operations and financial condition will be adversely affected.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions.

We operate in a highly competitive industry and market area.

We face substantial competition in all areas of our operations from a variety of direct and indirect competitors, some of which are larger and may have more financial resources. Such competitors primarily include national, regional, and community banks within the market areas we serve. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Additionally, we expect competition to intensify among financial services companies due to the recent consolidation of certain competing financial institutions and the conversion of certain investment banks to bank holding companies. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic funds transfer and automatic payment systems. Some of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, some competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services.

Our cost of funds may increase as a result of a change in one or more variables.

Our cost of funds may remain higher than prevailing interest rates because of general economic conditions, unfavorable conditions in the capital markets, interest rates and competitive pressures. The Bank has traditionally obtained funds principally through deposits and borrowings. As a general matter, deposits are a cheaper source of funds than borrowings, because interest rates paid for deposits are typically less than interest rates charged for borrowings. If, as a result of general economic conditions, market interest rates, competitive pressures, or other factors, our level of deposits decreases relative to our overall banking operation, we may have to rely more heavily on borrowings as a source of funds in the future, which may negatively impact net interest margin. Additional borrowings, if sought, may not be available to us or, if available, may not be on favorable terms. If additional borrowing sources are unavailable or not available on reasonable terms, our financial condition, results of operations and future prospects could be materially adversely affected.

We rely on dividends from our banking subsidiary for most of our revenue.

Because we are a holding company with no significant assets other than the Bank, we depend upon dividends from the Bank for a substantial portion of our revenues. Our ability to pay dividends on our common stock or to make payments on our other obligations will, therefore, continue to depend in large part upon our receipt of dividends or other capital distributions from the Bank. The ability of the Bank to pay dividends or make other capital distributions to the Company is subject to its ability to earn net income and to the regulatory authority of the Federal Reserve Board, the FDIC and the DFI.

Our common stock is equity and holders of our preferred stock and trust preferred securities have rights that are senior to those of our common shareholders.

Shares of our common stock are equity interests in the Company, do not constitute indebtedness and, therefore, are not insured against loss by the FDIC or by any other public or private entity. We have supported our growth through the issuance of trust preferred securities from a special purpose trust and accompanying junior subordinated debentures. Payments of the principal and interest on the trust preferred securities of this special purpose trust are conditionally guaranteed by the Company. Further, the accompanying junior subordinated debentures issued to the special purpose trust are senior to our shares of common stock. We have also issued shares of preferred stock to the Treasury in connection with our participation in the Capital Purchase Program. As a result, we must make payments on the junior subordinated debentures and preferred stock before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures and preferred stock must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock. In addition, shares of our common stock would rank junior to any indebtedness and to other non-equity claims against us and our assets available to satisfy such claims, including in liquidation.

Because of our participation in Treasury's Capital Purchase Program, we are subject to restrictions on compensation paid to our executives.

Pursuant to the terms of the Capital Purchase Program, we have adopted certain standards for executive compensation and corporate governance for the period during which the Treasury holds an investment in our Company. These standards generally apply to our most highly compensated senior executive officers, including our Chief Executive Officer and Chief Financial Officer, and certain of these restrictions also apply to our other senior executives. The standards include, among other things:

- ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution;
- a required clawback of any bonus or incentive compensation paid to a senior executive officer or one of the next twenty most highly compensated employees based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate;
- a prohibition on making golden parachute payments to senior executive officers;

- an agreement not to deduct for tax purposes annual compensation in excess of $500,000 for each senior executive officer; and

- limitations on bonuses and incentive compensation.

In particular, the change to the deductibility limit on executive compensation may increase the overall cost of our compensation programs in future periods and may make it more difficult to attract suitable candidates to serve as executive officers.

We are dependent on key personnel and the loss of one or more of those key personnel could harm our business.

As a community bank, our success depends greatly on the continued services of our senior management. Failure to attract, retain and motivate key employees could have an adverse effect on our results of operations, financial condition and prospects. In connection with the Company's sale of preferred stock to the Treasury as part of its participation in the Capital Purchase Program, we agreed to abide by certain limitations on the compensation of certain executive officers. More stringent restrictions on executive compensation were imposed by Congress on Capital Purchase Program participants in February 2009 as part of the ARRA, and these restrictions apply retroactively. Congress may impose additional restrictions in the future that may also apply retroactively. These restrictions may have an adverse affect on our ability to attract and retain executive talent.

Our controls and procedures may fail or be circumvented.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business, including systems provided by third-party service providers. Specifically, we receive core systems processing, essential web hosting and other Internet systems and deposit and other transaction processing services from third-party service providers. If these third-party service providers experience difficulties or terminate their services, and we are unable to replace them with other service providers, our operations could be interrupted. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, such failures, interruptions or security breaches may occur and, if they do occur, they may not be adequately addressed. The occurrence of any failures, interruptions or security breaches of information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition, results of operations and cash flows.

We are exposed to the risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may own or foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, cash flows, liquidity and results of operations could be materially and adversely affected.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

The Company historically has not owned or leased real or personal property apart from the premises and equipment of the Bank. In 2008, the Company purchased undeveloped property located in Airway Heights, Washington for $1.3 million and divided it into two parcels, one of which was used to construct a new branch for the Bank as a replacement for the branch located in a grocery store in Airway Heights. The ground on which the branch was built was transferred to the Bank in 2008. The Company retained ownership of the remaining parcel and currently has it listed for sale.

The Bank leases its principal office and main branch, which is located in downtown Spokane. The Company's registered office is also at this location. The Company pays no rent or other form of consideration for the use of the Bank's main office as its principal executive offices.

The Bank also owns the real property for the Northpointe, Ruby and Valley branches located in Spokane, Washington. In Idaho, the Bank owns the real property for the Coeur d'Alene, Post Falls, Hayden and Spirit Lake branches. The Bank owns the buildings for the Francis and South Hill branches, which are located on leased property.

The Bank owns property that was being held for future development located on East Sprague Avenue in Spokane. During 2008, the Bank identified and purchased an alternative site on East Sprague Avenue that the Bank deemed to be more suitable to replace the existing Spokane Valley grocery store branch, which the Bank leased. The original property is listed for sale. In February 2010, the Bank's new Spokane Valley branch opened and the nearby grocery store branch was permanently closed.

We consider our facilities to be suitable and adequate for our current and immediate future purposes. As of December 31, 2011, the total net book value of the Company's premises and equipment was $16.4 million.

Item 3. *Legal Proceedings.*

Other than routine litigation incidental to the business of the Bank, there are no pending legal proceedings in which the Company or the Bank is a party or any of their respective properties is subject. There are no pending legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficiary of more than 5% of the common stock of the Company, or any security holder of the Company is a party adverse to the Company or the Bank or has a material interest adverse to the Company or the Bank.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.***

Market Price of and Dividends on Issuer's Common Equity

Common shares of Northwest Bancorporation, Inc. are traded over-the-counter under the symbol NBCT. At the close of business on December 31, 2011, there were 3,084,548 shares of common stock outstanding, held by approximately 584 shareholders of record, including shares held by 180 known beneficial shareholders by 26 nonaffiliated depositories. The Company has relied upon information received from those depositories in determining the number of beneficial holders.

There is no established public trading market for the Company's shares of common stock. Quotations may be obtained by researching the stock symbol NBCT. Various Internet quotation services detail information about daily transaction volume and price. One such service is the OTC Markets (www.otcmarkets.com) where a list of market makers is also detailed. The high and low range of actual transactions using the daily ending price, by quarter, for the Company's last two fiscal years is set forth below.

	2011		2010	
	High	Low	High	Low
First quarter	$4.90	$3.68	$3.90	$2.90
Second quarter	$5.00	$4.00	$6.00	$3.55
Third quarter	$4.65	$4.30	$4.25	$3.95
Fourth quarter	$5.00	$4.00	$4.90	$3.50

The above quotations may not reflect inter-dealer prices and should not be considered over-the-counter market quotations as that term is customarily used.

In order to conserve capital in the current uncertain economic environment, the Company's Board of Directors determined that it was in the best interest of the Company and its shareholders not to declare a dividend on its common stock during 2010 and 2011 and not to declare the dividends payable during 2010 and 2011 on its Series A and Series B Preferred Stock. In addition, the Company has given notice of its intention to defer interest payments on the junior subordinated debentures underlying its trust preferred securities as permitted by the related indentures. During the period during which the Company defers payments on its junior subordinated debentures, it is prohibited under the indentures from declaring or paying dividends on its capital stock. The Company is prohibited from declaring or paying dividends on its common stock while dividends on its Series A and Series B Preferred Stock are in arrears. No determination has been made as to whether or when the Company will resume the payment of dividends on its common or preferred stock or interest payments on its junior subordinated debentures. As a bank holding company that has no significant assets other than its equity interest in the Bank, the Company's ability to declare dividends depends primarily upon dividends it receives from the Bank. Future dividend payments are at the discretion of the Board of Directors and will depend on a variety of factors including, but not limited to, results of operations, general business and economic conditions, financial condition, capital adequacy, liquidity, statutory and regulatory limitations and other factors deemed relevant. In April 2010, the Bank agreed with the FDIC and the DFI that the Bank would obtain written approval from the FDIC prior to paying dividends or any other form of payment or distribution representing a reduction of Bank capital. Also in April 2010, the Company agreed with the Federal Reserve Bank that the Company would obtain written approval from the Federal Reserve Bank prior to the Company: (a) declaring or paying dividends, (b) making payments on trust preferred securities, or (c) making any other capital distributions.

Equity Compensation Plan Information

Information regarding stock-based compensation awards outstanding and available for future grant as of December 31, 2011, is presented in the table below.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	34,224	$ 11.16	193,897
Equity compensation plans not approved by security holders	-	-	-
	34,224	$ 11.16	193,897

Recent Sales of Unregistered securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Occasionally, the Company will repurchase shares of its common stock from employees, former employees, or other shareholders who own less than 100 shares; the price that the Company pays for such shares is reflective of the last several trades reported on various Internet quotation services, such as www.otcmarkets.com. During the fourth-quarter, the Company did not repurchase any shares.

Item 6. *Selected Financial Data.*

Not applicable because the Company is a smaller reporting company.

Item 7. *Management's* Discussion and Analysis of Financial Condition and Results of Operations.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For a discussion of the risks and uncertainties inherent in such statements, see "Business—Forward-Looking Statements" and "Risk Factors."

Summary of Critical Accounting Policies

The SEC defines "critical accounting policies" as those that require the application of management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in future periods. Significant accounting policies are also described in the notes to consolidated financial statements included in Item 8 of this Form 10-K. Management believes that the following policies would be considered critical under the SEC's definition:

Allowance for Loan Losses

The allowance for losses on outstanding loans is classified as a contra-asset account offsetting outstanding loans on the consolidated statements of financial condition. The allowance for loan losses is established through a provision for loan losses charged against earnings. The balance of the allowance for loan losses for outstanding loans is maintained at an amount that management believes will be adequate to absorb known and inherent losses in the loan portfolio. The allowance is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Revisions to these estimates and assumptions typically occur on a regular basis and may have a material impact on the Company's consolidated financial statements or results of operations.

Foreclosed Real Estate

Foreclosed real estate is recorded at the lower of estimated fair value, less costs to sell, or the carrying value of the defaulted loan on the acquisition date. Estimated fair value is based upon many subjective factors, including location and condition of the property and current economic conditions, among other things. The carrying value of the property is periodically evaluated by management and, if necessary, allowances are established to reduce the carrying value to net realizable value. Because the calculation of fair value relies on estimates and judgments relating to inherently uncertain events, the amounts ultimately recovered from property sales may differ substantially from the carrying value of the assets.

Fair Value Measurements

FASB ASC 820, *Fair Value Measurements*, establishes a hierarchical disclosure framework associated with the level of pricing observability utilized in measuring financial instruments at fair value. The degree of judgment utilized in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment utilized in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have little or no pricing observability and a higher degree of judgment utilized in measuring fair value. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. See the notes to consolidated financial statements included in Item 8 of this Form 10-K for additional information about the level of pricing transparency associated with financial instruments carried at fair value.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability method. Under this method, the net deferred tax asset or liability is recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating and capital loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. To the extent that current available evidence about the future raises doubt about the likelihood of a deferred tax asset being realized, a valuation allowance is established. The judgment about the level of future taxable income, including that which is considered capital, is inherently subjective and is reviewed on a continual basis as regulatory and business factors change.

Overview and Financial Highlights

We are a bank holding company providing banking and other financial services throughout Eastern Washington and Northern Idaho to consumers and to small- and medium-sized businesses, including the owners and employees of those businesses. We offer an array of banking products and services to the communities we serve, including accepting time and demand deposits and originating real estate loans, commercial loans and consumer loans. We derive our income primarily from interest received on loans and, to a lesser extent, interest on investment securities, and fees received in connection with servicing loans and deposit accounts. Our major operating expenses are the interest we pay on deposits and borrowings and general operating expenses. We rely primarily on locally generated deposits to provide us with funds for making loans, but we have also used brokered time deposits and time deposits obtained through a national listing service to fund loan demand.

We are subject to competition from other financial institutions and our operating results, like those of other financial institutions operating exclusively or primarily in the Pacific Northwest, are significantly influenced by economic conditions in Washington and Idaho, including the strength of the real estate market. In addition, both the fiscal and regulatory policies of the federal government and regulatory authorities that govern financial institutions and market interest rates also impact our financial condition, results of operations and cash flows.

The following discussion contains a review of Northwest Bancorporation, Inc.'s and its wholly-owned subsidiary, Inland Northwest Bank's, consolidated operating results and financial condition for the year ended December 31, 2011. When warranted, comparisons are made to the same period in 2010. The discussion should be read in conjunction with the consolidated financial statements and related notes included in Item 8 of this Form 10-K. All numbers, except per share data, are expressed in thousands of dollars, unless otherwise noted.

The following summary financial information is derived from the consolidated financial statements and other data of the Company for the years ended December 31, 2011 and 2010:

	Year Ended December 31,	
	2011	2010
	($ in thousands, except per share data)	
Results of Operations:		
Interest income	$ 19,370	$ 20,802
Interest expense	4,123	6,164
Net interest income	15,247	14,638
Provision for loan losses	6,874	2,950
Net interest income after provision for loan losses	8,373	11,688
Noninterest income	4,053	4,032
Noninterest expense	13,965	14,555
(Loss) income before income taxes	(1,539)	1,165
Income tax (benefit) expense	(793)	221
Net (loss) income	(746)	944
Preferred stock dividends and discount accretion, net	677	677
Net (loss) income applicable to common shares	$ (1,423)	$ 267
Per Common Share Data:		
Basic (loss) earnings	$ (0.46)	$ 0.10
Diluted (loss) earnings	$ (0.46)	$ 0.10
Book value	$ 8.30	$ 8.12
Selected Ratios:		
Return on average assets	-0.36%	0.07%
Return on average equity	-3.89%	0.76%
Net interest margin	4.29%	4.07%
Efficiency ratio	72.36%	77.96%
Noninterest income to average assets	1.03%	1.02%
Noninterest expense to average assets	3.57%	3.68%
Ending shareholders' equity to average assets	9.29%	9.03%
Nonperforming loans to gross loans	3.64%	4.51%
Allowance for loan losses to gross loans	2.56%	2.45%

Results of Operations

Earnings

The Company recognized a net loss applicable to common shares of $1.4 million for the year ended December 31, 2011, compared to net income applicable to common shares of $267 thousand in 2010. Earnings during 2011 were adversely affected by increases to the provision for loan losses due to higher levels of net charge-offs and loan delinquencies. The return on average assets during 2011 was -0.36% compared to 0.07% in 2010, and the return on average equity during 2011 was -3.89% compared to 0.76% in 2010. The decrease in earnings for 2011 was primarily a result of an increased level of charge-offs on impaired loans compared to the prior year. Details of the changes in the various components of earnings are further discussed below.

Net Interest Income

The principal component of the Company's earnings is its net interest income. Net interest income is the difference between the income earned on assets and the interest paid on deposits and on borrowings used to support such assets. Net interest income is determined by the yields earned on the Company's interest earning assets and the rates paid on its interest bearing liabilities, the relative amounts of interest earning assets and interest bearing liabilities, and the degree of mismatch and the maturity and re-pricing characteristics of its interest earning assets and interest bearing liabilities. The Company's net interest rate spread is determined based upon the total interest earning assets yield, less the total interest bearing liabilities rate.

Average Balances, Rates, and Interest Income and Expense. The following table sets forth certain information related to the Company's average balance sheet and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities.

	Year Ended December 31,					
	2011			2010		
	Average Balance	Interest Income or Expense (1)	Average Yield or Rate	Average Balance	Interest Income or Expense (1)	Average Yield or Rate
			($ in thousands)			
ASSETS						
Loans receivable, gross (2) (3)	$ 277,571	$ 17,071	6.15%	$ 308,031	$ 19,294	6.26%
Investment securities	69,218	2,282	3.30%	38,315	1,480	3.86%
FHLB stock	1,261	-	0.00%	1,261	-	0.00%
Federal funds sold and interest bearing deposits	7,250	17	0.23%	12,070	28	0.23%
Total interest earning assets	355,300	19,370	5.45%	359,677	20,802	5.78%
Noninterest earning assets	36,361			35,550		
Total assets	$ 391,661			$ 395,227		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Money market accounts	39,820	214	0.54%	32,180	306	0.95%
NOW accounts	60,403	1,038	1.72%	52,310	906	1.73%
Savings accounts	53,825	343	0.64%	45,064	414	0.92%
Time deposits	115,236	2,185	1.90%	150,038	3,978	2.65%
Total interest bearing deposits	269,284	3,780	1.40%	279,592	5,604	2.00%
Securities sold under repurchase agreements	13	-	0.00%	219	-	0.00%
Borrowed funds	6,490	234	3.61%	8,946	349	3.90%
Junior subordinated debentures	5,155	109	2.11%	5,155	211	4.09%
Total borrowed funds	11,658	343	2.94%	14,320	560	3.91%
Total interest bearing liabilities	280,942	4,123	1.47%	293,912	6,164	2.10%
Noninterest bearing deposits	69,500			64,140		
Other noninterest bearing liabilities	4,637			1,882		
Shareholders' equity	36,582			35,293		
Total liabilities and shareholders' equity	$ 391,661			$ 395,227		
Net interest income		$ 15,247			$ 14,638	
Net interest spread			3.98%			3.68%
Net interest income to average earning assets (margin)			4.29%			4.07%

Comments:

(1) There are no tax equivalency adjustments.

(2) Nonaccrual loans and loans held for sale are included in average loan balances.

(3) Loan fee income in the amount of $426 thousand and $434 thousand is included in loan interest income for 2011 and 2010, respectively.

During the years ended December 31, 2011 and 2010, net interest income was $15.2 million and $14.6 million, respectively. This increase in net interest income of $609 thousand, or 4.2%, resulted from interest expense declining at a faster rate than interest income as well as from a change in the mix of interest earning assets and interest bearing liabilities. The net interest margin improved 22 basis points from 4.07% to 4.29% for the years ended December 31, 2010 and 2011, respectively.

Interest income fell $1.4 million, or 6.9%, during 2011 ending the year at $19.4 million compared to $20.8 million for 2010. The decrease in interest income is related to a change in the mix of interest earning assets and a decrease in yield on loans and investments. Loans, the highest yielding component of earning assets, represented 78.1% of average earning assets in 2011, compared to 85.6% in 2010. The average yield on loans fell 11 basis points to 6.15% in 2011 from 6.26% in 2010. The reduction in loan yield combined with a $30.5 million, or 9.9%, decrease in average loan balances resulted in interest income on loans decreasing $2.2 million, or 11.5%. The Bank did not introduce any new loan products during the year and did not change its loan pricing strategy. However, in the second half of 2008 and continuing through 2011, the Bank significantly cut back lending for land acquisition and development, construction, and non-owner occupied commercial real estate. The Bank redirected resources to focus more on commercial and industrial lending and the collection and workout of problem credits. Average investment securities increased $30.9 million, or 80.7%, during 2011 as a result of a reduction in average loans outstanding. The yield on securities decreased 56 basis points from 3.86% in 2010 to 3.30% in 2011. The increase in investment securities combined with the decrease in yield on securities resulted in an improvement in investment income of $802 thousand, or 54.2%.

Interest expense was $4.1 million in 2011, representing a decrease of $2.1 million, or 33.1%, from the $6.2 million in interest expense for 2010. This improvement in interest expense was impacted by reductions in time deposit balances and reductions in rates paid on all interest bearing liabilities, and was partially offset by increased balances in non-maturity deposit accounts and borrowed funds. The Bank expects to continue to see reductions in interest expense in the near-term as time deposits continue to re-price to the lower rates currently offered by the Bank. Overall, the average cost of interest bearing deposits improved 60 basis points from 2.00% in 2010 to 1.40% in 2011. Interest expense on junior subordinated debentures decreased $102 thousand, or 48.3%, during 2011 compared to 2010, because the interest rate, which had been fixed at 5.95% through June 30, 2010, now re-prices quarterly at the 3-month LIBOR rate plus 170 basis points, which was 2.26% as of December 31, 2011.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The rate/volume column shows the effects attributable to changes in both rate and volume (changes in rate multiplied by changes in volume).

	2011 over 2010				2010 over 2009			
	Increase (Decrease) Due to Changes in				Increase (Decrease) Due to Changes in			
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
				($ in thousands)				
Interest income:								
Loans receivable	$ (1,907)	$ (339)	$ 23	$ (2,223)	$ (1,768)	$ 59	$ 7	$ (1,702)
Investment securities	1,156	(199)	(155)	802	258	205	56	519
Federal funds sold and interest bearing deposits	(11)	-	-	(11)	13	(1)	(1)	11
Total interest income	(762)	(538)	(132)	(1,432)	(1,497)	263	62	(1,172)
Interest expense:								
Money market accounts	73	(132)	(33)	(92)	44	14	2	60
NOW accounts	140	(5)	(3)	132	182	218	409	809
Savings accounts	81	(126)	(26)	(71)	37	(147)	(10)	(120)
Time deposits	(922)	(1,125)	254	(1,793)	(1,032)	(1,462)	244	(2,250)
Securities sold under repurchase agreements	-	-	-	-	(6)	(7)	6	(7)
Borrowed funds	(96)	(26)	7	(115)	(470)	39	(23)	(454)
Junior subordinated debentures	-	(102)	-	(102)	-	(100)	-	(100)
Total interest expense	(724)	(1,516)	199	(2,041)	(1,245)	(1,445)	628	(2,062)
Net interest income	$ (38)	$ 978	$ (331)	$ 609	$ (252)	$ 1,708	$ (566)	$ 890

During 2011, the decrease in interest income was primarily attributable to decreases in yields on loans and investments and changes in the mix of interest earning assets with loan volume down and investment volume up. The decreases in interest income were more than offset by reductions in rates paid on interest bearing liabilities and decreases in time deposit balances.

Interest Rate Risk

The Bank seeks to reduce fluctuations in its net interest margin and to optimize net interest income with acceptable levels of risk through periods of changing interest rates. The Bank's interest rate sensitivity is monitored by its Asset and Liability Committee ("ALCO") on an ongoing basis. The ALCO establishes risk measures, limits and policy guidelines for managing the amount of interest rate risk and its effect on net interest income and capital. An earnings simulation model is used as a quantitative tool to measure the impact of changing interest rates on net interest income. The model quantifies the effects of various interest rate scenarios on projected net interest income over the next 12 months and uses various assumptions regarding the maturity and re-pricing characteristics of interest bearing assets and liabilities, as well as the relative sensitivities of these balance sheet components. The model assumes instantaneous and uniform changes in market interest rates at the earliest re-pricing opportunity. Notwithstanding the Bank's interest rate risk management activities, the potential for changing interest rates is an uncertainty that can have an adverse effect on net income.

At December 31, 2011, the simulation model projected that immediate rate increases of 100, 200 and 300 basis points would result in decreases to net interest income of 2.2%, 3.5% and 5.3%, respectively, relative to the base case, over the next 12 months. Conversely, the simulation model projected that an immediate rate decrease of 25 basis points would result in an increase to net interest income of 1.2% relative to the base case, over the next 12 months. The likelihood of a decrease in interest rates beyond 25 basis points as of December 31, 2011, was considered remote given prevailing interest rate levels.

Computation of the prospective effect of hypothetical interest rate changes is based on a number of assumptions and results could vary significantly if different assumptions were used. The assumptions relied upon in making these calculations include the level of market interest rates, the shape of the yield curve, the degree to which certain assets and liabilities with similar maturities or periods to re-pricing react to changes in market interest rates, the degree to which non-maturity deposits react to changes in market rates, expected prepayment rates, the degree to which early withdrawals occur on time deposits and the volume of other deposit flows. In addition, the analysis does not reflect future actions that the Bank's ALCO might take in responding to or anticipating changes in interest rates. Accordingly, although the above table provides an indication of the Bank's sensitivity to interest rate changes at a point in time, these estimates are not intended to, and do not provide, a precise forecast of the effect of changes in market interest rates on the Bank's net interest income.

Provision for Loan Losses

The provision for loan losses represents an expense against income that allows the Bank to establish an appropriate allowance for loan losses. Charges to the provision for loan losses result from management's ongoing analysis of probable losses in the loan portfolio. See "Allowance for Loan Losses" caption below for further analysis of the provision for loan losses.

The 2011 provision for loan losses was $6.9 million, a substantial increase from the $3.0 million expensed in 2010. The higher provision for loan losses is attributable to increases in net charge-offs during the year as well as deteriorating collateral values on impaired loans. During 2011, one large land development loan became impaired, which resulted in a $2.5 million provision for loan losses; this amount was also charged-off in 2011. The provision for loan losses as a percentage of average outstanding loans was 2.5% and 1.0% in 2011 and 2010, respectively.

Net charge-offs in 2011 were $7.0 million, compared to net charge-offs of $3.1 million reported in 2010. Net charge-offs represented 2.5% and 1.0% of average loans outstanding in 2011 and 2010, respectively. The majority of net loan charge-offs in 2011 were due to losses related to real estate loans, which accounted for 94% of net charge-offs; commercial and industrial loans accounted for 4% of net charge-offs. In 2010, real estate loans accounted for 81% of net charge-offs, and commercial and industrial loans accounted for 13% of net charge-offs.

Noninterest Income

Noninterest income in 2011 was $4.1 million, an increase of $21 thousand, or 0.5%, from 2010.

Service charge income on deposits increased $53 thousand, or 3.7%, in 2011 compared to 2010. Included in service charge income are fees for overdraft and nonsufficient funds collected under the Bank's overdraft privilege program, which increased $74 thousand, or 6.0%, in 2011. However, the Bank experienced reduced service charge income during 2011 of $28 thousand, or 14.2%, as a result of increasing the earnings crediting rate for commercial depositors that offsets their service charges and as a result of consumers moving deposits from fee-based accounts to a non fee-based checking product.

Net gains from sale of loans totaled $897 thousand in 2011, representing a decrease of $89 thousand, or 9.0%, from 2010. Gains from the sale of loans represent income from the origination and sale of residential mortgage loans, which are typically sold in the secondary mortgage market. This mortgage loan income decreased, because the volume of mortgage loan originations declined 12% in 2011 compared to 2010. Competition for mortgage loans is high, and many consumers have already refinanced their loans to take advantage of lower loan rates and to obtain access to available equity in their homes.

During 2011, the Company reported net gains on sales of securities totaling $264 thousand compared to $375 thousand in 2010.

Other noninterest income was $1.4 million in 2011, compared to $1.2 million in 2010, representing an increase of $168 thousand, or 13.6%. This increase is primarily attributable to higher debit and credit card income totaling $298 thousand in addition to income generated from foreclosed real estate properties totaling $92 thousand. Other noninterest income in 2010 included a $224 thousand B&O tax refund.

Noninterest Expense

Noninterest expense decreased from $14.6 million for 2010 to $14.0 million for 2011, representing a decrease of $590 thousand, or 4.1%.

Salaries and employee benefits in 2011 increased 2.2%, or $142 thousand, compared to 2010. Salaries increased $277 thousand primarily due to the addition of four new loan officers as well as small increases in staffing at several branch offices. Full-time employee equivalents ("FTEs") climbed from 109 FTEs at the end of 2010 to 114 FTEs at the end of 2011. Payroll taxes, employee benefits and stock compensation costs also increased during the year. However, these increases were partially offset by an increase of $232 thousand in loan origination fee salary credits.

Occupancy and equipment expense was $73 thousand, or 5.8%, higher in 2011 compared to 2010. The increase is attributable to higher property taxes at the Bank's newer facilities and for equipment purchased in addition to higher operating and maintenance costs associated with these facilities and equipment.

Depreciation and amortization expense increased $36 thousand, or 3.1%, during 2011. The increase is primarily related to higher depreciation costs for a Bank branch that was moved from inside a grocery store to a free-standing facility in 2010 and for various new technology-related purchases.

Advertising and promotion expense for 2011 increased $26 thousand, or 9.4%, compared to 2010 as a result of increased donations for community service organizations and higher business development costs associated with hiring four new loan officers.

Net losses on foreclosed real estate and other property owned were $355 thousand in 2011, compared to $1.5 million in 2010. During 2011, the net loss on foreclosed real estate and other property owned included net gains from sales of property of $391 thousand, offset by valuation allowance provisions of $646 thousand on foreclosed real estate and $100 thousand on other property owned. During 2010, the net loss on foreclosed real estate included net gains from sales of property of $162 thousand, offset by valuation allowance provisions of $1.5 million on foreclosed real estate and $200 thousand on other property owned.

FDIC assessments decreased $244 thousand, or 29.6%, in 2011 compared to 2010. This reduction in assessments was the result of the FDIC changing its assessment method from a deposit-based assessment to an asset-based assessment in April 2011, the FDIC's discontinuance of its Transaction Account Guarantee Program premium in January 2011, and the Bank's total assets decreasing $8.3 million during 2011.

Other noninterest expense increased $520 thousand, or 16.2%, in 2011 compared to 2010. Significant year-over-year cost increases in other noninterest expense included: costs related to maintaining or selling foreclosed real estate or for properties securing nonperforming loans, which increased $213 thousand; costs associated with debit and credit card processing, which increased $162 thousand; and fees and costs related to deposit account programs including Reward Checking and Savings accounts and the overdraft privilege program, which increased $122 thousand. These increases in other noninterest expense were partially offset by a decrease of $66 thousand in software licenses and fees.

Income Taxes

For the year ended December 31, 2011, the Company recorded an income tax benefit of $793 thousand compared to income tax expense of $221 thousand in 2010.

The Company's normal, expected statutory income tax rate is 36.2%, representing a blend of the statutory federal income tax rate of 34.0% and apportioned effects of the Idaho income tax rate of 7.6%. The ratio of tax expense (benefit) to the net income (loss) before tax (referred to as the effective tax rate) differs substantially from statutory tax rates due to permanent differences arising primarily from nontaxable interest income on state and municipal securities and nontaxable increases in the value of bank owned life insurance. The differences between tax expense (benefit) at the statutory rates and actual tax expense (benefit) were as follows for the years ended December 31, 2011 and 2010:

	December 31,	
	2011	2010
	($ in thousands)	
Federal income tax at statutory rate	$ (528)	$ 396
Effect of tax-exempt interest income	(246)	(219)
Effect of nondeductible interest expense	13	16
Effect of other nondeductible expenses	14	13
Effect of state income taxes	(34)	14
Other	(12)	1
Income tax (benefit) expense	$ (793)	$ 221

Preferred Stock Dividends and Discount Accretion

In connection with preferred stock issued to the Treasury under the Capital Purchase Program in February 2009, the Company accrued preferred stock dividends and accreted the related net discount in the amount of $677 thousand during both years ending December 31, 2011 and 2010, respectively.

Financial Condition

Total assets at December 31, 2011, were $385.7 million, a decrease of $8.8 million, or 2.2%, when compared to total assets of $394.6 million at December 31, 2010. Total earning assets, which are comprised of loans, investment securities, FHLB stock, federal funds sold and other interest bearing deposits, averaged $355.3 million in 2011, compared to $359.7 million in 2010. Earning assets serve as the primary revenue source for the Company.

Securities

In addition to generating revenue, the Bank maintains its investment securities portfolio to manage interest rate risk, provide liquidity, provide collateral for borrowings, and to diversify the credit risk of earning assets. The securities portfolio is classified as available for sale and consists primarily of U.S. government agency securities, municipal securities, corporate debt obligations, and mortgage-backed and other asset-backed securities. The following table sets forth the amortized cost and fair values of the securities portfolio:

	December 31, 2011		December 31, 2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	($ in thousands)			
U.S. government agency securities	$ 6,735	$ 6,802	$ 30,787	$ 30,124
State and municipal securities	23,529	25,054	23,332	22,999
Corporate debt obligations	11,909	11,751	11,060	10,798
SBA guaranteed loan pools	8,756	8,950	3,243	3,378
Mortgage backed securities	4,284	4,397	2,146	2,165
Collateralized mortgage obligations	9,201	9,296	269	266
	$ 64,414	$ 66,250	$ 70,837	$ 69,730

As of December 31, 2011, the Bank had $66.3 million in securities classified as available for sale, which represents a decrease of $3.5 million, or 5.0%, from December 31, 2010. Activity in the securities portfolio during 2011 included $30.5 million in purchases, $27.1 million in called and matured securities, $8.1 million in securities sold, principal paydowns of $1.2 million, and amortization of net purchase price premiums of $523 thousand. As of December 31, 2011, the securities portfolio included a net unrealized gain of $1.8 million, representing an improvement of $2.9 million from December 31, 2010. All of the Bank's securities as of December 31, 2011, are obligations of either U.S. government agencies or government-sponsored enterprises or state or municipal governments, except for the Bank's corporate debt obligations valued at $11.8 million. At December 31, 2011, there were no securities issued by a single issuer (other than U.S. government or government-sponsored enterprise securities) that had an aggregate book value in excess of 10% of our shareholders' equity.

The following table sets forth the distribution of contractual maturities, excluding periodic principal payments, and the weighted average yields of available for sale securities, based on amortized cost, at December 31, 2011. Actual maturities will differ from contractual maturities, because issuers may have the right to call or prepay obligations. Weighted average yields are not presented on a tax equivalent basis.

	Within one year		After one but within five years		After five but within ten years		After ten years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					($ in thousands)					
U.S. government agency securities	$ -	0.00%	$ 1,000	1.80%	$ 3,229	3.65%	$ 2,506	4.35%	$ 6,735	3.64%
State and municipal securities	556	3.64%	5,340	3.31%	9,927	3.79%	7,706	4.79%	23,529	4.01%
Corporate debt obligations	-	0.00%	7,257	3.94%	4,163	4.46%	489	4.64%	11,909	4.15%
SBA guaranteed loan pools	-	0.00%	-	0.00%	-	0.00%	8,756	3.50%	8,756	3.50%
Mortgage backed securities	-	0.00%	-	0.00%	1,052	2.25%	3,232	3.33%	4,284	3.06%
Collateralized mortgage obligations	-	0.00%	-	0.00%	-	0.00%	9,201	2.00%	9,201	2.00%
	$ 556	3.64%	$ 13,597	3.53%	$ 18,371	3.83%	$ 31,890	3.45%	$ 64,414	3.58%

Loans

At December 31, 2011, the Bank reported $265.8 million in gross loans receivable, a decrease of $16.1 million, or 5.7%, compared to December 31, 2010. This decrease is a result of transfers to foreclosed real estate totaling $2.8 million, charge-offs totaling $7.0 million, and net loan attrition of $6.3 million. The Bank experienced weak loan demand in 2010 and 2011 despite efforts to pursue lending relationships with creditworthy customers in our market place. Loan demand has been adversely influenced by economic forces that have disrupted local and national economies. Specifically, real estate and related activities have slowed significantly, local unemployment rates remain very high, and real estate and other asset prices have declined appreciably.

The following table presents the composition of the loan portfolio for the periods indicated:

	December 31,									
	2011		2010		2009		2008		2007	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
					($ in thousands)					
Real estate:										
Commercial	$ 142,465	53.6%	$ 150,373	53.4%	$ 149,970	46.6%	$ 159,839	47.0%	$ 115,733	41.6%
Construction and land development	31,381	11.8%	40,145	14.2%	72,076	22.4%	72,815	21.4%	66,158	23.8%
Residential	32,180	12.1%	35,061	12.4%	33,227	10.3%	29,853	8.8%	27,673	9.9%
Commercial and industrial	53,224	20.0%	47,345	16.8%	55,917	17.4%	65,590	19.3%	58,601	21.1%
Consumer	6,553	2.5%	9,026	3.2%	10,688	3.3%	11,891	3.5%	9,903	3.6%
Total gross loans	265,803	100.0%	281,950	100.0%	321,878	100.0%	339,988	100.0%	278,068	100.0%
Allowance for loan losses	(6,816)		(6,918)		(7,082)		(4,737)		(2,711)	
Net deferred loan fees	(401)		(616)		(643)		(946)		(644)	
Total loans, net	$ 258,586		$ 274,416		$ 314,153		$ 334,305		$ 274,713	

Loan Origination/Risk Management. The Bank has lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies, nonperforming loans and other potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions. See the notes to consolidated financial statements included in Item 8 of this Form 10-K for further details of the Bank's policies and procedures related to loan origination and risk management.

Real Estate Loans. Real estate loans are generally collateralized by real property located within the Bank's market area and are made primarily for the purpose of purchasing, refinancing and constructing 1-4 family, multifamily and commercial properties, and for the acquisition and development of land for the purpose of providing residential and commercial lots for sale. Real estate loans also include home equity lines of credit. Because a significant portion of real estate loans are secured by properties located in Spokane County, Washington and Kootenai County, Idaho, declines in these local economies and in real estate values have had a significant effect on the collectability of our real estate loans and on the level of allowance for loan losses determined to be necessary.

Total real estate loans decreased $19.6 million, or 8.7%, during 2011 and comprise 77.5% of the loan portfolio. Included in real estate loans are construction and land development loans, which decreased $8.8 million (21.8%), commercial real estate loans, which decreased $7.9 million (5.3%), and residential real estate loans, which decreased $2.9 million (8.2%). In response to the continuing weak economy, the Bank has implemented more stringent lending practices and is limiting new loans for land development, speculative construction and non-owner occupied commercial real estate. The Bank's primary focus for the commercial real estate portfolio has been growth in loans secured by owner occupied properties. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Consequently, these loans must undergo a similar analysis and underwriting process as that of a commercial and industrial loan, in addition to a real estate analysis.

The Bank also originates long-term conventional residential real estate loans which typically conform to secondary market requirements and are originated with a commitment from a correspondent financial institution to purchase the loan within 30 days of closing. Such loans are classified as loans held for sale in the Company's consolidated financial statements. At December 31, 2011 and 2010, loans held for sale totaled $2.7 million and $2.4 million, respectively.

Commercial and Industrial Loans. The commercial and industrial loan segment comprised 20.0% of the loan portfolio at December 31, 2011, representing an increase of $5.9 million, or 12.4%, during the year. Commercial and industrial loans include both secured and unsecured loans for working capital, expansion, and other business purposes. The Bank also makes term commercial loans secured by real estate, which are categorized as real estate loans. Lending decisions are based on an evaluation of the financial strength, management and credit history of the borrower, and the quality of the collateral securing the loan. The Bank normally requires personal guarantees and secondary sources of repayment. Commercial loans are a major focus of the Bank's lending activities as they have lower historical net charge-off ratios and generally provide greater yields and re-price more frequently than other types of loans.

Consumer. The consumer loan segment accounted for 2.5% of the loan portfolio at December 31, 2011, representing a decrease of $2.5 million, or 27.4%, during the year. Consumer loans include automobile loans, boat and other recreational vehicle financing, and miscellaneous secured and unsecured personal loans and lines of credit. Consumer loans generally carry greater risk than other loans, because the collateral often consists of rapidly depreciating assets such as automobiles and equipment. Repossessed collateral securing a defaulted loan may not provide an adequate source of repayment of the loan. Consumer delinquencies are sensitive to job loss, illness and other personal factors. The Bank attempts to manage the risks inherent in consumer lending by following established credit guidelines and underwriting practices designed to minimize risk of loss.

Maturities and Sensitivities of Loans to Changes in Interest Rates. The table below presents the maturity distribution and interest rate structure for loans outstanding as of December 31, 2011. The dollar amounts of loans maturing are based on their contractual terms to maturity and do not include scheduled payments or potential prepayments.

	Within one year	One to five years	Over five years	Total
		($ in thousands)		
By loan type:				
Commercial real estate	$ 15,851	$ 49,179	$ 77,435	$ 142,465
Construction and land development	25,697	3,106	2,578	31,381
Residential real estate	5,761	11,275	15,144	32,180
Commercial and industrial	27,928	16,141	9,155	53,224
Consumer	1,986	1,515	3,052	6,553
	$ 77,223	$ 81,216	$ 107,364	$ 265,803
By interest rate structure:				
Fixed rate loans	$ 28,877	$ 57,596	$ 11,156	$ 97,629
Variable rate loans	48,346	23,620	96,208	168,174
	$ 77,223	$ 81,216	$ 107,364	$ 265,803

Nonperforming Assets. Nonperforming assets include nonaccrual loans, loans that are 90 or more days past due, and foreclosed real estate. The following table shows a summary of nonperforming assets:

	December 31,				
	2011	2010	2009	2008	2007
			($ in thousands)		
Nonaccrual loans:					
Commercial real estate	$ 3,870	$ 8,661	$ 3,191	$ 2,570	$ -
Construction and land development	3,953	2,613	7,845	10,493	542
Residential real estate	1,758	1,362	190	876	-
Commercial and industrial	50	21	434	2,048	-
Consumer	43	56	16	43	5
Loans past due 90 days or more and accruing interest	-	-	-	1,081	-
Total nonperforming loans	9,674	12,713	11,676	17,111	547
Foreclosed real estate	4,459	3,963	3,672	1,702	6
Total nonperforming assets	$ 14,133	$ 16,676	$ 15,348	$ 18,813	$ 553
Ratio of nonperforming assets to:					
Total loans and foreclosed assets	5.2%	5.8%	4.7%	5.5%	0.2%
Total assets	3.7%	4.2%	3.9%	4.7%	0.2%

At December 31, 2011, nonperforming assets were $14.1 million, representing a decrease of $2.5 million, or 15.2%, from December 31, 2010. Nonperforming assets as a percentage of total assets were 3.7% and 4.2% at December 31, 2011 and 2010, respectively. In general, the level of nonperforming assets in recent years is reflective of the weaker economic conditions, which began in the latter part of 2008.

Loans are generally placed on nonaccrual status when payment in full of principal and interest is not reasonably expected, or when principal or interest due on the loan is 90 days or more past due. A rare exception to the 90-day nonaccrual policy may be allowed if the loan is both well secured and in the process of collection. When loans are placed on nonaccrual status, future interest accruals are discontinued and all unpaid accrued interest is reversed against interest income. Loans may be returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

At December 31, 2011, the Bank had eighteen nonaccrual loans totaling $9.7 million compared to thirty-one nonaccrual loans totaling $12.7 million at December 31, 2010, representing a decrease of $3.0 million, or 23.9%. This decrease was mainly comprised of $4.8 million in commercial real estate loans and was partially offset by an increase of $1.3 million in construction and land development loans and an increase of $396 thousand in residential real estate loans.

All of the Bank's nonaccrual loans are in the process of collection or under some form of a negotiated agreement for repayment of the debt and are supported by liens on collateral that mitigates the risk of loss. Whenever management determines that a collateral position is weak or insufficient to reasonably protect the Bank from loss, the loan balance is written down with a partial charge-off to a level where collateral protection is deemed adequate. If the customer has identifiable sources of repayment and is working on a repayment plan, a partial charge-off may be deferred and the amount of the exposure set aside in a specific reserve. If nonaccrual loans had performed in accordance with their original contract terms, additional interest income of $413 thousand in 2011 and $571 thousand in 2010 would have been recognized.

Twelve of the nonaccrual loans totaling $7.7 million, or 79% of total nonaccrual loans, are under a formal workout, forbearance agreement or approved bankruptcy plan. All of these loans include negotiated repayment schedules which are current at this time. As these borrowers perform under the terms of their agreement for a period of at least six months, and if they can establish a reliable source of future repayment, they will be considered for return to accrual. In several cases, the repayment plan includes the liquidation of all or a portion of the collateral supporting the loan. In such cases, the loan has also been written down to a balance that management believes can be supported by the collateral value. The other six nonaccrual loans totaling $2.0 million are either in the process of foreclosure or expected to soon be in the process of foreclosure.

Foreclosed real estate represents real property acquired as the result of borrower defaults on loans and is recorded at estimated fair value, less estimated selling costs, at the time of foreclosure. Write-downs occurring at foreclosure are charged against the allowance for loan losses. Foreclosed properties are appraised as deemed necessary due to market fluctuations or as required by applicable regulations. Write-downs for declines in value subsequent to foreclosure are included in other noninterest expense along with other expenses related to maintaining the properties. Foreclosed real estate totaled $4.5 million at December 31, 2011, representing an increase of $496 thousand, or 12.5%, from the amount reported at December 31, 2010. The largest foreclosed real estate property balances consist of a motel, business park, developed residential lots and undeveloped land located in Clark, Kootenai, Spokane and Shoshone counties. The remaining foreclosed real estate properties consist of eight residential lots all in the Bank's primary market area. Most of the properties are listed for sale under a marketing plan intended to liquidate properties in a responsible and timely manner.

Impaired Loans. At December 31, 2011 and 2010, the Bank had $30.4 million and $37.2 million in impaired loans having valuation allowances of $2.6 million and $4.2 million, respectively. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan. Impaired loans are generally measured based upon the present value of future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

Restructured Loans. Restructured loans, also known as troubled debt restructurings, are those for which, due to a borrower's financial difficulties, the Bank grants a concession in loan terms or conditions that it would not otherwise consider or that would not otherwise be available to the borrower. Restructured loans are included in impaired loans until such time as the restructured loan bears a market rate of interest and performs according to the new terms for an acceptable duration, typically one year or longer depending on the circumstances specific to each loan. Restructured loans performing in accordance with their new terms are not included in nonaccrual loans unless there is uncertainty as to the ultimate collection of principal or interest. The following table presents a summary of restructured loans:

	December 31, 2011			December 31, 2010		
	Accruing Restructured Loans	Restructured Loans Included in Nonaccrual Loans	Total	Accruing Restructured Loans	Restructured Loans Included in Nonaccrual Loans	Total
			($ in thousands)			
Real estate:						
Commercial	$ 9,684	$ 1,939	$ 11,623	$ -	$ 3,972	$ 3,972
Construction and land development	-	2,957	2,957	-	-	-
Residential	-	815	815	-	705	705
Commercial and industrial	535	-	535	397	-	397
	$ 10,219	$ 5,711	$ 15,930	$ 397	$ 4,677	$ 5,074

Restructured loans increased substantially from $5.1 million at December 31, 2010, to $15.9 million at December 31, 2011. Many of these agreements grant a period of interest-only payments without imposing other significant consequences. The intention of the workout agreement is always to improve or protect the Bank's opportunity for successful liquidation of the asset. As of December 31, 2011, ten of the thirteen restructured loans, with an aggregate value of $12.2 million, were current according to the restructured loan terms. Two of the three restructured loans that were not current as of December 31, 2011, were in active negotiations that were satisfactorily concluded in January 2012. Both of these loans are now, subsequent to year end, considered to be current under the terms of their respective agreements. Only one loan for $300 thousand remains in default and management has initiated appropriate legal action. Any failure of a borrower with a restructured loan to make timely payments according to the terms of their agreement is subject to aggressive collection efforts or legal action and will be placed on nonaccrual if future payment is deemed to be in jeopardy.

Included in total restructured loans are A/B notes totaling $2.1 million and $1.6 million as of December 31, 2011 and 2010, respectively. In A/B note restructurings, the original note is split into two notes where the A note represents the portion of the original loan which allows for an acceptable loan-to-value and debt service coverage and is expected to be collected in full. The B note is fully charged off and represents the portion of the original loan where there is a shortfall in collateral support. The A/B note balances as of December 31, 2011 and 2010, are comprised of A note balances only.

Potential Problem Loans. Management has identified potential problem loans totaling $30.3 million as of December 31, 2011, compared to $30.8 million as of December 31, 2010. These loans have been internally classified as special mention or substandard, yet are not currently impaired or on nonaccrual status. Management has identified potential credit problems with these loans, which, in the future, may result in a borrower's noncompliance with current loan repayment terms. Management believes the allowance for loan losses is adequate to cover probable credit losses in the loan portfolio.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense. The allowance for loan losses represents management's best estimate of probable losses within the existing portfolio of loans. The allowance is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Bank's methodology for establishing the allowance for loan losses is based upon guidance from ASC Topic 310, *Receivables*, and ASC Topic 450, *Contingencies*. Accordingly, the methodology is based on historical loss experience, internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Bank's process for determining the appropriate level of the allowance for loan losses is designed to account for credit deterioration as it occurs. The provision for loan losses reflects not only the necessary increases in the allowance for loan losses related to newly identified classified loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools. See the notes to consolidated financial statements included in Item 8 on this Form 10-K for additional details about the Bank's methodology for estimating the appropriate level of the allowance for loan losses.

As of December 31, 2011, the allowance for loan losses was $6.8 million, a decrease of $102 thousand, or 1.5%, from December 31, 2010. The allowance for loan losses decreased slightly, because net charge-offs exceeded the provision for loan losses during 2011. The provision was lower than net charge-offs primarily due to a $16.1 million, or 5.7%, reduction in gross loans outstanding. While the allowance for loan losses decreased in 2011, the allowance as a percentage of gross loans outstanding increased slightly from 2.5% at December 31, 2010, to 2.6% at December 31, 2011.

The following table provides a summary of activity in the allowance for loan losses and an analysis of losses by loan type during each of the last five years:

	2011	2010	2009	2008	2007
			($ in thousands)		
Balance of allowance for loan losses, beginning of year	$ 6,918	$ 7,082	$ 4,737	$ 2,711	$ 2,586
Loan charge-offs:					
Real estate	(6,609)	(2,616)	(3,061)	(1,465)	(125)
Commercial and industrial	(315)	(433)	(2,038)	(361)	(34)
Consumer	(97)	(174)	(86)	(131)	(90)
Total charge-offs	(7,021)	(3,223)	(5,185)	(1,957)	(249)
Recoveries of previous loan losses:					
Real estate	26	65	13	21	17
Commercial and industrial	15	27	165	-	3
Consumer	4	17	5	7	2
Total recoveries	45	109	183	28	22
Net charge-offs	(6,976)	(3,114)	(5,002)	(1,929)	(227)
Provision for loan losses	6,874	2,950	7,347	3,955	352
Balance of allowance for loan losses, end of year	$ 6,816	$ 6,918	$ 7,082	$ 4,737	$ 2,711
Ratios at end of year:					
Net charge-offs to average gross loans	2.51%	1.01%	1.49%	0.61%	0.09%
Allowance for loan losses to gross loans	2.56%	2.45%	2.20%	1.39%	0.97%
Allowance for loan losses to nonperforming loans	70.46%	54.42%	60.65%	27.68%	495.61%

A majority of loan charge-offs in 2011 and 2010 were from real estate secured loans and commercial and industrial loans and are primarily attributable to the depressed real estate market and general economy. Charge-offs of real estate loans are detailed as follows for the years ended December 31:

	2011	2010
	($ in thousands)	
Commercial real estate	$ 2,546	$ 375
Construction and land development	3,282	1,652
Residential real estate	781	589
	$ 6,609	$ 2,616

One large real estate secured land development loan became impaired in 2011, and the Bank charged off $2.5 million of the loan balance. This charge-off accounted for 76.8% of total construction and land development loan charge-offs in 2011. The remaining real estate loan charge-offs of $4.1 million were related to twenty-five different borrowers. Total real estate loan charge-offs of $2.6 million in 2010 were related to twenty-six different borrowers.

The table below sets forth the allowance for loan losses by category of loan and summarizes the percentage of total loans in each category to total loans as of December 31:

	2011		2010		2009		2008		2007	
	Amount	Percent of Loans	Amount	Percent of Loans	Amount	Percent of Loans	Amount	Percent of Loans	Amount	Percent of Loans
					($ in thousands)					
Real estate:										
Commercial	$ 3,135	53.6%	$ 2,779	53.4%	$ 1,269	46.6%	$ 1,437	46.6%	$ 955	46.6%
Construction and land development	1,304	11.8%	1,341	14.2%	1,761	22.4%	1,293	22.4%	380	22.4%
Residential	1,274	12.1%	1,081	12.4%	604	10.3%	223	10.3%	77	10.3%
Commercial and industrial	751	20.0%	1,162	16.8%	2,660	17.4%	1,448	17.4%	950	17.4%
Consumer	140	2.5%	347	3.2%	133	3.3%	179	3.3%	272	3.3%
Unallocated	212	n/a	208	n/a	655	n/a	157	n/a	77	n/a
	$ 6,816	100.00%	$ 6,918	100.00%	$ 7,082	100.00%	$ 4,737	100.00%	$ 2,711	100.00%

Premises and Equipment

Premises and equipment, net, decreased from $17.3 million at December 31, 2010, to $16.4 million at December 31, 2011. The decrease is a result of depreciation and amortization of $1.2 million, which was partially offset by net fixed asset additions primarily consisting of technological enhancements to the teller platform system.

Deferred Tax Asset

At December 31, 2011, the Company had recorded a net deferred tax asset of $433 thousand, which compared to a net deferred tax asset of $871 thousand at December 31, 2010. The net deferred tax asset decreased during 2011 primarily as a result of an improvement in the fair value of available for sale securities.

The most significant component in the calculation of the net deferred tax asset relates to the provision for loan losses. For tax purposes and to simplify disclosure, loan losses can be expensed as they are incurred; for financial statement purposes, however, an expense is recorded in anticipation of future loan losses and funded to the allowance for loan losses. From inception and through the end of 2011, the Bank has expensed significantly more to the allowance for loan losses than the IRS allows as a deduction for tax purposes. The tax benefit that the Bank would realize if, in fact, actual losses were equal to the amount that it has expensed for financial statement purposes is $1.4 million. Offsetting that tax asset, the Company has recorded accelerated depreciation as permitted by the IRS and has thereby reduced the amount of taxes that it has had to pay. Over time, and assuming no changes to Company assets, financial statement depreciation and tax depreciation are expected to offset each other and the Company expects to pay the taxes that the IRS has previously allowed to be deferred; the Company has recognized the difference as a liability in the amount of $1.2 million. Other tax asset and tax liability balances are detailed in the notes to consolidated financial statements included in Item 8 of this Form 10-K.

During 2009, the Company recorded a valuation allowance of $742 thousand against a portion of its net deferred tax asset due to uncertainty about the Company's ability to generate future taxable income sufficient to realize the benefits of temporary deductible differences that could not have been realized through carry-backs to prior years or through the reversal of future temporary taxable differences. Due to ongoing weakness in the economy and its affect on credit quality, uncertainty remains about the extent to which a pattern of future taxable income will be established. Accordingly, the Company continued to maintain a valuation allowance of $742 thousand as of December 31, 2011.

Deposits

The Bank offers traditional deposit products that include noninterest bearing demand, money market, NOW, savings, and time deposit accounts. Deposits continue to be our primary source of funding and are predominantly provided by individuals and businesses within our primary market area.

Total deposits were $332.1 million at December 31, 2011, a decrease of $14.1 million, or 4.1%, from the year ended December 31, 2010 total of $346.2 million. The levels and mix of deposits are influenced by such factors as interest rates paid, service charges, customer service and the convenience of banking locations. Competition for deposits from other financial institutions in our market is strong, which affects the availability and pricing of deposits. The composition of deposits as of December 31, 2011 and 2010 is summarized in the following table:

	2011		2010	
	Amount	Percent	Amount	Percent
		($ in thousands)		
Noninterest bearing demand deposits	$ 64,982	19.6%	$ 69,145	20.0%
Interest bearing demand deposits:				
Money market	40,388	12.2%	39,148	11.3%
NOW accounts	69,818	21.0%	57,878	16.7%
Savings deposits	58,505	17.6%	47,142	13.6%
Time deposits	98,441	29.6%	132,924	38.4%
	$ 332,134	100.0%	$ 346,237	100.0%

Time deposits decreased $34.5 million, or 25.9%, during 2011. Included in time deposits are brokered time deposits, and time deposits obtained through a national listing service, which together decreased $18.7 million, or 42.2%, during the year. Management elected to not renew these time deposits at maturity, because the funds were not needed for loan growth. Other time deposits decreased $15.8 million, or 17.8%. This decrease reflects management's pricing decision to allow maturing higher priced retail time deposits to migrate off the balance sheet or into core deposit accounts at the Bank.

Core deposits, which exclude time deposits, are considered to be more stable and typically carry a lower cost of funds than time deposits. Core deposits increased $20.4 million, or 9.6%, during 2011 and represented 70.4% and 61.6% of total deposits as of December 31, 2011 and 2010, respectively. Included in core deposits are noninterest bearing demand deposits, which decreased $4.2 million, or 6.0%, and interest bearing demand deposits, which increased $24.5 million, or 17.0%.

Overall deposit growth continues to be positively impacted by general adverse economic conditions that have encouraged consumers to become more defensive by saving a greater percentage of their income, as well as spreading their deposit balances to multiple financial institutions to ensure their balances are insured by the FDIC.

The composition of average deposits and the average rates paid on such deposits are summarized for the periods indicated in the following table:

	2011		2010	
	Average Balance	Average Rate	Average Balance	Average Rate
	($ in thousands)			
Noninterest bearing demand deposits	$ 69,500	0.00%	$ 64,140	0.00%
Interest bearing demand deposits:				
Money market accounts	39,820	0.54%	32,180	0.95%
NOW accounts	60,403	1.72%	52,310	1.73%
Savings amounts	53,825	0.64%	45,064	0.92%
Time deposits	115,236	1.90%	150,038	2.65%
	$ 338,784	1.12%	$ 343,732	1.63%

Management strives to remain competitive on deposit rates while balancing the need to control the overall cost of deposits and to maintain adequate deposit levels. Compared to 2010, the Bank was successful in reducing the average cost of deposits by 51 basis points, or 31.3%, for the year ended December 31, 2011. The decrease in average cost of deposits during 2011 was primarily the result of decreases in interest rates offered on certain deposit products due to decreases in average market rates and decreases in renewal interest rates on maturing time deposits given the current low interest rate environment. Additionally, the relative proportion of higher-cost time deposits to total average interest bearing deposits decreased from 53.7% in 2010 to 42.8% in 2011.

The total value of time deposits with balances of $100 thousand or more was $52.6 million, representing 15.8% of the deposit portfolio as of December 31, 2011. The distribution of maturities for time deposits over $100 thousand as of December 31, 2011, is provided in the following table:

	Amount
	($ in thousands)
Less than 3 months	$ 10,355
3 months to 6 months	3,894
6 months to 1 year	10,423
Over 1 year	27,948
	$ 52,620

Borrowings

Borrowings provide an additional source of funding for the Company. At December 31, 2011 and 2010, borrowings and the related weighted average interest rate were as follows:

	December 31, 2011		December 31, 2010	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	($ in thousands)			
Securities sold under agreements to repurchase	$ -	0.00%	$ 135	0.00%
Federal Home Loan Bank advances	7,473	2.46%	3,771	3.43%
Junior subordinated debentures	5,155	2.26%	5,155	2.00%
Capital lease obligation	579	7.00%	592	7.00%
	$ 13,207		$ 9,653	

The $3.6 million increase in borrowings is primarily the result of an increase in FHLB advances, net of payments made during the year on FHLB advances and on the capital lease obligation. Additional information regarding the terms of borrowings is included in the notes to consolidated financial statements included in Item 8 of this Form 10-K. There were no short-term borrowings for which the average balance outstanding during 2011 or 2010 exceeded 30% of ending shareholders' equity.

Capital Resources

Capital reflects the value of the shareholders' investment in the Company. Capital can be increased through the retention of earnings and the sale of new stock, including the exercise of stock options, and can be decreased as a result of the payment of dividends, the repurchase of outstanding shares and operating losses. Stock dividends do not affect capital. Capital formation allows the Company to grow assets and provides flexibility in times of adversity.

Shareholders' equity was $36.4 million at December 31, 2011, compared with $35.7 million at December 31, 2010. The $712 thousand increase in shareholders' equity is attributable to a $1.9 million reduction in the amount of net unrealized loss on investment securities, offset by a net earnings deficit of $746 thousand and $572 thousand in accrued preferred stock dividends. During 2010, shareholders' equity increased $1.9 million as a result of $945 thousand in net earnings and a successful offering of the Company's common stock that raised $2.6 million. Shareholders' equity as a percent of total assets increased from 9.0% at December 31, 2010, to 9.4% at December 31, 2011.

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material adverse effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The following table provides the Company and the Bank's regulatory capital ratios:

	December 31,		Minimum Requirements for Capital Adequacy Purposes	Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	2011	2010		
Leverage:				
Company	10.3%	10.6%	4.0%	n/a
Bank	10.2%	10.1%	4.0%	5.0%
Tier 1 capital to risk-weighted assets:				
Company	12.4%	12.8%	4.0%	n/a
Bank	12.2%	12.4%	4.0%	6.0%
Total capital to risk-weighted assets:				
Company	13.6%	14.0%	8.0%	n/a
Bank	13.4%	13.6%	8.0%	10.0%

All of the capital ratios disclosed above for the Company and the Bank exceeded regulatory minimum capital requirements, and at December 31, 2011, the Bank was deemed to be "well capitalized," which is the FDIC's highest capital rating. Further information regarding actual and required capital ratios is provided in the notes to consolidated financial statements included in Item 8 of this Form 10-K.

In April 2010, the Bank agreed with the FDIC and the DFI that the Bank would, among other things, achieve and maintain a minimum leverage ratio of 10.0%. As of December 31, 2011, the Bank's leverage ratio was 10.2%. The Bank also agreed that it would obtain written approval from the FDIC prior to paying dividends or any other form of payment or distribution representing a reduction of Bank capital.

The Company also agreed with the Federal Reserve Bank that the Company would, among other things, support the Bank's compliance with the Bank's obligations to the FDIC and DFI by not receiving dividends or any other form of payment or distribution representing a reduction of capital from the Bank without the prior written approval of the Federal Reserve Bank. The Company further agreed that it would obtain written approval from the Federal Reserve Bank prior to the Company: (a) declaring or paying dividends, (b) making payments on trust preferred securities, or (c) making any other capital distributions.

In February 2009, the Company received $10.5 million in proceeds from the issuance and sale of 10,500 shares of Series A preferred stock and 525 shares of Series B preferred stock to the Treasury under the Capital Purchase Program. From these proceeds, the Company invested $7 million in the Bank, paid off a $2.9 million note payable, and retained the remainder for operating cash.

During 2011 and 2010, the Company received no cash dividends from the Bank. The Company's ability to service borrowings is generally dependent upon the availability of dividends from the Bank. The Bank's ability to pay dividends is limited by its earnings, financial condition, capital requirements, and capital distribution regulations.

The Company has the potential to secure additional capital through the capital markets. The availability and cost of such capital is partially dependent on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, as well as on our financial performance. There can be no assurance the Company will be able to raise additional capital if needed or on terms acceptable to us.

Historically, the Board of Directors has scheduled its dividend considerations so that annual cash dividends on its common stock, when and if declared by the Company, would be paid in mid-June of each year. The Company paid its first common stock cash dividend in 2003, in the amount of $0.10 per share. In each of the subsequent five years, the Board of Directors increased the amount of the cash dividend paid per common share by $0.02. The Company declared no dividends in 2011 or 2010, and the ability of the Company to declare or pay dividends or distributions on, or purchase, redeem or otherwise acquire for consideration, shares of its common stock will be subject to various restrictions as a result of its participation in the Capital Purchase Program. These restrictions include a requirement to receive prior consent from Treasury for any increase, during the three year period from February 13, 2009, in the payment of dividends by the Company that would exceed the last annual cash dividend of $0.20 per share. Prior consent of Treasury will also be required after February 13, 2012 until February 13, 2019 for any annual increase of 3% or more in aggregate common dividends per share. From and after February 13, 2019, the Company will be prohibited from paying any common dividends or repurchasing any equity securities or trust preferred securities until all of the preferred stock held by Treasury has been redeemed in whole or Treasury has transferred all of the preferred stock to third parties. The Board of Directors intends to continue evaluating whether to resume the payment of dividends to common shareholders as growth and earnings permit.

Off-Balance Sheet Arrangements and Commitments

In the normal course of operations, the Company engages in a variety of financial transactions that, in accordance with accounting principles generally accepted in the United States of America, are not recorded in our consolidated financial statements. These transactions consist primarily of commitments to extend credit and other contractual obligations.

Credit Commitments

Commitments to extend credit are legally binding agreements to lend to a customer at predetermined interest rates as long as there is no violation of any condition established in the contract. These loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments under lines of credit generally have variable interest rates. Loan commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. Standby letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities. Standby letters of credit often expire without being used. The Bank uses the same credit underwriting procedures for commitments to extend credit and standby letters of credit as it does for other credit products. The exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

At December 31, 2011, the Bank had issued commitments to extend credit of $74.1 million and standby letters of credit of $1.4 million. The following table sets forth the length of time until maturity for credit commitments at December 31, 2011:

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
			($ in thousands)		
Unused commitments to extend credit	$ 61,757	$ 3,210	$ 2,181	$ 6,981	$ 74,129
Standby letters of credit	1,162	255	-	-	1,417
	$ 62,919	$ 3,465	$ 2,181	$ 6,981	$ 75,546

Contractual Obligations

The table below presents, as of December 31, 2011, the Company's significant fixed and determinable contractual obligations, within the categories described below, by payment date. With the exception of operating lease obligations, these contractual obligations are included in the consolidated statements of financial condition. Payment amounts represent the amounts contractually due to the recipient but do not include interest.

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
			($ in thousands)		
Time deposits	$ 51,995	$ 27,028	$ 19,418	$ -	$ 98,441
FHLB advances	1,775	2,610	2,058	1,030	7,473
Junior subordinated debentures	-	-	-	5,155	5,155
Operating lease obligations	543	1,126	1,190	2,131	4,990
Salary continuation agreements (1)	248	138	231	686	1,303
Spokane Public Facilities District (2)	150	300	150	-	600
Capital lease obligation	14	31	37	497	579
	$ 54,725	$ 31,233	$ 23,084	$ 9,499	$ 118,541

(1) Amounts represent total future potential payouts assuming all current participants become fully vested.
(2) Contract for naming rights to the INB Performing Arts Center.

Liquidity

Liquidity management involves the ability to meet current and future cash flow requirements arising from fluctuations in deposit levels and demands of daily operations, which include funding of securities purchases, providing for customers' credit needs, and ongoing repayment of borrowings.

The Bank's primary sources of liquidity are derived from financing activities, which include the acceptance of customer, and to a lesser extent, broker deposits, federal funds facilities, and advances from the Federal Home Loan Bank. These funding sources are augmented by payments of principal and interest on loans and securities, the stability of our core deposits, and the ability to sell investment securities. Primary uses of funds include withdrawal of and interest payments on deposits, originations and purchases of loans, purchases of investment securities, capital expenditures, and payment of operating expenses. Due to the negative impact of the current economic environment and slow economic recovery, expanding the loan portfolio or finding adequate investments to utilize some of our excess liquidity has proven difficult.

As a means of augmenting our liquidity, the Bank has established access to various borrowing arrangements. At December 31, 2011, the Bank's available borrowing capacity includes approximately $15.0 million in federal funds lines with various correspondent banks and $45.0 million in unused FHLB advances. Additional information regarding the terms of borrowings is included in the notes to consolidated financial statements included in Item 8 of this Form 10-K.

The liquidity of the Company, separate from the Bank, has historically been dependent on the payment of cash dividends from the Bank, subject to limitations imposed by regulations. In addition to its operating expenses, the Company is responsible for the payment of any dividends that may be declared for its shareholders and interest and principal on outstanding debt. The Company has deferred interest payments on its junior subordinated debentures. During the period the junior subordinated debenture payments are deferred, the Company is prohibited under the indentures from declaring or paying dividends on its capital stock. During the years ended December 31, 2011 and 2010, the Company did not receive any dividends from the Bank.

The Company's liquidity position is actively managed on a daily basis and reviewed periodically by management and the Board of Directors. This process is intended to ensure the maintenance of sufficient funds to meet our needs, including adequate cash flow for off-balance sheet commitments. Management is not aware of any undisclosed information that is reasonably likely to have a material adverse effect on the Company's liquidity position.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data included in Item 8 of this annual report on Form 10-K have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the Company's operations is reflected in increased operating costs. Unlike most industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a greater impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Recent Accounting Pronouncements

See the notes to consolidated financial statements included in Item 8 of this Form 10-K for discussion of recent accounting pronouncements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Not applicable because the Company is a smaller reporting company.

Item 8. *Financial Statements and Supplementary Data.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Northwest Bancorporation, Inc.
Spokane, Washington

We have audited the accompanying consolidated statements of financial condition of Northwest Bancorporation, Inc. and its subsidiaries, as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northwest Bancorporation, Inc. and its subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Spokane, Washington
February 29, 2012

NORTHWEST BANCORPORATION, INC.

Consolidated Statements of Financial Condition

	December 31,	
	2011	2010
ASSETS		
Cash and due from banks	$ 13,510,519	$ 10,812,519
Federal funds sold and other interest bearing deposits	13,774,264	5,028,177
Securities available for sale, at fair value	66,250,141	69,730,275
Federal Home Loan Bank stock, at cost	1,261,000	1,261,000
Loans receivable, net of allowance for loan losses of $6,816,391 and $6,918,479	258,586,232	274,415,772
Loans held for sale	2,727,644	2,370,651
Premises and equipment, net	16,432,227	17,316,271
Accrued interest receivable	1,456,321	1,507,035
Foreclosed real estate	4,458,975	3,962,580
Bank owned life insurance	3,915,776	3,792,109
Other assets	3,359,881	4,378,231
TOTAL ASSETS	$ 385,732,980	$ 394,574,620
LIABILITIES		
Deposits	$ 332,133,821	$ 346,236,625
Securities sold under agreements to repurchase	-	135,254
Accrued interest payable	507,312	463,894
Borrowed funds	13,206,779	9,517,593
Other liabilities	3,485,924	2,534,393
Total liabilities	349,333,836	358,887,759
SHAREHOLDERS' EQUITY		
Preferred stock - Series A Cumulative Perpetual; $1,000 par value; $1,000 liquidation value; 10,500 shares authorized and issued	10,248,819	10,130,616
Preferred stock - Series B Cumulative Perpetual; $0.01 par value; $1,000 liquidation value; 525 shares authorized and issued	553,056	566,259
Common stock, no par value, authorized 5,000,000 shares; issued and outstanding 3,084,548 and 3,076,848 shares	25,984,339	25,896,090
Accumulated deficit	(1,598,902)	(175,404)
Accumulated other comprehensive income (loss)	1,211,832	(730,700)
Total shareholders' equity	36,399,144	35,686,861
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 385,732,980	$ 394,574,620

See accompanying notes.

NORTHWEST BANCORPORATION, INC.
Consolidated Statements of Operations

	Year Ended December 31,	
	2011	2010
Interest income:		
Loans, including fees	$ 17,071,350	$ 19,293,914
Investment securities	2,281,862	1,480,367
Federal funds sold and interest bearing deposits	17,316	28,218
Total interest income	19,370,528	20,802,499
Interest expense:		
Deposits	3,780,573	5,604,695
Borrowed funds	342,798	559,775
Total interest expense	4,123,371	6,164,470
Net interest income	15,247,157	14,638,029
Provision for loan losses	6,874,000	2,950,000
Net interest income after provision for loan losses	8,373,157	11,688,029
Noninterest income:		
Service charges on deposits	1,488,830	1,436,029
Gains from sale of loans, net	896,812	985,605
Gain on investment securities, net	263,832	375,222
Other noninterest income	1,403,097	1,235,191
Total noninterest income	4,052,571	4,032,047
Noninterest expense:		
Salaries and employee benefits	6,478,021	6,336,113
Occupancy and equipment	1,326,737	1,253,659
Depreciation and amortization	1,200,804	1,164,492
Advertising and promotion	302,973	276,960
Loss on foreclosed real estate and other property owned, net	355,097	1,498,732
FDIC assessments	580,123	823,710
Other noninterest expense	3,721,035	3,201,015
Total noninterest expense	13,964,790	14,554,681
(Loss) income before income taxes	(1,539,062)	1,165,395
Income tax (benefit) expense	(792,814)	220,686
NET (LOSS) INCOME	$ (746,248)	$ 944,709
Preferred stock dividends and discount accretion, net	677,250	677,250
Net (loss) income applicable to common shares	$ (1,423,498)	$ 267,459
(Loss) earnings per common share - basic	$ (0.46)	$ 0.10
(Loss) earnings per common share - diluted	$ (0.46)	$ 0.10
Weighted average common shares outstanding - basic	3,080,229	2,704,107
Weighted average common shares outstanding - diluted	3,080,229	2,739,685

See accompanying notes.

NORTHWEST BANCORPORATION, INC.

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,	
	2011	2010
Net (loss) income	$ (746,248)	$ 944,709
Other comprehensive income (loss), net of tax:		
Unrealized gains (losses) on securities	1,768,4035	(1,366,373)
Less reclassification adjustment for gains included in net income	174,129	247,647
Other comprehensive income (loss)	1,942,532	(1,118,726)
COMPREHENSIVE INCOME (LOSS)	$ 1,196,284	$ (174,017)

See accompanying notes.

NORTHWEST BANCORPORATION, INC.

Consolidated Statements of Changes in Shareholders' Equity

	Preferred Stock	Common Stock		Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
		Shares	Amount			
Balance, December 31, 2009	$ 10,591,875	2,380,793	$ 23,269,304	$ (442,863)	$ 388,026	$ 33,806,342
Net income	-	-	-	944,709	-	944,709
Stock issued to directors	-	4,900	21,756	-	-	21,756
Issuance of common stock, net of issuance costs of $162,218	-	686,805	2,585,002	-	-	2,585,002
Dividends on preferred stock	-	-	-	(572,250)	-	(572,250)
Accretion of preferred stock discount, net	105,000	-	-	(105,000)	-	-
Equity-based compensation expense	-	-	34,390	-	-	34,390
Tax effect of vested stock awards	-	4,350	(14,362)	-	-	(14,362)
Net change in unrealized gain on securities available for sale, net of tax	-	-	-	-	(1,118,726)	(1,118,726)
Balance, December 31, 2010	10,696,875	3,076,848	25,896,090	(175,404)	(730,700)	35,686,861
Net loss	-	-	-	(746,248)	-	(746,248)
Stock issued to directors	-	7,700	33,187	-	-	33,187
Dividends on preferred stock	-	-	-	(572,250)	-	(572,250)
Accretion of preferred stock discount, net	105,000	-	-	(105,000)	-	-
Equity-based compensation expense	-	-	55,062	-	-	55,062
Net change in unrealized gain on securities available for sale, net of tax	-	-	-	-	1,942,532	1,942,532
Balance, December 31, 2011	$ 10,801,875	3,084,548	$ 25,984,339	$ (1,598,902)	$ 1,211,832	$ 36,399,144

See accompanying notes.

NORTHWEST BANCORPORATION, INC.

Consolidated Statements of Cash Flows

	Year Ended December 31,	
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (746,248)	$ 944,709
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Amortization of securities premiums and discounts, net	523,261	96,414
Gain on sale or call of securities, net	(263,832)	(375,222)
Accretion of net deferred loan fees	(248,398)	(89,912)
Provision for loan losses	6,874,000	2,950,000
Origination of loans held for sale	(42,548,727)	(48,353,972)
Proceeds from sales of loans held for sale	43,088,546	50,080,393
Gain on sale of loans held for sale	(896,812)	(985,605)
Depreciation and amortization	1,200,804	1,164,492
Loss on disposal of premises and equipment	5,416	12,157
Provision for losses on foreclosed real estate and other property owned	746,402	1,660,500
Gain on sale of foreclosed real estate and other property owned, net	(391,305)	(161,768)
Increase in cash surrender value of bank owned life insurance	(123,667)	(121,924)
Decrease (increase) in deferred income taxes, net	563,192	(3,351)
Equity-based compensation expense	55,062	34,390
Tax effect of equity-based compensation	-	19,731
Issuance of common stock under directors' compensation plan	33,187	21,756
Change in assets and liabilities:		
Accrued interest receivable	50,714	(39,638)
Other assets	(545,540)	1,273,798
Accrued interest payable	43,418	(194,147)
Other liabilities	379,282	(199,943)
Net cash provided by operating activities	7,798,755	7,732,858
CASH FLOWS FROM INVESTING ACTIVITIES		
Securities available for sale:		
Purchases	(30,550,931)	(77,183,479)
Proceeds from maturities, calls and principal payments	28,324,350	24,377,926
Proceeds from sales	8,390,515	6,528,670
Proceeds from sale of equity investment	-	188,748
Net decrease in loans	6,595,459	32,294,104
Purchases of premises and equipment	(422,376)	(595,507)
Proceeds from sale of premises and equipment	200	425
Proceeds from sale of foreclosed real estate	1,856,988	2,993,405
Net cash provided (used) by investing activities	14,194,204	(11,395,708)

NORTHWEST BANCORPORATION, INC.

Consolidated Statements of Cash Flows

	Year Ended December 31,	
	2011	2010
CASH FLOWS FROM FINANCING ACTIVITIES		
Net (decrease) increase in deposits	$ (14,102,804)	$ 8,459,959
Net decrease in securities sold under agreements to repurchase	(135,254)	(155,633)
Proceeds from borrowed funds	7,000,000	-
Repayment of borrowed funds	(3,310,814)	(9,413,335)
Proceeds from issuance of common stock, net	-	2,585,002
Tax effect of equity-based compensation	-	(19,731)
Dividends paid on preferred stock	-	(71,530)
Net cash (used) provided by financing activities	(10,548,872)	1,384,732
NET CHANGE IN CASH AND CASH EQUIVALENTS	11,444,087	(2,278,118)
Cash and cash equivalents, beginning of year	15,840,696	18,118,814
Cash and cash equivalents, end of year	$ 27,284,783	$ 15,840,696
SUPPLEMENTAL DISCLOSURES:		
Cash paid during the year for:		
Interest	$ 4,079,953	$ 6,358,617
Income taxes	329,298	925,817
Noncash investing and financing activities:		
Net change in unrealized gain on securities available for sale	1,942,532	(1,118,726)
Acquisition of real estate in settlement of loans	2,842,257	4,681,951
Foreclosed real estate financed in-house	233,777	98,928
Preferred stock dividend accrued but not paid	572,250	500,720

See accompanying notes.

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation and Consolidation:
The consolidated financial statements include the accounts of Northwest Bancorporation, Inc. (the "Company"), its wholly-owned subsidiary, Inland Northwest Bank (the "Bank"), and the Bank's wholly-owned subsidiary, Northwest Property LLC. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Nature of business:
The Bank is a state-chartered commercial bank under the laws of the state of Washington, and provides banking services primarily in eastern Washington and northern Idaho. The Bank is subject to competition from other financial institutions, as well as nonfinancial intermediaries. The Company and the Bank are also subject to the regulations of certain federal and state agencies and undergo periodic examinations by those regulatory agencies.

Segment reporting:
The Company has not established any independent business activity apart from acting as the parent company of the Bank. The Company and the Bank are managed as a single entity and not by departments or lines of business. Based on management's analysis, no department or line of business meets the criteria established in Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 280, Segment Reporting, for reporting of selected information about operating segments.

Use of estimates:
In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of certain assets and liabilities as of the date of the consolidated statements of financial condition and certain revenues and expenses for the period. Actual results could differ, either positively or negatively, from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and other property owned, deferred taxes, stock options, and fair value measurements.

Management believes that the allowance for loan losses is adequate. While management uses currently available information to recognize losses on loans, future changes to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Real estate acquired in connection with foreclosures or in satisfaction of a loan is recorded at the lower of the recorded investment in the loan prior to foreclosure or the fair market value of the property less expected selling costs. The Bank periodically reevaluates the value of the property and records a valuation allowance against the asset when it is determined to have decreased in value. Valuation allowances on foreclosed real estate are based on information related to the property received during the period, including updated appraisals of the underlying properties, or upon management's authorization to reduce the selling price of a property.

The Company has recorded a valuation allowance against its deferred tax assets, net of deferred tax liabilities, because management believes it is more likely than not that, as of December 31, 2011, the net deferred tax assets will not be realized in future years in their entirety. If future taxable income is sufficient to realize the benefits of temporary deductible differences, the valuation allowance will be reversed.

Consistent with the provisions of ASC Topic 718, *Stock Compensation*, the Company recognizes expense for the grant-date fair value of stock options and restricted stock awards issued to employees over the employees' requisite service period (generally the vesting period). The requisite service period may be subject to performance conditions. The fair value of each stock option is estimated as of the grant date using the Black-Scholes option-pricing model. The fair value of each restricted stock award is estimated as of the grant date by calculating the average of the most recent trade prices of the Company's stock. The management assumptions used at the time of grant impact the fair value of each stock-based award, and ultimately, the expense that will be recognized over the life of the award.

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. In general, fair values determined by Level 1 inputs use quoted prices for identical assets or liabilities traded in active markets that the Company has the ability to access. Fair values determined by Level 2 inputs use inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Cash and cash equivalents:
For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the consolidated statements of financial condition caption "cash and due from banks" and "federal funds sold and other interest bearing deposits," which have an original maturity of three months or less. Cash and cash equivalents on deposit with other financial institutions periodically exceed the federal insurance limit. The Bank is required to maintain a reserve balance with the Federal Reserve Bank, or maintain such reserve in cash on hand. Cash balances on hand were sufficient to meet the required reserves at December 31, 2011 and 2010.

Securities available for sale:
Securities available for sale are those securities not classified as securities held to maturity or trading securities. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in accumulated other comprehensive income. Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

Premiums and discounts are recognized in interest income using the methodology that is most appropriate for each type of security. For agency, municipal and corporate bonds, the constant yield method is used. For collateralized mortgage obligations ("CMOs"), the amortization/accretion is a two-step process. The first step decreases the bond's premium or discount with respect to the percentage of the current principal paydown. The second step is based on a calculated final amortization/accretion date. These dates are reviewed monthly using constant prepayment rates ("CPRs") and take into consideration call features and end-of-payment dates as they relate to the current period. For mortgage-backed securities and SBA guaranteed loan pools, the amortization/accretion is a two-step process. The first step is consistent with the methodology used for CMOs. The second step is computed using the rolling three-month historical CPR and the periodic discounted cash flow yield. Prepayment trends are monitored to determine if a change is needed.

Federal Home Loan Bank stock:
Federal Home Loan Bank ("FHLB") stock represents the Bank's investment in the Federal Home Loan Bank of Seattle. FHLB stock is carried at par value, which reasonably approximates its fair value.

Other-than-temporary impairment:
Management reviews investment securities on an ongoing basis for the presence of other-than-temporary impairment ("OTTI"), taking into consideration current market conditions, fair value in relationship to cost, extent and nature of the change in fair value, issuer rating changes and trends, whether we intend to sell a security or if it is likely that we will be required to sell the security before recovery of the amortized cost basis of the investment, which may be at maturity, and other factors. The evaluation includes a consideration of the risk profile specific to each class of security; for example, the contractual terms of U.S. government agency securities do not permit the issuer to settle the securities at a price less than par. The Bank's securities portfolio does not include any private label mortgage backed securities or investments in trust preferred securities.

For debt securities, if we intend to sell the security or it is likely that we will be required to sell the security before recovering its cost basis, the entire impairment loss would be recognized in earnings as an OTTI. If we do not intend to sell the security and it is not likely that we will be required to sell the security but we do not expect to recover the entire amortized cost basis of the security, only the portion of the impairment loss representing credit losses would be recognized in earnings. The credit loss on a security is measured as the difference between the amortized cost basis and the present value of the cash flows expected to be collected. Projected cash flows are discounted by the original or current effective interest rate depending on the nature of the security being measured for potential OTTI. The remaining impairment related to all other factors, the difference between the present value of the cash flows expected to be collected and fair value, is recognized as a charge to other comprehensive income ("OCI"). Impairment losses related to all other factors are presented as separate categories within OCI. For investment securities held to maturity, this amount is accreted over the remaining life of the debt security prospectively based on the amount and timing of future estimated cash flows. The accretion of the OTTI amount recorded in OCI will increase the carrying value of the investment, and would not affect earnings. If there is an indication of additional credit losses, the security is re-evaluated in accordance with the procedures described above.

Loans held for sale:
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses, if any, are recognized in a valuation allowance by charges to income. Gains or losses on the sale of such loans are based on the specific identification method.

Loans:
The Bank grants real estate mortgage, commercial and consumer loans to its customers. A substantial portion of the loan portfolio is represented by loans throughout eastern Washington and northern Idaho. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are generally reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the effective interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is both well secured and in process of collection. Management may also discontinue accrual of interest if management feels the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Generally, any cash payments are applied as a reduction of principal outstanding. In cases where the future collectibility of the principal balance in full is expected, interest income may be recognized on a cash basis only to the extent cash payments are received, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans are reported as restructured when the Bank grants a concession(s) to a borrower experiencing financial difficulties that it would not otherwise consider. Examples of such concessions include forgiveness of principal or accrued interest, extending the maturity date or providing a lower interest rate than would be normally available for a transaction of similar risk. As a result of these concessions, restructured loans are considered impaired since the Bank will not collect all of the principal and interest due in accordance with the terms of the original loan agreement.

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under credit card arrangements and standby letters of credit. Such financial instruments are recorded when they are funded.

Purchased loans:
The Bank occasionally purchases individual loans from other institutions. Purchased loans are recorded at their estimated fair value on the purchase date and are accounted for prospectively based on expected cash flows. No allowance for loan losses is recorded on purchased loans at the acquisition date. Expected future cash flows in excess of the fair value of loans at the purchase date (the "accretable yield") are recorded as interest income over the life of the loans if the timing and amount of the future cash flows can be reasonably estimated. The non-accretable yield represents estimated losses in the portfolio and is equal to the difference between contractually required payments and the cash flows expected to be collected at acquisition. Subsequent to the purchase date, increases in cash flows for purchased loans over those expected at the purchase date that can be reasonably estimated are recognized as interest income prospectively. The present value of any decreases in expected cash flows after the purchase date is recognized by recording a charge-off through the allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses.

Allowance for loan losses:
As loan losses are estimated to have occurred, the allowance for loan losses is established by recording a provision for loan losses against earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect borrowers' abilities to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments, principal, or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Foreclosed real estate:
Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lower of cost or fair value at the date of foreclosure, less costs to sell, which establishes a new carrying value. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of carrying amount or fair value less selling cost. An allowance for impairment losses is used for declines in estimated fair value, and the corresponding expense is netted with gains on sales of foreclosed real estate and included in the consolidated statements of operations under the caption "Loss on foreclosed real estate and other property owned." Any improvements that increase the sales value of the property are capitalized.

Premises and equipment:
Buildings, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization over estimated useful lives or the related lease terms of the assets, which range from 3 to 39 years. Land is carried at cost. Depreciation and amortization expense is calculated using the straight-line method for financial statement purposes. Normal costs of maintenance and repairs are charged to expense as incurred.

Bank owned life insurance:
The carrying amount of bank owned life insurance approximates its fair value. Fair value of bank owned life insurance is estimated using the cash surrender value, net of surrender charges.

Valuation of long-lived assets:
The Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews assets for impairment whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable. In accordance with FASB ASC 360-10-45, *Impairment or Disposal of Long-Lived Assets*, impaired assets are reported at the lower of cost or fair value. A land investment was considered impaired and was written down by $200,000 in 2010 and an additional $100,000 in 2011; the carrying value of the land was $615,989 as of December 31, 2011.

Stock-based compensation:
At December 31, 2011, the Company had in effect several stock-based employee compensation plans, including Directors, which are described more fully in Note 14. The Company applies the fair value recognition provision of FASB ASC 718, *Stock Compensation*, to its stock-based employee compensation.

Income taxes:
Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings (loss) per share:
Earnings (loss) per share represents income (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potentially dilutive common shares that may be issued by the Company relate to stock options and unvested restricted stock for all periods presented. In accordance with FASB ASC 260, *Earnings per Share*, there is no dilutive effect when the Company reports a net loss.

Comprehensive income (loss):
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income (loss). However, certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are components of comprehensive income (loss) and are reported in a separate statement following the statements of operations, along with net income (loss).

Reclassifications:
Certain reclassifications have been made to prior periods' consolidated financial statements to conform to the current period's presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.

Advertising costs:
Advertising costs are charged to operations when incurred. Advertising expense for the years ended December 31, 2011 and 2010 was $53,370 and $51,685, respectively.

Subsequent events:
The Company has evaluated events and transactions for potential recognition or disclosure through the day the financial statements were issued.

New accounting pronouncements:
ASU No. 2011-02 Receivables (Topic 310) – A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that the restructuring constitutes a concession, and the debtor is experiencing financial difficulties. The amendments to Topic 310 clarify the guidance on a creditor's evaluation of whether it has granted a concession as follows: (1) if a debtor does not otherwise have access to funds at a market rate for debt with similar risk characteristics as the restructured debt, the restructuring would be considered to be at a below market rate, which may indicate that the creditor has granted a concession; (2) a temporary or permanent increase in the contractual interest rate as a result of a restructuring does not preclude the restructuring from being considered a concession, because the new contractual interest rate on the restructured debt could still be below the market interest rate for new debt with similar risk characteristics. In both of these situations, a creditor should consider all aspects of the restructuring in

determining whether it has granted a concession. If a creditor determines that it has granted a concession, the creditor must make a separate assessment about whether the debtor is experiencing financial difficulties to determine whether the restructuring constitutes a troubled debt restructuring. Additionally, ASU 2011-02 clarifies that a restructuring that results in a delay in payment that is insignificant is not a concession. However, an entity should consider various factors in assessing whether a restructuring resulting in a delay in payment is insignificant. ASU No. 2011-02 also clarifies the guidance on a creditor's evaluation of whether a debtor is experiencing financial difficulties. A creditor may conclude that a debtor is experiencing financial difficulties even though the debtor is not currently in payment default. A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt in the foreseeable future without the modification. In addition, ASU No. 2011-02 clarifies that a creditor is precluded from using the effective interest rate test in the debtor's guidance on restructuring of payables when evaluating whether a restructuring constitutes a troubled debt restructuring. ASU No. 2011-02 was effective for the third quarter of 2011 and was applied retrospectively to the entire year. No receivables were considered to be newly impaired upon the adoption of this amendment.

ASU No. 2011-03, Transfers and Servicing (Topic 860) – Reconsideration of Effective Control for Repurchase Agreements. In a typical repurchase transaction, an entity transfers financial assets to a counterparty in exchange for cash with an agreement for the counterparty to return the same or equivalent financial assets for a fixed price in the future. This ASU prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. That determination is based, in part, on whether the entity has maintained effective control over the transferred financial assets. One of the relevant considerations for assessing effective control is the transferor's ability to repurchase or redeem financial assets before maturity. Under this criterion, an entity must consider whether there is an exchange of collateral in sufficient amount so as to reasonably assure the arrangement's completion on substantially the agreed terms, even in the event of the transferee's default. That is, in order for the transferor to assert that it maintained effective control over the transferred assets, the transferor must have the ability to repurchase the same or substantially the same assets. The FASB determined that the criterion pertaining to an exchange of collateral should not be a determining factor in assessing effective control; the assessment of effective control should focus on a transferor's contractual rights and obligations with respect to transferred financial assets, not on whether the transferor has the practical ability to perform in accordance with those rights or obligations. The FASB also concluded that the remaining criteria are sufficient to determine effective control. Consequently, the amendments remove the transferor's ability criterion from the consideration of effective control for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity. The provisions of this ASU are effective beginning in the first quarter of 2012 and will be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. This ASU is not expected to have a significant impact on the Company's consolidated financial statements.

ASU No. 2011-04, Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this ASU result in common fair value measurement and disclosure requirements between GAAP and International Financial Reporting Standards ("IFRS"). Consequently, the amendments change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendments in this ASU to result in a change in the application of the requirements in Topic 820. Some of the amendments clarify the FASB's intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this ASU explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The provisions of this ASU are effective beginning in the first quarter of 2012 and will be applied prospectively. This ASU is not expected to have a significant impact on the Company's consolidated financial statements.

ASU No. 2011-05, Comprehensive Income (Topic 220) – Presentation of Comprehensive Income. Current GAAP provides three alternatives for presenting other comprehensive income and its components in financial statements. One of those presentation options is to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This ASU eliminates that option and also requires consecutive presentation of the statement of operations and other comprehensive income. Finally, this ASU also requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income, rather than presenting other comprehensive income in a footnote. The Company's presentation of consolidated comprehensive income (loss) changed in order to comply with the provisions of this ASU.

Note 2 - Investments in Securities

Securities held by the Bank have been classified in the consolidated statements of financial condition according to management's intent, and all securities were classified as available for sale at December 31, 2011 and 2010. The amortized cost of securities and their approximate fair values at December 31, 2011 and 2010, were as follows:

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agency securities	$ 6,735,317	$ 66,567	$ -	$ 6,801,884
State and municipal securities	23,528,818	1,526,245	(578)	25,054,485
Corporate debt obligations	11,909,305	119,796	(278,412)	11,750,689
SBA guaranteed loan pools	8,755,492	194,412	(297)	8,949,607
Mortgage backed securities	4,284,155	115,305	(2,066)	4,397,394
Collateralized mortgage obligations	9,200,945	146,262	(51,125)	9,296,082
	$ 64,414,032	$ 2,168,587	$ (332,478)	$ 66,250,141

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agency securities	$ 30,786,951	$ 16,310	$ (679,433)	$ 30,123,828
State and municipal securities	23,331,911	343,082	(675,487)	22,999,506
Corporate debt obligations	11,060,311	39,982	(302,297)	10,797,996
SBA guaranteed loan pools	3,242,484	135,357	-	3,377,841
Mortgage backed securities	2,146,264	46,833	(27,985)	2,165,112
Collateralized mortgage obligations	269,472	-	(3,480)	265,992
	$ 70,837,393	$ 581,564	$ (1,688,682)	$ 69,730,275

The following tables show the investments' gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2011					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and municipal securities	-	-	258,948	578	258,948	578
Corporate debt obligations	3,018,015	103,618	3,622,088	174,794	6,640,103	278,412
SBA participation certificates	1,078,559	297	-	-	1,078,559	297
Mortgage backed securities	1,085,285	2,066	-	-	1,085,285	2,066
Collateralized mortgage obligations	3,883,101	50,715	266,707	410	4,149,808	51,125
	$ 9,064,960	$ 156,696	$ 4,147,743	$ 175,782	$ 13,212,703	$ 332,478

	December 31, 2010					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agency securities	$ 22,098,021	$ 679,433	$ -	$ -	$ 22,098,021	$ 679,433
State and municipal securities	13,313,056	624,859	877,853	50,628	14,190,909	675,487
Corporate debt obligations	9,223,504	302,297	-	-	9,223,504	302,297
Mortgage backed securities	1,727,907	27,985	-	-	1,727,907	27,985
Collateralized mortgage obligations	265,992	3,480	-	-	265,992	3,480
	$ 46,628,480	$ 1,638,054	$ 877,853	$ 50,628	$ 47,506,333	$ 1,688,682

Management has evaluated the above securities and does not believe that any individual unrealized loss as of December 31, 2011 and 2010, represents an other-than-temporary impairment ("OTTI"). The decline in fair market value of these securities was generally due to changes in market interest rates or the widening of market spreads since purchase and was not related to any known decline in the creditworthiness of the issuer. Management does not intend to sell any impaired securities nor does available evidence suggest it is more likely than not that management will be required to sell any impaired securities. Management believes there is a high probability of collecting all contractual amounts due, because the majority of the securities in the Bank's investment portfolio are backed by government agencies or government-sponsored enterprises. However, a recovery in value may not occur for some time, if at all, and may be delayed for greater than the one-year time horizon or perhaps even until maturity.

The following table sets forth the contractual maturity distribution, excluding periodic principal payments, of securities available for sale based on amortized cost at December 31, 2011. Actual maturities will differ from contractual maturities, because issuers may have the right to call or prepay obligations.

	Amortized Cost	Fair Value
Due in one year or less	$ 556,384	$ 569,837
Due from one year to five years	13,596,966	13,864,588
Due from five to ten years	18,370,686	19,103,866
Due after ten years	31,889,996	32,711,850
	$ 64,414,032	$ 66,250,141

At December 31, 2011 and 2010, securities with an amortized cost of $6,027,137 and $11,244,935, respectively, were pledged to secure public deposits, repurchase agreements, and for other purposes as required or permitted by law. The market value for these securities was $6,138,950 and $11,002,463 at December 31, 2011 and 2010, respectively.

Thirteen securities were sold during the year ended December 31, 2011, resulting in gross gains of $299,491 and gross losses of $33,409. Eleven securities were sold during the year ended December 31, 2010, resulting in gross gains of $443,050 and gross losses of $61,252.

When a security is called by the issuer prior to maturity, any remaining premium or discount is reported in noninterest income as a gain or loss. During the year ended December 31, 2011, two securities were called prior to maturity, resulting in a net loss of $2,250. During the year ended December 31, 2010, one security was called prior to maturity, resulting in a loss of $6,576.

Note 3 - Federal Home Loan Bank Stock

At December 31, 2011 and 2010, the Bank owned $1,261,000 of stock of the Federal Home Loan Bank of Seattle. FHLB stock has a par value of $100 per share, is carried at cost, and is subject to impairment testing in accordance with ASC 320-10-35. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets, or FHLB advances. At December 31, 2011, the Bank's minimum required investment in FHLB stock was $331,600. The Bank may request redemption at par value of any stock in excess of the minimum required investment. Stock redemptions are at the discretion of the FHLB.

The FHLB has a risk-based capital deficiency under the regulations of the Federal Housing Finance Agency ("FHFA"), its primary regulator, and therefore has suspended future dividends and the repurchase and redemption of outstanding capital stock. Management's determination of whether this investment is impaired is based on its assessment of the ultimate recoverability of cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of cost is influenced by criteria such as (1) the significance of any decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (3) the impact of legislative and regulatory changes on institutions and, accordingly, the customer base of the FHLB, and (4) the liquidity position of the FHLB. The FHLB has communicated that it believes the calculation of risk-based capital under the current rules of the FHFA significantly overstates the market risk of the FHLB's private label mortgage backed securities in the current market environment and that it has enough capital to cover the risks reflected in the FHLB's balance sheet. As a result of these considerations, an OTTI has not been recorded for the Bank's investment in FHLB stock. However, continued deterioration in the FHLB's financial position may result in impairment in the value of those securities. Management will continue to monitor the financial condition of the FHLB as it relates to, among other things, the recoverability of the Bank's investment.

Note 4 - Loans Receivable and Allowance for Loan Losses

Loans consisted of the following balances:

	December 31, 2011	December 31, 2010
Real estate:		
Commercial	$ 142,465,272	$ 150,373,567
Construction and land development	31,380,968	40,145,092
Residential	32,179,959	35,060,621
Commercial and industrial	53,223,979	47,344,577
Consumer	6,553,215	9,026,540
	265,803,393	281,950,397
Allowance for loan losses	(6,816,391)	(6,918,479)
Net deferred loan fees	(400,770)	(616,146)
	$ 258,586,232	$ 274,415,772

Loans fall into the following fixed and variable components:

	December 31, 2011	December 31, 2010
Fixed rate loans	$ 97,629,682	$ 99,023,464
Variable rate loans	168,173,711	182,926,933
	$ 265,803,393	$ 281,950,397

Loan origination/risk management: The Bank has lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies, nonperforming loans, and other potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions. In general, loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently and to repay their obligations as agreed. Cash flows of borrowers, however, may not be as expected, and the collateral securing these loans may fluctuate in value. Most loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and typically incorporate a personal guarantee. However, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. In the case of loans secured by real estate, the properties are diverse in terms of type, but are concentrated to a large extent in the Bank's primary market area, which is Spokane County, Washington and Kootenai County, Idaho. This concentration may increase the Bank's exposure to adverse economic events that affect a single market or industry. Construction loans are generally based upon estimates of costs and value associated with the complete project with repayment substantially dependent on the success of the ultimate project such as sales of developed property or an interim loan commitment from the Bank until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

The Bank originates consumer loans utilizing an individualized underwriting process. To monitor and manage consumer loan risk, policies and procedures are developed and modified as needed. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, minimizes risk.

The Bank's internal audit department performs an independent review to validate the credit risk program on a periodic basis. Results of these reviews are presented to management and the Board of Directors. The loan review process complements and reinforces the risk identification and assessment decisions made by the Bank's loan officers and credit personnel, as well as the Bank's policies and procedures.

Past due and nonaccrual loans: The following table presents an age analysis of past due loans, segregated by class of loans:

	December 31, 2011					
	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total Loans
Real estate:						
Commercial	$ 742,574	$ 348,926	$ 3,272,843	$ 4,364,343	$ 138,100,929	$ 142,465,272
Construction and land development	1,267,914	101,996	2,685,000	4,054,910	27,326,058	31,380,968
Residential	11,337	1,689,651	-	1,700,988	30,478,971	32,179,959
Commercial and industrial	293,876	-	-	293,876	52,930,103	53,223,979
Consumer	127,132	44,327	1,213	172,672	6,380,543	6,553,215
	$ 2,442,833	$ 2,184,900	$ 5,959,056	$ 10,586,789	$ 255,216,604	$ 265,803,393

	December 31, 2010					
	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total Loans
Real estate:						
Commercial	$ 1,202,239	$ 132,187	$ 3,394,342	$ 4,728,768	$ 145,644,799	$ 150,373,567
Construction and land development	271,900	262,400	1,690,825	2,225,125	37,919,967	40,145,092
Residential	661,713	30,691	269,077	961,481	34,099,140	35,060,621
Commercial and industrial	-	-	21,345	21,345	47,323,232	47,344,577
Consumer	48,540	96,280	3,500	148,320	8,878,220	9,026,540
	$ 2,184,392	$ 521,558	$ 5,379,089	$ 8,085,039	$ 273,865,358	$ 281,950,397

No loans over 90 days past due were still on accrual status as of December 31, 2011 and 2010.

Nonaccrual loans, segregated by class of loans, were as follows:

	December 31,	
	2011	2010
Real estate:		
Commercial	$ 3,869,995	$ 8,660,903
Construction and land development	3,952,914	2,613,311
Residential	1,758,296	1,361,642
Commercial and industrial	49,634	21,345
Consumer	42,810	55,665
	$ 9,673,649	$ 12,712,866

If the Bank's nonaccrual loans had performed in accordance with their original contract terms, additional interest income of $412,708 in 2011 and $571,093 in 2010 would have been recognized.

Impaired loans: Loans are considered impaired when, based on current information and events, it is improbable the Bank will be able to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated in total for smaller-balance loans of a similar nature and on an individual loan basis for other loans. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are applied to principal if the loan is on nonaccrual. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Impaired loan balances were as follows:

	December 31, 2011				
	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance
Real estate:					
Commercial	$ 16,725,622	$ 4,963,893	$ 9,680,802	$ 14,644,695	$ 1,587,250
Construction and land development	15,015,192	8,450,612	3,130,912	11,581,524	115,000
Residential	3,032,615	849,535	1,910,939	2,760,474	542,530
Commercial and industrial	1,279,382	33,977	1,245,406	1,279,383	322,643
Consumer	126,303	17,119	103,362	120,481	44,476
	$ 36,179,114	$ 14,315,136	$ 16,071,421	$ 30,386,557	$ 2,611,899

	December 31, 2010				
	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance
Real estate:					
Commercial	$ 22,585,792	$ 2,477,745	$ 19,664,444	$ 22,142,189	$ 2,392,700
Construction and land development	12,697,357	8,582,061	2,432,031	11,014,092	678,249
Residential	2,776,696	94,933	2,378,798	2,473,731	641,246
Commercial and industrial	1,584,592	717,473	706,952	1,424,425	415,577
Consumer	170,296	4,230	136,519	140,749	89,401
	$ 39,814,733	$ 11,876,442	$ 25,318,744	$ 37,195,186	$ 4,217,173

The average recorded investment in impaired loans and the related interest income recognized for cash payments received were as follows at December 31:

	2011		2010	
	Average Recorded Investment	Interest Income Recorded for Cash Payments Received	Average Recorded Investment	Interest Income Recorded for Cash Payments Received
Real estate:				
Commercial	$ 19,087,109	$ 1,038,379	$ 16,200,774	$ 852,547
Construction and land development	11,664,621	483,753	13,204,537	409,197
Residential	2,579,031	90,181	2,343,829	113,613
Commercial and industrial	1,817,266	147,790	1,688,670	98,546
Consumer	182,021	15,006	75,891	4,875
	$ 35,330,048	$ 1,775,109	$ 33,513,701	$ 1,478,778

Troubled debt restructuring ("TDR"): A troubled debt restructuring occurs when, due to a borrower's financial difficulties, the Bank grants a concession that it would not otherwise consider. The concession can take the form of an interest rate or principal reduction or an extention of payments of principal or interest, or both. Restructured loans are included in impaired loans until such time as the restructured loan performs according to the new terms for an acceptable duration, typically one year or longer depending on the circumstances specific to each credit, and is at a market rate for a transaction of similar risk. Restructured loans performing in accordance with their new terms are not included in nonaccrual loans unless there is uncertainty as to the ultimate collection of principal or interest. The recorded investment in restructured loans was as follows:

	December 31, 2011		December 31, 2010	
	Accruing Restructured Loans	Restructured Loans Included in Nonaccrual Loans	Accruing Restructured Loans	Restructured Loans Included in Nonaccrual Loans
Real estate:				
Commercial	$ 9,684,024	$ 1,939,412	$ -	$ 3,972,313
Construction and land development	-	2,956,795	-	-
Residential	-	815,379	-	704,837
Commercial and industrial	534,709	-	397,011	-
	$ 10,218,733	$ 5,711,586	$ 397,011	$ 4,677,15.0

For the years ended December 31, 2011 and 2010, the Bank recognized interest income of $581,951 and $25,305, respectively, in connection with restructured accruing loans.

Troubled debt restructurings which occurred during the years ended December 31, 2011 and 2010, were as follows:

	December 31, 2011			December 31, 2010		
	Number of Contracts	Pre-modification Recorded Investment	Post-modification Recorded Investment	Number of Contracts	Pre-modification Recorded Investment	Post-modification Recorded Investment
Real estate:						
Commercial	6	$ 8,315,887	$ 8,315,887	-	$ -	$ -
Construction and land development	2	2,956,795	2,956,795	-	-	-
Residential	1	815,379	815,379	1	704,837	704,837
Commercial and industrial	1	287,076	287,076	3	397,011	397,011
	10	$ 12,375,137	$ 12,375,137	4	$ 1,101,848	$ 1,101,848

In each case, the loans listed above were modified to allow the borrower an additional period of interest-only payments, and in some cases, the interest rate was decreased. The Bank is not committed to lend additional funds to debtors whose loans have been restructured. As a result of the amendments adopted with ASU No. 2011-02, the Bank reassessed all restructurings that occurred on or after the beginning of 2011 for identification as troubled debt restructurings. No newly impaired loans resulted from this assessment.

Troubled debt restructurings for which there was a payment default during the years ended December 31, 2011 and 2010, were as follows:

	December 31, 2011		December 31, 2010	
	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
Real estate:				
Construction and land development	2	$ 2,956,795	-	$ -
Residential	1	815,379	-	-
	3	$ 3,772,174	-	$ -

Restructured loans for which there was a payment default during the period are included in the calculation of the allowance for loan losses as deemed appropriate for each defaulted credit.

Credit Quality Indicators: The Bank utilizes a risk grading matrix to assign a risk grade to each loan. Loans are graded on a scale of 1 to 10. The ten risk rating categories can be generally described by the following groupings for non-homogeneous loans:

Pass/Watch – These loans range from minimal credit risk to lower than average, but still acceptable, credit risk.

Special Mention – A Special Mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or the Bank's credit position at some future date. They contain unfavorable characteristics and are generally undesirable. Loans in this category are currently protected but are potentially weak and constitute an undue and unwarranted credit risk, but not to the point of a Substandard classification. A Special Mention loan has potential weaknesses such as inadequate working capital or underperformance compared to plan, which if not checked or corrected, weaken the asset or inadequately protect the Bank's position at some future date. Unlike a Substandard credit, there should be a reasonable expectation that these temporary issues will be corrected in a reasonable period of time, without liquidation of assets and within the normal course of business.

Substandard – A Substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of Substandard loans, does not have to exist in individual assets classified as Substandard. Loans are classified as Substandard when they have unsatisfactory characteristics causing unacceptable levels of risk, such as cash flow trends that are of a magnitude as to jeopardize current and future payments, or prolonged unsuccessful business operations or economic trends to which the borrower has not been able to adjust. The likely need to liquidate assets to correct the problem, rather than repayment from successful operations is a key distinction between Special Mention and Substandard.

Doubtful/Loss – Loans classified as Doubtful have all the same weaknesses inherent in loans classified as Substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions and values. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors, which may work towards strengthening of the loan, classification as a Loss (and immediate charge-off) is deferred until a more exact status may be determined. Pending factors include proposed merger, acquisition, liquidation procedures, capital injection, and perfection of liens on additional collateral and refinancing plans. A Loss rating is assigned to loans considered uncollectible and of such little value that the continuance as an active Bank asset is not warranted. This rating does not mean that the loan has no recovery or salvage value, but rather that the loan should be charged off now, even though partial or full recovery may be possible in the future.

The following table summarizes the Bank's internal risk rating by loan class:

	December 31, 2011				
	Pass/Watch	Special Mention	Substandard	Doubtful/Loss	Total Loans
Real estate:					
Commercial	$ 107,723,226	$ 18,789,784	$ 15,952,262	$ -	$ 142,465,272
Construction and land development	15,431,033	4,028,411	11,921,524	-	31,380,968
Residential	27,654,941	1,532,964	2,992,054	-	32,179,959
Commercial and industrial	47,556,658	3,169,646	2,497,675	-	53,223,979
Consumer	6,405,613	26,465	117,759	3,378	6,553,215
	$ 204,771,471	$ 27,547,270	$ 33,481,274	$ 3,378	$ 265,803,393

	December 31, 2010				
	Pass/Watch	Special Mention	Substandard	Doubtful/Loss	Total Loans
Real estate:					
Commercial	$ 113,338,751	$ 9,074,755	$ 27,960,061	$ -	$ 150,373,567
Construction and land development	22,649,820	1,257,135	16,238,137	-	40,145,092
Residential	30,371,167	2,142,986	2,546,468	-	35,060,621
Commercial and industrial	38,716,271	7,220,920	1,407,386	-	47,344,577
Consumer	8,830,399	46,568	148,573	1,000	9,026,540
	$ 213,906,408	$ 19,742,364	$ 48,300,625	$ 1,000	$ 281,950,397

Allowance for Loan Losses: The allowance for loan losses is a reserve established through a provision for loan losses charged to expense. The allowance for loan losses represents management's best estimate of probable losses within the existing loan portfolio. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Bank's allowance for loan loss methodology is based on guidance from ASC Topic 310, *Receivables*, and ASC Topic 450, *Contingencies*. The Bank's process for determining the appropriate level of the allowance for loan losses is designed to account for credit deterioration as it occurs. The amount of the provision reflects not only the necessary increases in the allowance for loan losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools.

The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Bank's control, including, among other things, the performance of the Bank's loan portfolio, the economy, changes in interest rates and the view of regulatory authorities toward loan classifications.

The Bank's allowance for loan losses consists of two elements: (1) general valuation allowances determined in accordance with ASC Topic 450 based on historical loan loss experience for similar loans with similar characteristics and trends, adjusted as necessary to reflect the impact of current economic conditions and other qualitative risk factors both internal and external to the Bank; and (2) specific valuation allowances determined in accordance with ASC Topic 310 based on probable losses on specific loans.

The allowances established for expected losses on specific loans are based on a regular analysis and evaluation of problem loans. Loans are classified based on an internal credit risk grading process that evaluates, among other things: (1) the borrower's ability to repay; (2) the financial condition of the borrower; (3) the quality of the borrower's management; (4) the underlying collateral, if any; (5) the strength of the guarantors; (6) the structure of the loan; (7) the quality, availability and timeliness of financial information; and (8) the industry and economic environment in which the borrower operates. This analysis is performed at the relationship manager level for all commercial loans. When a loan has been classified as Substandard or worse, a special assets officer analyzes the loan to determine whether the loan is impaired and, if impaired, the need to specifically allocate a portion of the allowance for loan losses to the loan. Impairment is determined in accordance with ASC Topic 310, which specifies that a loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement, including principal and interest, as scheduled in the loan agreement. Indicators of impairment include evidence the borrower is experiencing problems such as operating losses, marginal working capital, inadequate cash flow, or business interruptions; loans that are secured with collateral that is no longer readily marketable or that is subject to deterioration in realizable value; loans to borrowers in industries that are currently experiencing economic instability; and other factors. If a loan is determined to be impaired, the balance is segregated from the pool of loans and a specific valuation allowance is established by measuring the impairment. Most loans are collateral dependent and as such, impairment is measured by comparing the loan balance with the current market value of the collateral, less selling and holding costs. A deficiency is recorded as a specific valuation allowance, and is included as a component of the allowance for loan losses. If the deficiency on a collateral dependent loan remains for more than 90 days, it is charged off.

General valuation allowances are calculated based on the historical loss experience of specific types of loans, plus general economic conditions and other qualitative internal and external risk factors. The Bank calculates historical loss ratios for pools of similar loans with similar characteristics based on the proportion of actual charge-offs experienced compared to the total population of loans in the pool. The historical loss ratios are periodically updated based on actual charge-off experience. A historical valuation allowance is established for each pool of similar loans based upon the product of the historical loss ratio and the total dollar amount of the loans in the pool.

Added to the Bank's historical loss experience are metrics of general economic conditions and other qualitative risk factors both internal and external to the Bank. The risk factors believed by management to be most relevant to the loan portfolio are: (1) current unemployment levels in our operating areas, as compared to normal levels of unemployment; (2) the current level of past due and nonaccrual loans as compared to levels during years of low charge-offs; (3) a consideration of the trend of median home prices and foreclosure rates as they relate to construction and land loans; (4) a consideration of the trend of new housing starts and absorption rates as they relate to construction loans; (5) commercial and apartment vacancy rates and their relationship to multi-family and other commercial real estate loans; and (6) the change in the average risk rating of our portfolio, by loan type, as it relates to charge-off experience. Each component is used to calculate a risk factor, which is input into a "general reserve" matrix along with the historical loss rates discussed above. The total combined risk factor for each loan type is then applied to the loan balances that remain after impaired loans are segregated from the pool to determine an appropriate general valuation allowance. Management evaluates the change each one of these components has on the quality of the loan portfolio on a quarterly basis. In addition, management evaluates and documents intangible factors such as: (1) the experience, ability and effectiveness of the Bank's lending management and staff; (2) the effectiveness of the Bank's loan policies, procedures and internal controls; (3) the composition and concentrations of credit; and, (4) the effectiveness of the internal loan review function.

Activity in the allowance for loan losses was as follows for the years ended December 31, 2011 and 2010:

	Year Ended December 31, 2011				
	Balance, Beginning of Period	Provision for Loan Losses	Charge-offs	Recoveries	Balance, End of Period
Real estate:					
Commercial	$ 2,779,108	$ 2,902,070	$ (2,546,345)	$ -	$ 3,134,833
Construction and land development	1,340,832	3,241,137	(3,281,975)	4,202	1,304,196
Residential	1,081,459	951,815	(780,871)	22,085	1,274,488
Commercial and industrial	1,162,215	(111,043)	(314,908)	14,339	750,603
Consumer	347,266	(114,945)	(96,534)	3,919	139,706
Unallocated	207,599	4,966	-	-	212,565
	$ 6,918,479	$ 6,874,000	$ (7,020,633)	$ 44,545	$ 6,816,391

	Year Ended December 31, 2010				
	Balance, Beginning of Period	Provision for Loan Losses	Charge-offs	Recoveries	Balance, End of Period
Real estate:					
Commercial	$ 1,269,337	$ 1,885,092	$ (375,321)	$ -	$ 2,779,108
Construction and land development	1,801,087	1,133,705	(1,651,891)	57,931	1,340,832
Residential	604,059	1,058,619	(588,992)	7,773	1,081,459
Commercial and industrial	2,660,205	(1,092,121)	(432,934)	27,065	1,162,215
Consumer	133,176	371,303	(174,126)	16,913	347,266
Unallocated	614,197	(406,598)	-	-	207,599
	$ 7,082,061	$ 2,950,000	$ (3,223,263)	$ 109,681	$ 6,918,479

The Bank's recorded investment in loans and the related allowance for loan losses by portfolio segment, disaggregated on the basis of the Bank's impairment methodology, was as follows:

	December 31, 2011			
	Collectively Evaluated for Impairment		Individually Evaluated for Impairment	
	Loans	Related Allowance	Loans	Related Allowance
Real estate:				
Commercial	$ 127,820,577	$ 1,547,583	$ 14,644,695	$ 1,587,250
Construction and land development	19,799,444	1,189,196	11,581,524	115,000
Residential	29,419,485	731,958	2,760,474	542,530
Commercial and industrial	51,944,597	427,960	1,279,382	322,643
Consumer	6,432,734	95,230	120,481	44,476
Unallocated	-	212,565	-	-
	$ 235,416,836	$ 4,204,492	$ 30,386,557	$ 2,611,899

	December 31, 2010			
	Collectively Evaluated for Impairment		Individually Evaluated for Impairment	
	Loans	Related Allowance	Loans	Related Allowance
Real estate:				
Commercial	$ 128,231,378	$ 386,408	$ 22,142,189	$ 2,392,700
Construction and land development	29,130,999	662,583	11,014,093	678,249
Residential	32,586,890	440,213	2,473,731	641,246
Commercial and industrial	45,920,152	746,638	1,424,425	415,577
Consumer	8,885,792	257,865	140,748	89,401
Unallocated	-	207,599	-	-
	$ 244,755,211	$ 2,701,306	$ 37,195,186	$ 4,217,173

Management also evaluates the risk of loss associated with commitments to lend funds, such as with a letter or line of credit. A reserve has been established to absorb inherent losses with unfunded commitments using a blended rate of historical charge-off experience and is monitored on a regular basis.

Note 5 - Premises and Equipment

Components of premises and equipment included in the consolidated statements of financial condition were as follows:

	December 31,	
	2011	2010
Premises	$ 11,677,459	$ 11,680,418
Furniture, fixtures and equipment	6,362,212	6,006,828
Leasehold improvements	1,185,391	1,185,391
	19,225,062	18,872,637
Less accumulated depreciation and amortization	(7,274,865)	(6,138,396)
	11,950,197	12,734,241
Land	4,475,437	4,575,437
Construction in progress	6,593	6,593
Premises and equipment, net	$ 16,432,227	$ 17,316,271

The Bank has operating leases on a number of its branches that expire on various dates through 2026. The lease agreements have various renewal options.

The following is a schedule by year of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2011:

Year ending December 31,	
2012	$ 542,806
2013	556,164
2014	569,951
2015	584,095
2016	606,095
Thereafter	2,130,439
TOTAL MINIMUM PAYMENTS REQUIRED	$ 4,989,549

Total lease payments under the above mentioned operating leases and other month-to-month rentals for the years ended December 31, 2011 and 2010, were $523,442 and $520,175, respectively.

The Bank acquired $600,404 in land under a capital lease agreement that expires in 2031. The minimum annual lease commitments under this capital lease agreement are summarized as follows:

Year ending December 31,	
2012	$ 54,000
2013	54,000
2014	54,000
2015	54,000
2016	55,688
Thereafter	779,729
	1,051,417
Less amount representing interest	472,989
PRESENT VALUE OF LEASE PAYMENTS	$ 578,428

Note 6 - Foreclosed Real Estate

The following table presents the changes in foreclosed real estate, net of the valuation allowance, for the years ended December 31:

	2011	2010
Balance, beginning of year	$ 3,962,580	$ 3,671,694
Transfers in from loans	2,842,257	4,681,951
Capital improvements to property	51,144	-
Dispositions of property	(1,750,604)	(2,930,565)
Provision charged to income	(646,402)	(1,460,500)
Balance, end of year	$ 4,458,975	$ 3,962,580

Foreclosed real estate is carried at the lower of the recorded investment in the loan (prior to foreclosure) or the fair market value of the property less expected selling costs. The Bank recognized a valuation allowance of $646,402 and $1,460,500 on its foreclosed real estate as of December 31, 2011 and 2010, respectively. Additional valuation allowances of $100,000 and $200,000 were recognized on other property owned by the Company as of December 31, 2011 and 2010. Valuation allowances on foreclosed real estate and other property owned are based on updated appraisals of the underlying collateral as received during the period or management's authorization to reduce the selling price of a property during the period.

Note 7 - Deposits

Major classifications of deposits at December 31, were as follows:

	2011	2010
Noninterest bearing demand deposits	$ 64,982,073	$ 69,144,964
Money market	40,388,384	39,147,764
NOW accounts	69,817,787	57,877,666
Savings deposits	58,504,626	47,142,025
Time deposits, $100,000 and over	52,620,294	72,170,372
Other time deposits	45,820,657	60,753,834
	$ 332,133,821	$ 346,236,625

Maturities for time deposits at December 31, 2011, are summarized as follows:

2012	$ 51,995,101
2013	15,890,646
2014	11,137,416
2015	15,625,263
2016	3,792,525
	$ 98,440,951

Overdraft deposit accounts with balances of $109,049 and $111,049 at December 31, 2011 and 2010, respectively, were reclassified as loans receivable.

The Bank's deposits are insured to applicable limits by the FDIC. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, the maximum deposit insurance has been permanently increased from $100,000 to $250,000 per depositor, and unlimited deposit insurance on noninterest bearing transaction accounts has been extended through December 31, 2012.

Note 8 - Borrowed Funds

Borrowed funds consist of the following at December 31:

	2011	2010
Federal Home Loan Bank advances	$ 7,473,351	$ 3,771,154
Junior subordinated debentures	5,155,000	5,155,000
Capital lease obligation (see Note 5)	578,428	591,439
	$ 13,206,779	$ 9,517,593

FHLB advances are secured by a blanket pledge on Bank assets and specifically by qualifying loans.

Scheduled maturities and weighted average interest rates of FHLB advances at December 31, 2011, are as follows:

	Amount	Weighted Average Interest Rate
2012	$ 1,775,096	2.89%
2013	1,430,898	2.46%
2014	1,179,066	2.03%
2015	1,179,066	2.03%
2016	879,066	2.14%
Thereafter	1,030,159	2.96%
	$ 7,473,351	

In June 2005, the Company issued junior subordinated debentures aggregating $5,155,000 to Northwest Bancorporation Capital Trust I, with interest fixed at 5.95% through June 30, 2010, thereafter re-pricing quarterly at three-month LIBOR plus 1.70%, which was 2.26% at December 31, 2011. The Trust issued $155,000 of common securities to the Company and capital securities with an aggregate liquidation amount of $5,000,000 ($1,000 per capital security) to third-party investors. The common securities are included in "other assets" on the consolidated statements of financial condition; the subordinated debentures are included in "borrowed funds." The subordinated debentures are includable as Tier I capital for regulatory purposes. The subordinated debentures and the capital securities pay interest and dividends, respectively, on a quarterly basis, which are included in interest expense. The subordinated debentures will mature on June 30, 2035, at which time the capital securities must be redeemed. The subordinated debentures and capital securities can be redeemed, in whole or in part, beginning June 30, 2010, at a par value. The Company has provided a full and unconditional guarantee of the obligations of the Trust under the capital securities in the event of default. Pursuant to FASB ASC 810, Northwest Bancorporation Capital Trust I is not consolidated in these financial statements, and junior subordinated debentures are reported within the liabilities section of the consolidated statements of financial condition.

On June 4, 2010, the Company gave written notice to the holders of its outstanding junior subordinated debentures that regularly scheduled interest payments would be deferred. Under the terms of the related trust documents, the Company is allowed to defer payments of interest for up to 20 consecutive quarterly periods without default. During the deferral period, the respective trust will likewise suspend the declaration and payment of dividends on the trust preferred securities. Also during the deferral period, the Company generally may not pay cash dividends on or repurchase its common stock or preferred stock, including the Fixed Rate Cumulative Perpetual Preferred Stock, Series A and Series B, issued by the Company under the Treasury's Troubled Asset Relief Program's ("TARP") Capital Purchase Program (the "Capital Purchase Program"). In addition, the Company is restricted from making any payment on outstanding debt obligations that rank equally with, or junior to, the junior subordinated notes.

The Bank has operating lines of credit with various correspondent banks, which are detailed as follows:

	December 31, 2011		December 31, 2010	
	Line Amount	Outstanding Balance	Line Amount	Outstanding Balance
Federal Home Loan Bank	$ 44,983,643	$ -	$ 65,967,635	$ -
Pacific Coast Bankers Bank	10,000,000	-	10,000,000	-
Zions Bank	5,000,000	-	5,000,000	-
	$ 59,983,643	$ -	$ 80,967,635	$ -

The FHLB line is secured by a blanket pledge on Bank assets as well as certain specific loans; advances on the FHLB line may require additional purchases of FHLB stock. The Pacific Coast Bankers Bank line is unsecured. The Zions Bank line includes $1 million that is unsecured, and the rest of the line is secured by certain investment securities.

Note 9 - Securities Sold Under Repurchase Agreements

Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction and generally mature within one to four days from the transaction date. Securities underlying the agreements are presented in Note 2. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. For the years ended December 31, 2011 and 2010, securities sold under agreements to repurchase averaged $13,082 and $264,797; the high balance during each year was $135,254 and $1,626,109, respectively. The Bank did not pay interest on these balances during 2011 or 2010.

Note 10 - Commitments and Contingencies

The Bank is a party to various claims and lawsuits that are brought by and against the Bank and Company in the ordinary course of business, the aggregate effect of which, in management's and legal counsel's opinion, would not be material to the financial condition of the Company.

In the ordinary course of business the Bank makes various commitments and incurs certain contingent liabilities, which are not reflected in the accompanying financial statements. The Bank uses the same credit policies in making such commitments as they do for instruments that are included in the consolidated statements of financial condition. These commitments and contingent liabilities include various commitments to extend credit and standby letters of credit. At December 31, 2011 and 2010, commitments under standby letters of credit were $1,416,710 and $1,634,148, respectively, and firm loan commitments were $74,129,683 and $61,002,610, respectively. Substantially all of the commitments provide for repayment at a variable rate of interest. The Bank has established a reserve for these unfunded commitments totaling $175,000 at December 31, 2011 and 2010, which is included in other liabilities in the consolidated statements of financial condition. The Bank has not experienced any losses and does not anticipate any material losses as a result of these commitments.

During 2005, the Bank entered into an agreement with the Spokane Public Facilities District ("PFD") for the purchase of naming rights to the INB Performing Arts Center in Spokane. Under the agreement, the Bank will pay the PFD $150,000 per year for a period of ten years, with the final payment due in 2015.

Note 11 - Concentrations of Credit Risk

The majority of the Bank's loans, commitments, and standby letters of credit have been granted to customers in the Bank's market area, which is the eastern Washington and northern Idaho area. Substantially all such customers are depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Outstanding commitments and standby letters of credit were granted primarily to commercial borrowers.

The Bank places its cash with high credit quality financial institutions. The amount on deposit fluctuates, and at times exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Bank to credit risk. The Bank evaluates the credit quality and liquidity of these financial institutions to mitigate its credit risk.

Note 12 - Income Taxes

The components of income tax (benefit) expense are as follows:

	2011	2010
Current tax (benefit) expense	$ (229,622)	$ 197,291
Deferred tax (benefit) expense	(563,192)	23,395
INCOME TAX (BENEFIT) EXPENSE	$ (792,814)	$ 220,686

The Company's normal, expected statutory income tax rate is 36.2%, representing a blend of the statutory federal income tax rate of 34.0% and apportioned effects of the Idaho income tax rate of 7.6%. Our effective tax rates differ from statutory tax rates due to permanent differences arising primarily from nontaxable interest income on state and municipal securities and nontaxable gains in bank owned life insurance, as illustrated in the following table:

	2011	2010
Federal income tax at statutory rate	$ (523,281)	$ 395,714
Effect of tax-exempt interest income	(245,845)	(219,588)
Effect of nondeductible interest expense	12,714	16,061
Effect of other nondeductible expenses	13,610	13,257
Effect of state income taxes	(33,684)	14,075
Other	(16,328)	1,167
INCOME TAX (BENEFIT) EXPENSE	$ (792,814)	$ 220,686

The components of the deferred tax assets and deferred tax liabilities are as follows:

	2011	2010
Deferred tax assets:		
Allowance for loan losses	$ 1,416,728	$ 1,799,164
Writedown of foreclosed real estate and other property owned	735,387	404,430
Federal net operating loss carryforward	721,549	-
Deferred compensation	260,228	225,036
Other	127,909	77,415
Stock options	86,724	48,273
Goodwill amortization	16,626	21,126
Nonaccrual loan interest	13,326	134,637
Net unrealized loss on securities available for sale	-	376,421
Gross deferred tax assets	3,378,477	3,086,502
Valuation allowance	(742,000)	(742,000)
Net deferred tax assets	2,636,477	2,344,502
Deferred tax liabilities:		
Fixed asset basis differentials	1,221,964	1,163,716
Net unrealized gain on securities available for sale	624,277	-
Deferred loan fees and costs	179,837	131,631
Federal Home Loan Bank stock	92,375	92,375
Prepaid expenses	84,552	85,802
Net deferred tax liabilities	2,203,005	1,473,524
NET DEFERRED TAX ASSET	$ 433,472	$ 870,978

At December 31, 2011, an income tax receivable of $608,139 and a net deferred tax asset of $433,472 were included in other assets on the consolidated statements of financial condition. At December 31, 2010, an income tax receivable of $696,195 and a net deferred tax asset of $870,978 were included in other assets on the consolidated statements of financial condition.

The Company has a valuation allowance against a portion of its deferred tax assets, because taxable income in the next calendar year may not be sufficient to realize the benefits of temporary deductible differences that cannot be realized through carry-back to prior years or through the reversal of future temporary taxable differences. This valuation allowance will be reduced or eliminated as future taxable income is earned.

The Company follows the provisions of FASB ASC 740, *Income Taxes*. The Company had no unrecognized tax benefits at December 31, 2011 and 2010. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2011 and 2010 the Company recognized no interest and penalties.

The Company files a United States federal income tax return and an Idaho income tax return. With few exceptions, the Company is no longer subject to U.S. federal or state/local income tax examinations by tax authorities for years before 2008.

The Company has net operating loss carry forwards for federal income tax in the amount of $2,122,204 which will expire in 2031. The Company also has net operating loss carry forwards for State of Idaho income tax in the amount of $877,912; of this amount, $206,370 will expire in 2029 and $671,542 will expire in 2031.

Note 13 - Employee Benefits

The Bank maintains a 401(k) profit sharing plan covering all employees who meet certain eligibility requirements. The plan provides for employees to elect up to 50% of their compensation to be paid into the plan. The Bank's policy is to match contributions equal to 50% of the participant's contribution, not to exceed 3% of the participant's compensation. Vesting occurs over a six-year graded vesting schedule. Expenses associated with the plan were $110,145 and $133,465 for the years ended December 31, 2011 and 2010, respectively.

The Bank maintains a nonqualified deferred compensation plan under which eligible participants may elect to defer a portion of their compensation, with prior annual approval of the Board of Directors. The Bank does not match contributions to this plan, but does credit interest on amounts deferred based on the tax-equivalent rate earned on its bank-owned life insurance products. Expenses associated with the plan were $14,751 and $12,764 for the years ended December 31, 2011 and 2010, respectively. Liabilities associated with the plan were $229,797 and $221,854 for December 31, 2011 and 2010, respectively. To fund benefits under this plan, the Bank is the owner and beneficiary of single premium life insurance policies on certain current and past employees. At December 31, 2011 and 2010, the cash value of these policies was $3,915,776 and $3,792,109, respectively.

The Bank maintains unfunded, nonqualified executive income and retirement plans for certain of its current and retired senior executives under which participants designated by the Board of Directors are entitled to supplemental income or retirement benefits. Expenses associated with these plans were $106,590 and $95,416 for the years ended December 31, 2011 and 2010, respectively. Liabilities associated with these plans were $535,557 and $445,603 as of December 31, 2011 and 2010, respectively.

Note 14 - Stock-Based Compensation

On May 15, 2006, shareholders approved the Inland Northwest Bank 2006 Share Incentive Plan and the issuance of shares of common stock of the Company pursuant to the Plan. This Plan is an amendment and restatement of the Inland Northwest Bank Nonqualified Stock Option Plan originally effective July 21, 1992, as revised December 21, 1993, December 21, 1999 and April 16, 2002. The Plan allows the Board of Directors of Inland Northwest Bank to grant stock options and restricted stock awards to key employees of the Bank.

The decision as to whether to grant restricted stock awards or options for purposes of employee recruitment, retention or reward is at the discretion of the Compensation Committee. The maximum number of stock options and restricted stock awards that may be granted under the Plan, as adjusted for stock dividends, is 384,912. At December 31, 2011, there were 193,897 shares and/or options available for grant to employees.

Restricted stock awards cliff-vest after either a three-year or five-year period depending on the individual grant with the exception of specific awards issued to two executive officers, which cliff-vest in either three or five years, or upon the redemption of the Company's outstanding preferred stock, whichever is later. The fair value of these awards is recognized ratably over the vesting period as compensation expense.

Restricted stock award activity is summarized in the following table:

	Number of Shares	Weighted Average Fair Value
Outstanding at December 31, 2009	21,351	$ 5.98
Granted	42,750	3.55
Vested	(4,350)	13.34
Forfeited	-	-
Outstanding at December 31, 2010	59,751	3.71
Granted	35,151	4.42
Vested	-	-
Forfeited	-	-
Outstanding at December 31, 2011	94,902	3.99

Stock options vest over a five-year period and expire ten years from the date of grant. The fair value of these awards is recognized ratably over the vesting period as compensation expense. The exercise price of each option equals the fair market value of the Company's stock on the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the following assumptions: the risk-free rate is based on the Treasury yield curve in effect at the time of grant; the expected life of options granted represents the period of time that options granted are expected to be outstanding; expected volatilities are based on historical volatility of the Company's stock; the forfeiture rate is expected to be high; and the estimated dividend yield reflects the Company's expected future dividend rate. No options were granted during the years ended December 31, 2011 and 2010.

Stock option activity is summarized in the following table:

	2011		2010	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding options, beginning of year	62,882	$ 10.08	87,003	$ 9.67
Granted	-	-	-	-
Exercised	-	-	-	-
Expired	(19,565)	7.46	(20,262)	7.11
Forfeited/cancelled	(9,093)	11.63	(3,859)	16.52
Outstanding options, end of year	34,224	11.16	62,882	10.08
Options exercisable, end of year	33,224	10.99	60,042	9.74

Options outstanding at December 31, 2011 were as follows:

	Options outstanding				Exercisable options		
	Number Outstanding at Year End	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Intrinsic Value of Stock Options*	Number Exercisable at Year End	Weighted Average Exercise Price	Intrinsic Value of Stock Options*
Range of exercise prices:							
$7.00 through $10.00	10,210	0.96	$ 7.91	$ -	10,210	$ 7.91	$ -
$10.01 through $14.00	19,014	1.77	11.37	-	19,014	11.37	-
$14.01 through $19.00	5,000	5.44	17.00	-	4,000	17.00	-
	34,224	2.06	11.16	-	33,224	10.99	-

* Note: Options that are calculated to have a negative intrinsic value are excluded from the calculated total.

For the year ended December 31, 2011 and 2010, no cash proceeds were received from the exercise of options. It is the Company's policy to issue new shares for the exercise of stock options.

The pre-tax compensation expense yet to be recognized for stock-based awards that have been awarded but not vested is as follows as of December 31, 2011:

	Stock Options	Restricted Stock	Total Awards
2012	$ 2,292	$ 82,805	$ 85,097
2013	-	82,578	82,578
2014	-	77,887	77,887
2015	-	47,548	47,548
2016	-	19,304	19,304
	$ 2,292	$ 310,122	$ 312,414

Note 15 - Common and Preferred Stock

Common Stock:

No cash dividends or stock dividends on common stock were declared during the years ended 2011 and 2010. During 2011 and 2010, the Board of Directors voted to issue 7,700 shares and 4,900 shares, respectively, of Company stock to nonemployee Directors pursuant to the Company's Director Compensation Plan.

On July 15, 2010, the Company concluded an offering of its common stock to current shareholders, raising $2,747,220 in exchange for 686,805 shares. Net proceeds to the Company, after expenses, were $2,585,002.

Preferred Stock:
On February 14, 2009, as part of the Capital Purchase Program, the Company entered into a Letter Agreement incorporating an attached Securities Purchase Agreement–Standard Terms (collectively, the "Purchase Agreement") with the Treasury. Under the Purchase Agreement, the Company agreed to issue and sell to the Treasury (1) 10,500 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock"), having no par value per share, and (2) a warrant (the "Warrant") to purchase 525.00525 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock"), having no par value per share, for an aggregate purchase price of $10,500,000. The Treasury immediately exercised the warrant.

The Series A Preferred Stock pays cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. The Series B Preferred Stock pays a cumulative dividend of 9% per year. The Series A Preferred Stock and the Series B Preferred Stock (together, the "Preferred Stock") may not be redeemed by the Company during the first three years following the investment by the Treasury, except with the proceeds from a "Qualified Equity Offering" (as defined in the Company's Articles of Amendment). After three years, the Company may, at its option, redeem the Preferred Stock at the issue price, plus accrued and unpaid dividends. The Preferred Stock is generally non-voting and qualifies as Tier 1 capital.

As a result of the Company's participation in the Capital Purchase Program, the Company is restricted from paying any dividend on its common stock unless all accrued and unpaid dividends are paid in full on the Preferred Stock. During the three year period from February 13, 2009, payment of dividends on common stock by the Company may not exceed the last annual cash dividend of $0.20 per share. Prior consent of the Treasury will be required after February 13, 2012 until February 13, 2019, for any annual increase of 3% or more in aggregate common dividends per share. After February 13, 2019, the Company will be prohibited from paying any common dividends or repurchasing any equity securities or trust preferred securities until all of the Preferred Stock has been redeemed in whole or the Treasury has transferred all of the Preferred Stock to third parties.

During the years ended December 31, 2011 and 2010, the Company declared preferred stock dividends totaling $572,250 in each year. Subsequent to the payment made on February 16, 2010, the Company began deferring payment of dividends on its preferred stock but continues to accrue the liability for the dividends. As of December 31, 2011 and 2010, accrued and unpaid dividends totaled $1,072,969 and $500,719, respectively.

Note 16 - Related Party Transactions

The Company, through its Bank subsidiary, has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families, and affiliated companies in which they are principal shareholders. Loan balances with related parties at December 31, 2011 and 2010, were as follows:

	2011	2010
Balance, beginning of year	$ 179,761	$ 300,231
Advances	28,950	56,436
Payments	(63,639)	(176,906)
No longer related parties	(114,722)	-
Balance, end of year	$ 30,350	$ 179,761

Aggregate deposit balances with related parties at December 31, 2011 and 2010, were $1,637,743 and $1,710,160, respectively. All related party loans and deposits have been made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

Note 17 - Restrictions on Dividends and Retained Earnings

Federal and state banking regulations place certain restrictions on dividends paid by the Bank to the Company. The total amount of dividends, which may be paid at any date, is generally limited to the retained earnings of the Bank, which was $13,949,019 at December 31, 2011. Accordingly, $26,790,992 of the Company's equity in the net assets of the Bank was restricted at December 31, 2011.

Dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. During 2011, the Bank agreed with the FDIC to obtain a nonobjection from the FDIC and the Washington State Department of Financial Institutions (the "DFI") before paying any cash dividends or any other form of payment or distribution representing a reduction of bank capital.

Note 18 - Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). Under the regulatory framework for prompt corrective action, the Bank must maintain minimum Tier 1 leverage, Tier 1 risk-based capital, and total risk-based capital ratios as set forth in the table.

As of December 31, 2011, the Bank was categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum capital ratios as set forth in the following table. No conditions or events exist that management believes have changed the institution's category.

The Company's and Bank's actual December 31, 2011 and 2010, capital amounts and ratios are presented in the table:

	Actual		Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2011:						
Total capital (to risk-weighted assets):						
Northwest Bancorporation	$ 44,285,000	13.63%	$ 25,993,600	≥ 8%	NA	NA
Inland Northwest Bank	43,445,000	13.41%	25,925,280	≥ 8%	$ 32,406,600	≥ 10%
Tier 1 capital (to risk-weighted assets):						
Northwest Bancorporation	40,187,000	12.37%	12,996,800	≥ 4%	NA	NA
Inland Northwest Bank	39,528,000	12.20%	12,962,640	≥ 4%	19,443,960	≥ 6%
Tier 1 capital (to average assets):						
Northwest Bancorporation	40,187,000	10.32%	15,581,920	≥ 4%	NA	NA
Inland Northwest Bank	39,528,000	10.17%	15,553,800	≥ 4%	19,442,250	≥ 5%
December 31, 2010:						
Total capital (to risk-weighted assets):						
Northwest Bancorporation	$ 45,524,000	14.03%	$ 25,962,480	≥ 8%	NA	NA
Inland Northwest Bank	43,994,000	13.61%	25,861,520	≥ 8%	$ 32,326,900	≥ 10%
Tier 1 capital (to risk-weighted assets):						
Northwest Bancorporation	41,430,000	12.77%	12,981,240	≥ 4%	NA	NA
Inland Northwest Bank	39,949,000	12.36%	12,930,760	≥ 4%	19,396,140	≥ 6%
Tier 1 capital (to average assets):						
Northwest Bancorporation	41,430,000	10.56%	15,686,080	4%	NA	NA
Inland Northwest Bank	39,949,000	10.09%	15,844,360	4%	19,805,450	5%

In April 2010, the Bank agreed with the FDIC and the DFI that the Bank would, among other things, achieve and maintain a minimum leverage ratio of 10%, compared to its current minimum required regulatory ratio of 5%. As of December 31, 2011, the Bank's leverage ratio was 10.17%.

Note 19 - Earnings (Loss) Per Share

Earnings (loss) per share and the calculated effect of dilutive securities on loss per share is as follows for the year ended December 31:

	2011	2010
Numerator:		
Net (loss) income applicable to common shares	$ (1,423,498)	$ 267,459
Denominator:		
Weighted average shares outstanding	3,080,229	2,704,107
Dilutive effect of stock based compensation	-	35,578
Total	3,080,229	2,739,685
Basic (loss) earnings per common share	$ (0.46)	$ 0.10
Diluted (loss) earnings per common share	$ (0.46)	$ 0.10

For the year ended December 31, 2011, the Company recorded a net loss for the year, and all potentially dilutive securities were anti-dilutive. For the year ended December 31, 2010, the number of anti-dilutive shares was 94,091.

Note 20 - Fair Values

The following table presents estimated fair values of the Company's financial instruments as of December 31, 2011 and 2010, whether or not recognized or recorded at fair value in the consolidated statements of financial condition:

	2011		2010	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 13,510,519	$ 13,510,519	$ 10,812,519	10,812,519
Federal funds sold and other interest bearing deposits	13,774,264	13,774,264	5,028,177	5,028,177
Securities available for sale	66,250,141	66,250,141	69,730,275	69,730,275
Federal Home Loan Bank stock	1,261,000	1,261,000	1,261,000	1,261,000
Loans receivable, net	258,586,232	262,236,778	274,415,772	280,074,909
Loans held for sale	2,727,644	2,727,644	2,370,651	2,370,651
Bank owned life insurance	3,915,776	3,915,776	3,792,109	3,792,109
Financial Liabilities:				
Deposits	332,133,821	333,403,840	346,236,625	347,503,840
Securities sold under agreements to repurchase	-	-	135,254	135,254
Borrowed funds	13,206,779	11,220,978	9,517,593	7,010,260

The following table summarizes the Company's financial instruments that were measured at fair value on a recurring basis at December 31, 2011 and 2010:

	December 31, 2011			
	Total	Level 1	Level 2	Level 3
Securities available for sale:				
U.S. government agency securities	$ 6,801,884	$ -	$ 6,801,884	$ -
State and municipal securities	25,054,485	-	25,054,485	-
Corporate debt obligations	11,750,689	-	11,750,689	-
SBA guaranteed loan pools	8,949,607	-	8,949,607	-
Mortgage backed securities	4,397,394		4,397,394	-
Collateralized mortgage obligations	9,296,082	-	9,296,082	-

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Securities available for sale:				
U.S. government agency securities	$ 30,123,828	$ -	$ 30,123,828	$ -
State and municipal securities	22,999,506	-	22,999,506	-
Corporate debt obligations	10,797,996	-	10,797,996	-
SBA participation certificates	3,377,841	-	3,377,841	-
Mortgage backed securities	2,165,112		2,165,112	-
Collateralized mortgage obligations	265,992	-	265,992	-

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which is it practicable to estimate that value:

Cash and cash equivalents, and federal funds sold: The carrying amount approximates fair value because of the short maturity of these investments.

Securities: The fair values of marketable securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Federal Home Loan Bank stock: The carrying value approximates fair value as the shares can only by redeemed by the Federal Home Loan Bank at par.

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, real estate, consumer, credit card, and other. Each loan category is further segmented into fixed and adjustable rate interest terms. The fair values for fixed-rate loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For variable rate loans that re-price frequently and have no significant change in credit risk, fair values are based on carrying values.

Loans held for sale: The carrying value approximates fair value.

Bank owned life insurance: The carrying amount (the cash surrender value) approximates fair value.

Deposits: The fair value of deposits with no stated maturity such as demand deposits, savings and interest checking accounts, NOW accounts, and money market deposits is equal to the amount payable on demand at the reporting date. The fair value of fixed-maturity time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal funds purchased and securities sold under agreements to repurchase: For short-term instruments, including federal funds purchased and securities sold under agreements to repurchase, the carrying amount (the amount payable on demand at the reporting date) is a reasonable estimate of fair value.

Borrowed funds: The fair value of term debt and junior subordinated debentures is estimated using the discounted value of contractual cash flow using the Bank's current incremental borrowing rate for similar types of borrowing arrangements. The junior subordinated debentures detailed in Note 8 carried a fixed rate of interest of 5.95% through June 30, 2010. Subsequent to that date, the rate of interest is reset quarterly, equal to three-month LIBOR plus 1.70%. The fair value of the debentures represents the estimated amount that would be paid to transfer these liabilities in an orderly transaction amongst market participants.

Off-balance-sheet instruments: Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The fair value of the fees at December 31, 2011 and 2010, were insignificant. See Note 10 for the notional amount of the commitments to extend credit.

Valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's assumptions about market value. Level 1 includes quoted prices for identical instruments in active markets. Level 2 includes quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable. Level 3 includes instruments whose significant value drivers are unobservable. A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company had no assets valued using a Level 3 input on a recurring basis during the years ended December 31, 2011 and 2010.

Amounts could be transferred between levels if the inputs used for valuation change and become more or less observable. The Company's policy is to recognize transfers in and transfers out as of the actual date of the event or change in circumstances that caused the transfer. There were no transfers between levels during the years ended December 31, 2011 and 2010.

Certain assets are measured at fair value on a nonrecurring basis. These adjustments to fair value generally result from the application of lower-of-cost-or-market accounting or write-downs of individual assets due to impairment. The following table summarizes the Company's assets measured at fair value on a nonrecurring basis. The amounts disclosed below represent the fair values at the time the nonrecurring fair value measurements were made, and not necessarily the fair value as of the dates reported upon.

	December 31, 2011			
	Total	Level 1	Level 2	Level 3
Loans	$ 13,459,522	$ -	$ -	$ 13,459,522
Foreclosed real estate	4,458,975	-	-	4,458,975

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Loans	$ 21,101,571	$ -	$ -	$ 21,101,571
Foreclosed real estate	2,126,179	-	-	2,126,179

The following table presents the losses resulting from nonrecurring fair value adjustments for the years ended December 31:

	2011	2010
Loans	$ 6,422,693	$ 3,031,636
Foreclosed real estate	255,097	1,298,732

Loans: The loan amount above represents impaired, collateral dependent loans held by the Bank at the balance sheet date that have been adjusted to fair value. When collateral dependent loans are identified as impaired, the impairment is measured using the current fair value of the collateral securing these loans, less selling costs. The fair value of real estate collateral is determined using independent appraisals. The fair value of business equipment, inventory and accounts receivable collateral is typically based on the net book value on the business' financial statements, but in some cases an appraisal is obtained for equipment and inventory. Appraised and reported values are discounted based on management's review and analysis which may include historical knowledge, changes in market conditions, estimated selling and other anticipated costs, and/or expertise and knowledge of the client and the client's business. The loss represents charge-offs or impairments on collateral dependent loans for adjustments made based on the fair value of the collateral.

Foreclosed real estate: The amount shown above represents impaired real estate and other repossessed assets that have been adjusted to fair value, which is typically determined using an independent appraisal. At the time of foreclosure or repossession, these assets are measured and recorded at the lower of carrying amount of the loan or fair value less costs to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure or repossession, management periodically re-assesses the value so that the property is carried at the lower of its new cost basis or fair value, net of estimated costs to sell. Appraised values may be discounted based on management's review and analysis which may include historical knowledge, changes in market conditions, estimated selling and other anticipated costs, and/or expertise and knowledge of the client and the client's business. Fair value adjustments on foreclosed real estate and other repossessed assets are recognized in the consolidated statements of operations. The net (gain) loss represents impairments on foreclosed real estate and other repossessed assets made based on the fair value of the property.

Note 21 - Parent Company-Only Financial Information

The following Northwest Bancorporation, Inc. parent company-only financial information should be read in conjunction with the other notes to consolidated financial statements. The accounting policies for the parent company-only financial statements are the same as those used in the presentation of the consolidated financial statements other than the parent company-only financial statements account for the parent company's investments in its subsidiaries under the equity method.

Condensed Statements of Condition:
($ in thousands)

	December 31,	
	2011	2010
ASSETS		
Cash	$ 1,348	$ 913
Investment in trust equities	155	155
Investment in subsidiaries	40,740	39,219
Deferred tax asset	235	42
Premises and equipment, net	616	730
Other assets	610	697
TOTAL ASSETS	$ 43,704	$ 41,756
LIABILITIES AND SHAREHOLDERS' EQUITY		
Junior subordinated debentures	$ 5,155	$ 5,155
Due to subsidiary	787	270
Interest and dividends payable	1,363	644
Shareholders' equity	36,399	35,687
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 43,704	$ 41,756

Condensed Statements of Operations:
($ in thousands)

	Year Ended December 31,	
	2011	2010
Interest Income:		
Interest bearing deposits	$ 5	$ 14
Other (Expense) Income:		
Equity in undistributed (loss) income of consolidated subsidiaries	(421)	1,425
Interest expense	(146)	(220)
Other expenses	(351)	(523)
	(918)	682
Net (loss) income before income taxes	(913)	696
Income tax benefit	(167)	(248)
NET (LOSS) INCOME	$ (746)	$ 944
Preferred stock dividends and discount accretion, net	677	677
Net (loss) income applicable to common shares	$ (1,423)	$ 267

Condensed Statements of Cash Flows:
($ in thousands)

	Year Ended December 31,	
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (746)	$ 944
Adjustments to reconcile net (loss) income to net cash used by operating activities:		
Equity in undistributed loss (income) of consolidated subsidiaries	421	(1,425)
Depreciation	14	14
Impairment loss on property owned	100	200
Loss on sale of investment security	-	61
Change in deferred taxes	(193)	(34)
Tax effect of equity-based compensation	-	19
Decrease in other assets	87	326
Increase (decrease) in other liabilities	752	(783)
Net cash provided (used) by operating activities	435	(678)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investments in subsidiaries	-	(1,150)
Proceeds from sale of investment security	-	189
Net cash used by investing activities	-	(961)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common stock	-	2,585
Tax effect of equity-based compensation	-	(19)
Cash dividend paid on preferred stock	-	(72)
Net cash provided by financing activities	-	2,494
NET CHANGE IN CASH	435	855
Cash, beginning of year	913	58
Cash, end of year	$ 1,348	$ 913
SUPPLEMENTAL CASH FLOWS INFORMATION:		
Interest paid	$ -	$ 77

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

During the Company's two most recent fiscal years, there have been no disagreements with the Company's independent accountants on accounting and financial disclosures that have not been resolved satisfactorily and no resignation (or declination to stand for re-election) or dismissal of the principal independent registered public accountant of the Company or the Bank.

Item 9A. ***Controls and Procedures.***

The Company's Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 240.13a-15(e)) as of December 31, 2011, the date of this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's current disclosure controls and procedures are effective and timely, providing them with material information relating to the Company required to be disclosed in the reports that are filed or submitted under the Exchange Act.

Management of the Company, including its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company's internal control over financial reporting is a process designed under the supervision of the Company's management, including its Chief Executive Officer and its Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States of America.

The Company's internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records which, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control and, accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation and fair presentation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2011 is effective.

There have been no changes in internal controls or procedures during the last quarter that have materially affected, or are reasonably likely to materially affect the Company's control over financial reporting.

Item 9B. ***Other Information.***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

Directors and Officers

Information required by this item is set forth in the Company's Proxy Statement for its 2012 annual meeting of shareholders, under the headings "Proposal 1. Election of Three Directors of the Company for Terms Ending in the Year 2015," "Board of Directors of Northwest Bancorporation, Inc.," "Information Concerning the Board of Directors and its Committees," "Corporate Governance," and "Executive Officers" and is incorporated in this Item 10 by reference.

Compliance with Section 16(a)

Information regarding compliance with Section 16(a) of the Exchange Act of 1934, by certain affiliates of the Company, is set forth in the Company's Proxy Statement for its 2012 annual meeting of shareholders, under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated in this Item 10 by reference.

Code of Ethics

Information regarding the Company's code of ethics is set forth in the Company's Proxy Statement for its 2012 annual meeting of shareholders, under the heading "Corporate Governance – Code of Ethics" and is incorporated in this Item 10 by reference.

Audit Committee and Audit Committee Financial Expert

In response to this Item, the information set forth in the Company's Proxy Statement for its 2012 annual meeting of shareholders, under the headings "Information Concerning the Board of Directors and its Committees – Committees of the Board – Audit Committee" and "Audit Committee Report" is incorporated in this Item 10 by reference.

Item 11. *Executive Compensation.*

The information with respect to executive compensation, director compensation, and employee benefits required to be included in this Item 11 is included under the headings "Executive Officers," "Executive Compensation," and "Compensation Committee Report" in the Company's 2012 Proxy Statement and is incorporated in this Item 11 by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information with respect to security ownership required by this Item 12 is included under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Company's 2012 Proxy Statement and is incorporated in this Item 12 by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information with respect to certain relationships and transactions required by this Item 13 is included under the headings "Transactions with Management and Others" and "Corporate Governance – Director Independence" in the Company's 2012 Proxy Statement and is incorporated in this Item 13 by reference.

Item 14. *Principal Accounting Fees and Services.*

The information with respect to principal accounting fees and services required by this Item 14 is included under the headings "Independent Registered Public Accounting Firm's Fees" and "Pre-Approval of Audit and Non-Audit Services" in the Company's 2012 Proxy Statement and is incorporated in this Item 14 by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules.***

(a)(1) *Financial Statements.* The following financial statements are filed in Item 8 of this Form 10-K:

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Financial Condition as of December 31, 2011 and 2010
Consolidated Statements of Operations for the Years Ended December 31, 2011 and 2010
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2011 and 2010
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2011 and 2010
Consolidated Statements of Cash Flows for the Years Ended December 31, 2011 and 2010
Notes to Consolidated Financial Statements

(a)(2) *Financial Statement Schedules.* All schedules are omitted as the required information is not applicable or the information is presented in the consolidated financial statements or related notes.

(a)(3) *Exhibits.* The following exhibits are filed as part of this report and are incorporated herein by reference:

Exhibit No.	Description
3.1	Restated Articles of Incorporation of the Company. Filed as Exhibit 3.1 to the Company's annual report on Form 10-K, filed with the SEC on March 27, 2009, and incorporated herein by reference.
3.2	Amended and restated bylaws of the Company. Filed as Exhibit 3.1 to the Company's current report on Form 8-K, filed with the SEC on January 25, 2010, and incorporated herein by reference.
4.1	Reference is made to exhibits 3.1 and 3.2.
4.2	Form of Certificate for Series A Preferred Stock. Filed as Exhibit 4.1 to the Company's current report on Form 8-K filed with the SEC on February 13, 2009, and incorporated herein by reference.
4.3	Form of Certificate for Series B Preferred Stock. Filed as Exhibit 4.2 to the Company's current report on Form 8-K filed with the SEC on February 13, 2009, and incorporated herein by reference.
4.4	Warrant to purchase shares of the Company's Series B Preferred Stock, dated February 13, 2009 and issued to the United States Department of the Treasury. Filed as Exhibit 4.3 to the Company's current report on Form 8-K filed on February 13, 2009, and incorporated herein by reference.
10.1	Letter Agreement, dated February 13, 2009, between the Company and the United States Department of the Treasury. Filed as Exhibit 10.1 to the Company's current report on Form 8-K filed on February 13, 2009, and incorporated herein by reference.
10.2	Lease Agreement for the Company's Main Branch dated March 3, 2010, by and between the Company and Diamond Plaza, LLC. Filed as Exhibit 99.1 to the Company's current report on Form 8-K filed with the SEC on May 11, 2009, and incorporated herein by reference.

10.3	Unfunded Supplemental Executive Retirement Plan, dated August 29, 2008, for Randall L. Fewel. Filed as Exhibit 10.1 to the Company's current report on Form 8-K filed with the SEC on September 4, 2008, and incorporated herein by reference.
10.4	Inland Northwest Bank 2006 Share Incentive Plan. Filed herewith.
10.5	Randall L. Fewel Employment Agreement dated January 8, 2003. Filed as Exhibit 10.7 to the Company's annual report on Form 10-K, filed with the SEC on March 27, 2009, and incorporated herein by reference.
10.6	Holly A. Austin ("Poquette") Employment Agreement dated January 8, 2003. Filed as Exhibit 10.8 to the Company's annual report on Form 10-K, filed with the SEC on March 27, 2009, and incorporated herein by reference.
10.7	Scott W. Southwick Employment Agreement dated June 11, 2007. Filed as an Exhibit 10.2.9 to the Company's Form 10-Q on August 10, 2007, and incorporated herein by reference.
21.1	Subsidiaries of registrant. Filed herewith.
31.1	Certification of Randall L. Fewel, President and Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934. Filed herewith.
31.2	Certification of Holly A. Poquette, Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934. Filed herewith.
32.1	Certification of Randall L. Fewel, President and Chief Executive Officer, pursuant to 18 U.S.C. 1350. Furnished herewith.
32.2	Certification of Holly A. Poquette, Chief Financial Officer, pursuant to 18 U.S.C. 1350. Furnished herewith.
99.1	Certification of Principal Executive Officer pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008. Filed herewith.
99.2	Certification of Principal Financial Officer pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008. Filed herewith.
101	The following financial information from the Annual Report on Form 10-K for the period ended December 31, 2011, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Statements of Income; (ii) Consolidated Statements of Comprehensive Income; (iii) the Consolidated Balance Sheets; (iv) the Consolidated Statements of Cash Flows; (v) the Condensed Consolidated Statements of Equity and Redeemable Noncontrolling Interests; and (vi) the Notes to Consolidated Financial Statements .(1)

---

(1) As provided in Rule 406T of Regulation S-T, these interactive data files are furnished and not deemed filed or part of a registration statement or prospectus for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

Northwest Bancorporation, Inc. & Inland Northwest Bank

Board of Directors



Dwight B. Aden, Jr.
Insurance Broker (Retired)
Jones & Mitchell



Anthony D. Bonanzino
Chairman
Northwest Bancorporation, Inc.
Inland Northwest Bank
Principal Member
Century Archives Northwest, LLC



Katie Brodie
Northern Idaho Field Representative
Special Assistant to
Governor C.L. "Butch" Otter of Idaho



Harlan D. Douglass
President
Harlan D. Douglass, Inc.



Freeman B. Duncan
Attorney (Retired)
Law Offices of Freeman B. Duncan



Randall L. Fewel
President & C.E.O.
Northwest Bancorporation, Inc.
Inland Northwest Bank



Clark H. Gemmill
Vice President (Retired)
UBS Financial Services, Inc.



Bryan S. Norby
Financial Analyst
Yanke Machine Shop
Ry Timber Company
YMC, Inc.



William E. Shelby
Immediate Past Chairman
Northwest Bancorporation, Inc.
Inland Northwest Bank
Vice President (Retired)
U.R.M. Stores, Inc.



Jennifer P. West
Chief Operating Officer
Hill & Knowlton Northwest

Directors Emeriti

JIMMIE T.G. COULSON
Director 1989 - 2008

ROBERT J. DAVIDSON (deceased)
Director 1989 - 1996

DONALD A. ELLINGSEN, M.D.
Director 1996 - 2011

WILLIAM A. GRIFFITH (deceased)
Director 1989 - 1996

RICHARD H. PETERSON
Director 1989 - 2009

EDWARD E. RALPH
Director 1989 - 1997

HUBERT F. RANDALL
Director 1989 - 2003

PHILLIP L. SANDBERG
Director 1989 - 2007

FREDERICK M. SCHUNTER
Director 1989 - 2011
President & CEO 1989-2001

ROBERT P. SHANEWISE (deceased)
Director 1989 - 1996

J. ROD WALKER
Director 1989 - 2007

Northwest Bancorporation, Inc.
& Inland Northwest Bank

Senior Management



Randall L. Fewel
President
Chief Executive Officer



Elizabeth A. Herndon
Senior Vice President
Chief Retail Banking Officer



Scott W. Southwick
Executive Vice President
Chief Credit Officer



Ronald G. Jacobson
Senior Vice President
Commercial Team Leader



Douglas J. Beaudoin
Senior Vice President
Mortgage Department Manager



Holly A. Poquette
Senior Vice President
Chief Financial Officer



Mark V. Dresback
Senior Vice President
Commercial Team Leader

Bank Officers

ADMINISTRATION

STANLY V. ANDERSON
Vice President
Information Technology Manager

CINDY M. BOCOOK
Vice President
Deposit Operations Manager

BRANDI K. CARSON
Assistant Internal Auditor

DAVID F. HOCKETT
Vice President
Internal Auditor

LEILANI T. MCKERNAN
Assistant Vice President
Assistant Controller

JENNIFER L. NELSON
Vice President
Human Resources Manager

REGINA M. RUNYAN
Assistant Vice President
Data Processing Manager

LISA A. SANBORN
Vice President
Controller

LOAN DEPARTMENT

T.J. BRILL
Vice President
Commercial Loan Officer

CHAD R. BURCHARD
Vice President
Commercial Loan Officer

JEFFREY N. FEATHERSTONE
Consumer Loan Officer

SHAWN P. GOCHENOUR
Assistant Vice President
Cash Management Officer

LARRY H. ILK
Vice President
Commercial Loan Officer

JAMIE T. KEARNS
Commercial Loan Officer

DONALD J. MARYON
Vice President
Commercial Loan Officer

JASON E. WAGNER
Assistant Vice President
Commercial Loan Officer

CREDIT ADMINISTRATION

VALAURIE E. CAPREZ
Vice President
Loan Servicing Manager

MARCIA A. DORWIN
Credit Analyst

DONALD K. ENGDAHL
Vice President
Special Assets Officer

EDWARD E. PACKER
Vice President
Special Assets Officer

MIKE F. WILSON
Special Assets Officer

MORTGAGE DEPARTMENT

MARGARET C. BOWEN
Mortgage Loan Underwriter

ROD K. HENDRICKSON
Home Loan Consultant

GREGORY A. HUBBARD
Home Loan Consultant

GEOFFREY J. LEE
Home Loan Consultant

CANDACE S. LUGVIEL
Home Loan Consultant

KENT W. NELSON
Home Loan Consultant

CORY J. OBERST
Home Loan Consultant

PATRICIA A. RICKETTS
Mortgage Loan Operations Supervisor

LUCINDA M. STUMPH
Home Loan Consultant

BRANCH MANAGEMENT AND OPERATIONS

KAREN L. ADAMS
Vice President
Branch Manager
South Hill Branch

JOANN CURTIS-FLAHERTY
Branch Operations Officer
Downtown Branch

BRANCH MANAGEMENT AND OPERATIONS (cont.)

KEN F. DECATALDO
Assistant Vice Presidnet
Branch Manager
Spokane Valley Branch

JANET K. DIBLER
Vice President
Branch Manager
Airway Heights Branch

DEANNA L. HANLEY
Branch Manager
Francis Branch

CARMEN A. JACOBS
Branch Operations Officer
Post Falls Branch

LESLIE D. JACOBS
Branch Operations Officer
Hayden Branch

CANDACE L. JOHNSON
Assistant Vice President
Branch Manager
Hayden Branch

BRANDON P. KERR
Assistant Vice President
Branch Manager
Ruby Branch

ROXANNE M. KUSLER
Branch Manager
Spirit Lake Branch

JACK A. REISWIG
Assistant Vice President
Branch Manager
Coeur d'Alene Branch

PATRICK E. RUHLING
Branch Operations Officer
Francis Branch

SUZANNA L. SPENCER
Branch Manager
Post Falls Branch

VALERIE J. SUMMERS
Branch Operations Officer
Spokane Valley Branch

SHARLEEN W. WIDNER
Assistant Vice President
Branch Operations Officer
Northpointe Branch

Northwest Bancorporation, Inc.
& Inland Northwest Bank

Bank Branches

BRANCH DIRECTORY

Airway Heights
11917 W. Sunset Highway
Airway Heights, Washington 99001
509.244.4840

Coeur d'Alene
955 Ironwood Drive
Coeur d'Alene, Idaho 83814
208.664.8747

Downtown
421 W. Riverside Avenue
Spokane, Washington 99201
509.456.8888

Francis
518 W. Francis Avenue
Spokane, Washington 99205
509.323.1144

Hayden
30 W. Prairie Avenue
Coeur d'Alene, Idaho 83815
208.762.1155

Northpointe
1021 E. Hawthorne Road
Spokane, Washington 99218
509.466.1111

Post Falls
1729 E. Seltice Way
Post Falls, Idaho 83854
208.777.0887

Ruby
2110 N. Ruby Street
Spokane, Washington 99207
509.232.4666

South Hill
2905 E. 57th Avenue
Spokane, Washington 99223
509.448.7770

Spirit Lake
31845 N. 5th Avenue
Spirit Lake, Idaho 83869
208.623.5700

Spokane Valley
15015 E. Sprague Avenue
Spokane Valley, Washington 99216
509.924.1033

Corporate Information

CORPORATE HEADQUARTERS

Northwest Bancorporation, Inc.
421 W. Riverside Avenue, Suite 113
Spokane, WA 99201
Phone: 509.456.8888
Toll Free: 888.509.7922
Fax: 509.742.6669
Email: inb@inb.com

ANNUAL MEETING

The Annual Meeting of shareholders will be held on Monday, May 14, 2012, at 5:30 p.m. at the Airway Heights Branch of Inland Northwest Bank located at 11917 W. Sunset Highway, Airway Heights, Washington. All shareholders are invited to attend.

STOCK LISTING

Northwest Bancorporation, Inc.'s common stock is listed on the electronic bulletin board under the symbol NBCT.

SHAREHOLDER INQUIRIES

General shareholder inquiries regarding address changes, corrections to tax identification numbers or reissuance of stock certificates should be directed to our transfer agent:

Registrar and Transfer Company
10 Commerce Drive
P.O. Box 645
Cranford, NJ 07061
Toll Free: 800.368.2554

INTERNET SITE

www.inb.com

NORTHWEST BANCORPORATION, INC.